Form 20-F
period 2023-12-31
U Power Ltd
filed 2024-05-15
CIK 1939780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Telephone: +86-21-68593598

Email: rebecca.zhao@upincar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00001 per share	UCAR	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 1,243,140 ordinary shares, par value $0. 00001 per share, as of December 31, 2023.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AHYS” are to Anhui Yousheng New Energy Co., Ltd., a limited liability company established pursuant to PRC laws on May 16, 2013, which is controlled by WFOE (as defined below) with 100% equity ownership;

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“CD Youyineng” are to Chengdu Youyineng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on October 29, 2020, and is wholly owned by AHYS (defined below);

●	“EV” are to electric vehicle;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“our PRC subsidiaries”, or “operating subsidiaries,” are to AHYS and its subsidiaries, including CD Youyineng, SH Youteng (defined below), SH Youxu (defined below), Youpin (defined below), Youpin SD (defined below), ZJ Youguan (defined blow), and their respective subsidiaries;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares,” “Shares,” or “ordinary shares” are to the ordinary shares of the Company, par value US$ 0. 00001 per share;

●	“SH Youteng” are to Shanghai Youteng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on November 3, 2020, and AHYS (defined below) holds 70% of its equity interest;

●	“SH Youxu” are to Shanghai Youxu New Energy Technology Co., Ltd., a limited liability company established pursuant to PRC laws on March 22, 2021, and is wholly owned by AHYS;

●	“SME dealers” are to small and medium sized vehicle dealers;

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “Company,” “our”, and “Upincar” are to U Power Limited, the Cayman Islands holding company, and its predecessor entity and its subsidiaries, as the context requires;

●	“WFOE” are to our wholly owned Chinese subsidiary, Shandong Yousheng New Energy Technology Development Co., Ltd., a limited liability company established pursuant to PRC laws on July 27, 2022;

●	“Youpin” are to Youpin Automobile Service Group Co., Ltd., a limited liability company established pursuant to PRC laws on July 18, 2013, and AHYS holds 53.1072% of its equity interest;

●	“Youpin SD” are to Youpin Automobile Service (Shandong) Co., Ltd., a limited liability company established pursuant to PRC laws on June 30, 2020, and AHYS holds 87% of its equity interest; and

●	“ZJ Youguan” are to Zhejiang Youguan Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on May 21, 2020, and AHYS holds 80% of its equity interest.

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

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected March 31, 2024, when the Company implemented a 1-for-100 reverse share split.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Our PRC counsel, Guantao Law Firm, advised us that, since we obtained approval from both the SEC and The Nasdaq Capital Market (“Nasdaq”) to issue and list our ordinary shares on the Nasdaq prior to March 31, 2023, and closed our initial public offering on April 24, 2023, we were not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We shall be required, however, to file with the CSRC for any subsequent offerings. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

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

Dividends and Distributions

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or a share premium amounts, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. As of the date of this annual report, (1) the Company transferred approximately $1.85 million and $5.30 million to a subsidiary, Energy U Limited, in fiscal years 2024 and 2023, respectively, and no other cash transfers or transfers of other assets have occurred between the Company and its subsidiaries, and (2)  the Company and its subsidiaries did not made any dividends or distributions to investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this annual report, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, or investors.

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

Our Corporate History

Our subsidiary, AHYS, a limited liability company established pursuant to PRC laws on May 16, 2013, operates through the following subsidiaries:

(1).	Youpin, which was established on July 18, 2013 and AHYS holds 53.1072% of its equity interest. Youpin has the following subsidiaries:

a.	Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”), which was established on June 21, 2019, and is wholly owned by Youpin. CD Youyipin has one wholly-owned subsidiary:

i.	Zibo Youyipin Trading Co., Ltd., which was established on March 18, 2021;

b.	Liaoning Youguan New Energy Technology Co., Ltd. (“LY New Energy”), which was established on November 8, 2019, and is wholly owned by Youpin. LY New Energy has one subsidiary:

c.	Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech”), which was established on November 13, 2015. SY Digital Tech has one wholly-owned subsidiary:

d.	Youguan Financial Leasing (China) Co., Ltd., which was established on February 27, 2017, and is wholly owned by Youpin; and

e.	Shanghai Youqiao International Trade Co., Ltd., which was established on May 29, 2014, and is wholly owned by Youpin;

(2).	ZJ Youguan, which was established on May 21, 2020, and AHYS holds 80% of its equity interest. ZJ Youguan has one wholly-owned subsidiary:

a.	Dalian Youshengchi Automobile Trading Service Co., Ltd., which was established on March 23, 2021;

(3).	CD Youyineng, which was established on October 29, 2020, and is wholly owned by AHYS;

(4).	SH Youteng, which was established on November 3, 2020, and AHYS holds 70% of its equity interest;

(5).	SH Youxu, which was established on March 22, 2021, and is wholly owned by AHYS. SH Youxu has the following subsidiaries:

a.	Quanzhou Youyi Power Exchange Network Technology Co., Ltd., which was established on June 29, 2021, and is wholly owned by SH Youxu;

b.	Youxu (Xiamen) Power Exchange Network Technology Co., Ltd., which was established on August 10, 2021, and is wholly owned by SH Youxu;

c.	Zhuhai Youxu New Energy Technology Co., Ltd., which was established on August 9,2023, and is wholly owned by SH Youxu；

d.	Beijing Youxu New Energy Technology Co., Ltd., which was established on December 21, 2021, and is wholly owned by SH Youxu;

e.	Wuhu Youxu New Energy Technology Co., Ltd., which was established on November 12, 2021, and is wholly owned by SH Youxu;

f.	Youxu New Energy Technology（Nanyang）Co. Ltd., which was established on March 14 , 2023 and SH Youxu holds 70% of its equity interest;

g.	Liaoning Youxu New Energy Technology Co., Ltd., which was established on March 9, 2023, and SH Youxu holds 51% of its equity interest; and

h.	Henan Youxu New Energy Technology Co., Ltd., which was established on December 1, 2022, and SH Youxu owns 80% of its equity interest;

(6).	Youpin SD, which was established on June 30, 2020, and AHYS holds 86.96% of its equity interest. Youpin SD has the following subsidiaries:

a.	Youxu New Energy Technology (Zibo) Co., Ltd., which was established on July 29, 2021, and Youpin SD holds 98% of its equity interest; and

b.	Zibo Hengxin Investment Partnership (limited partnership), which was formed on November 2, 2020, and Youpin SD holds 99% of its equity interest.

Since 2013, AHYS and its subsidiaries have principally engaged in the provision of vehicle sourcing services. Beginning in 2020, AHYS and its subsidiaries gradually shifted focus from the vehicle sourcing business to the development of their proprietary battery-swapping technology, or UOTTA technology.

Reorganization in Connection with Our IPO

In connection with our initial public offering (the “IPO”), which was closed in April 2023, we undertook a reorganization (the “Reorganization”) in the following steps:

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

U Power Limited (Cayman) "Company" Cayman, 2021
100%
Youcang Limited (BVI)
100%
Offshore
Energy U Limited (HK)
100%
Onshore
Shandong Yousheng New Energy Technology Development Co., Ltd "WFOE" PRC, 2022.
100%
Anhui Yousheng New Energy Co., Ltd, "AHYS" PRC, 2013
87%
Youpin Automobile Service (Shandong) Co., Ltd. "Youpin SD" PRC, 2020
98%
Youcu New Energy Technology (Zibo) Co., Ltd. PRC, 2021
70%
Shanghai Youcu New Energy Technology Co., Ltd. "SH Youcu" PRC, 2021
80%
Zhejiang Youguan Automobile Service Co., Ltd. "ZJ Youguan PRC, 2020"
100%
Dalian Youshengchi Automobile Trading Service Co., Ltd. PRC, 2021
100%
Chengdu Youyineng Automobile Service Co., Ltd. "CD Youyineng" PRC, 2020
70%
Shanghai Youteng Automobile Service Co., Ltd. "SH Youteng" PRC, 2020
53.11%
Youpin Automobile Service Group Co., Ltd. "Youpin" PRC, 2013
51%
Beijing Youpinshuowei New Energy Technology Co., Ltd PRC, 2022
100%
Youguan Financial Leasing (China) Co., Ltd. PRC, 2017
100%
Liaoning Youguan New Energy Technology Co., Ltd. PRC, 2019
100%
Chengdu Youyipin Trading Co., Ltd. PRC, 2019
100%
Zibo Youyipin Trading Co., Ltd. PRC, 2021
100%
Shanghai Youqiao International Trade Co., Ltd. PRC, 2014
100%
Shanghai Youchuangneng Digital Technology Co., Ltd. . PRC, 2015
100%
100%
Beijing Youcu New Energy Technology Co., Ltd. PRC, 2021
100%
Wuhu Youcu New Energy Technology Co., Ltd. PRC, 2021
100%
Zhuhai Youcu New Energy Technology Co., Ltd., PRC, 2023
100%
Youcu (Xiamen) Power Exchange Network Technology Co., Ltd. PRC, 2021
100%
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. PRC, 2021
100%
Henan Youcu New Energy Technology Co., Ltd., PRC, 2022
80%
Youcu New Energy Technology (Nanyang) Co., Ltd., PRC, 2023
70%
Liaoning Youcu New Energy Technology Co., Ltd., PRC, 2023
51%

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

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

●	Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.

●	The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

●	Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

●	We have limited operating history in an emerging and fast-growing market, and our historical financial and operating performance may not be indicative of our future prospects and results of operations.

●	We face intense competition and may not be able to compete effectively.

●	We may not be able to effectively manage our growth, control expenses or implement business strategies, any of which events may cause our PRC subsidiaries to be unable to provide services or deliver products with premium quality or compete effectively.

●	Any harm to our brands or reputation or any damage to the reputation of the third parties with whom we collaborate or failure to enhance brand recognition could have a material adverse effect on our results of operations and growth prospects.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	Some of our patent applications on UOTTA technology are currently pending, we cannot assure you that such patents will be approved, and we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business, results of operations, financial condition and prospects.

●	Any significant disruption in our IT systems, including events beyond our control, or disruptions in our business partners’ IT systems, could have a material and adverse effect on our business and financial condition.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

●	Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry, the EV industry or the battery-swapping station sector.

●	The seasonality of the automobile industry impacts our operating results.

Risks Related to Our Vehicle Sourcing Business

Risks and uncertainties related to our vehicle sourcing business, but are not limited to, the following:

●	Our vehicle sourcing network is crucial to the success of our business; if we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our business, financial condition and prospects would be materially and adversely affected.

●	The commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations.

●	We face intense competition in the sourcing market and may not be able to compete effectively.

●	Uncertainties relating to the growth of the Chinese automotive markets in general could adversely affect our sourcing business and results of operations.

●	Our business is sensitive to changes in the prices of new and used vehicles.

●	We rely on third-party carriers to transport vehicles to our customers, and they are subject to associated business risks and costs and with those of the transportation industry, generally, many of which risks and costs would be out of our control.

Risks Related to UOTTA-powered EV and Battery-Swapping Station Business

Risks and uncertainties related to our UOTTA-powered EV and Battery-Swapping Station business include, but are not limited to, the following:

●	We may encounter difficulties in entering into the EV market, which may materially and adversely affect our growth and business prospects.

●	Our future growth is dependent upon the demand for, and upon consumers’ willingness to adapt to, EVs and battery-swapping stations as a power solution.

●	Our success depends on our ability to successfully develop, market and sell UOTTA-powered EVs and battery-swapping stations.

●	If UOTTA-powered EVs and battery-swapping stations do not meet the expectations of customers and users, our business, financial condition and competitive position will be materially and adversely affected.

●	We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries.

●	Our reliance on third parties for manufacturing UOTTA-powered commercial-use EVs and battery-swapping stations increases the risk that the supply of our products may become limited or interrupted or may not be of satisfactory quality and quantity.

●	If we fail to comply with regulatory requirements, our business could be adversely affected.

●	We may fail to maintain our strategic partnerships with auto manufacturers to jointly develop UOTTA-powered EVs.

●	We depend on third parties for the supply of components and parts to manufacture battery-swapping stations.

●	We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations.

●	Adverse conditions affecting one or more of our cooperating automobile manufacturers, battery-swapping station manufacturers and suppliers may negatively impact our business, financial condition and prospects.

●	We may experience delays in the development and launch of UOTTA-powered EV models in collaboration with our cooperating manufacturers.

●	The UOTTA-powered EVs we jointly develop with cooperating automobile manufacturers are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

●	The construction and operation of our battery-swapping station manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs, domestically produced vehicles or battery-swapping stations could have a material adverse effect on our business, financial condition and prospects.

Risks Related to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our ordinary shares and the trading market include, but are not limited to, the following:

●	An active trading market for our ordinary shares may not develop or sustain, and the trading price for our ordinary shares may fluctuate significantly.

●	The trading price of our ordinary shares has been, and is likely to continue to be, volatile, which could result in substantial losses to investors.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

●	We will incur increased costs as a result of being a public company.

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

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

There have been heightened tensions in international relations, particularly between the United States and China, in recent years. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. It remains unclear if unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for the operating entity’s products, impact the competitive position of the products, prevent the operating entity from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect the international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. As of the date of this annual report, we do not have any operations in Xinjiang Uyghur Autonomous Region, and our business is not impacted by the UFLPA.

Moreover, recently, the war in Ukraine and sanctions on Russia have increased the uncertainties in the relations between China and the United States, and tensions between these two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The impacts of the war in Ukraine and sanctions on Russia to our business are very limited because the operating subsidiaries do not source their raw materials from the European Union, Russia, or Ukraine and can seek alternative suppliers to their current suppliers in China without undue cost or effort. The prices of main raw materials used in the products were stable in fiscal years 2022 and 2023. However, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Risks Relating to Our Business and Industry

We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations resulting in a material decrease in working capital that raises substantial doubt about our ability to continue as a going concern. For the year ended December 31, 2023, we reported a net loss of RMB25,466,000, negative operating cash flows of RMB65,442,000, net current assets of RMB88,316,000 and an accumulated deficit of RMB173,176,000.

Our auditor, Onestop Assurance PAC, has indicated in its report on our financial statements for the fiscal year ended December 31, 2023 that there is substantial doubt as to our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Such a substantial doubt could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern includes the following meausures:

(i)	Obtaining financial support and credit guarantees from major shareholders;

(ii)	Taking various cost control measures to tighten the costs of operations;

(iii)	Speeding up the production cycle and shortening the delivery term to improve receivable turnover;

(iv)	Implementing various strategies to enhance sales and profitability; and

(v)	Equity financing.

However, there can be no assurance that additional financing, if required, would be available on favorable terms or at all or that the foregoing plans and measures will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

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

For the fiscal years ended December 31, 2023, 2022 and 2021, we were not profitable, and we did not generate positive cash flows from operations.

We recorded net losses of RMB25.5 million, RMB57.7 million and RMB49.1 million for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. In addition, we had negative cash flows from operating activities of RMB65.4 million, RMB12.9 million and RMB82.2 million for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. We have made significant up-front investments in research and development, dealer networking and sales and marketing to rapidly develop and expand our business. We anticipate that we will continue to invest significantly in research and development, and sales and marketing, and potentially in production capacity expansion, to further develop and expand our business. The aforementioned investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or may incur substantial losses for a number of reasons, including a lack of demand for our PRC subsidiaries’ products and services, increasing competition, challenging macro-economic environment, residual negative impacts on our operations due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows, as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of operations, which may limit our business growth and adversely affect our financial condition and results of operations.

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

As of the date of this annual report, we have 39 issued patents and 18 pending patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to such pending applications. Even if our patent applications succeed and we are issued patents in accordance, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to theirs. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act  and the rules and regulations of the Nasdaq Stock Market. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, and while we remain an “emerging growth company”, as such term is defined under the JOBS Act, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. In the course of preparing our financial statements for the year ended December 31, 2023, we identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

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

If we cease to be an “emerging growth company”, as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If the overall capacity of the automobile industry outgrows the demand of consumers, the oversupply of automobiles may occur, and we may face increased competition and experience increased pricing pressure. As a result, our business and profitability could be materially and adversely affected.

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

Our business operations depend on the continued services of senior management, particularly the executive officers named in this annual report and our key R&D personnel. In particular, Mr. Jia Li, our PRC subsidiaries’ founder and chairman, and Mr. Zhanduo Hao, the head of our battery-swapping technology team, are critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to sustain their continued management, and although Mr. Jia Li is also our Chief Executive Officer, there can be no assurance that we can continue to retain their services. If one or more members of senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies, in which case, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may, in turn, be materially and adversely affected.

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

In fiscal year 2022, due to the impact of COVID-19 pandemic, we had postponed some of our projects, experienced instability of the supply chain, as well as cancellations of sales orders, all of which had negatively impact our results of operations in fiscal year 2022. On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention were gradually reduced. In fiscal year 2023, as the Chinese economy experienced slow and gradual recovery from the COVID-19 pandemic, our business was not materially impacted by the COVID-19 pandemic. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as any potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

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

The commissions we charge SME dealers and individual vehicle buyers could be affected by a variety of factors, including the competitive landscape of the automotive sourcing industry, regulatory requirements, and our strategic plan to expand into the EV battery-swapping market. Prior to fiscal year 2021, the sourcing business revenue derived from such commissions constituted 100% of our revenue. In fiscal year 2021 , 2022 and 2023, the revenue from the sourcing business constituted 17.4% ,56.8%, and 7.7%, respectively, of our total revenue.

Our competitors may offer more attractive prices and services, which may require us to reduce commissions in order to compete effectively. In addition, commissions may be sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the automotive market, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. Further, as we expand into the EV battery-swapping market, we may have limited resources available for us to use in our vehicle sourcing business. In the event that the income from the sourcing service commissions decrease significantly in the future and our PRC subsidiaries are not able to adopt any initiatives to reverse such trend, our business, financial condition and results of operations could be harmed.

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

We have experienced, and may continue to experience, delays in the development and launch of UOTTA-powered EV models in collaboration with our cooperating manufacturers.

As of the date of this annual report, we have entered into cooperating agreements to jointly develop UOTTA-powered EVs with two major automobile manufacturers by adapting selected EV models with our UOTTA technology. We have experienced, and may continue to experience, delays in the development and commercial release of UOTTA-powered EV models, due to various reasons, such as delays in resolving design issues and obtaining the required governmental approvals. Furthermore, we rely on third-party suppliers for the provision and development of certain key components to be used in the UOTTA-powered EVs. To the extent we need to further delay the launch of the UOTTA-powered EVs, our growth prospects could be materially and adversely affected, as we may lose the targeted markets to competitors and miss the opportunity to enter into the EV market as we had planned.

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

China’s central government provides subsidies for purchasers of certain EVs and reviews and further adjusts the subsidy standards on an annual basis. According to Notice on the Fiscal Subsidy Policy for the Promotion and Application of New Energy Vehicles in 2022(Cai Jian [2021] No.466), in 2022, the subsidy standard by the Chinese central government for new energy vehicles was lowered by 30% from the level of 2021; with the exception that the subsidy standard for vehicles used for urban public transportation, road passenger transport, taxis (including taxis subject to online booking), environmental sanitation, urban logistics and distribution, postal and express delivery, civil aviation airports and official duties of the Chinese Communist Party and government organs was lowered by 20% from the level of 2021. The new energy vehicle purchase subsidies were terminated on December 31, 2022, and no subsidies will be granted to vehicles licensed after December 31, 2022. On January 30, 2023, the Ministry of Industry and Information Technology, the Ministry of Transport, together with the Development and Reform Commission, the Ministry of Finance, the Ministry of Ecology and Environment, the Ministry of Housing and Urban-Rural Development, the Energy Bureau, and the Post Office launched the pilot work of the public domain vehicle comprehensive electrification pilot area nationwide, with a pilot period of 2023-2025 (the “2023 New Energy Vehicle Subsidy Policy”). The main goal is to significantly increase the level of vehicle electrification. The proportion of new energy vehicles in new and updated vehicles in pilot areas has increased significantly, among which, urban public transportation, leasing, sanitation, postal express delivery, and urban logistics distribution areas strive to reach 80%. Further, in order to promote the development of local new energy vehicles, 23 cities have recently announced the 2023 New Energy Vehicle Subsidy Policy. See “Item 4. Information on the Company — B. Business Overview — Regulation — Favorable Government Policies Relating to New Energy Vehicles (“NEV”) in the PRC.” As a result, the future sales of the UOTTA-powered vehicles might be negatively affected.

Our business may also be impacted by government policies such as tariffs on imported cars and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of EVs, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2021, the limit on foreign ownership of automakers for ICE passenger vehicles was lifted. As a result, foreign EVs competitors can build wholly owned facilities in China without the need for a domestic joint venture partner. The above changes may affect the competitive landscape of the EV industry and reduce any pricing advantage we had enjoyed, which may adversely affect our business, results of operations and financial condition.

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

The trading price of our ordinary shares has been, and is likely to continue to be, volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares has been, and is likely to continue to be, volatile and could fluctuate widely due to various factors, some of which are beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in the initial public offering and the follow-on offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of such companies (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our directors have discretion under our articles of association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice, shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

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

On December 6, 2023, we closed a registered follow-on offering and raised gross proceeds of $12.0 million, before deducting offering expenses.

On May 13, 2024, we entered into a subscription agreement with Fortune Light Assets Ltd. (FTA). Pursuant to the subscription agreement, the Company is offering to the FTA Ordinary Shares for a total purchase price of US$1,000,001 (the “Purchase Price”). The closing of the transactions contemplated hereby (the “Closing”) shall take place on June 15, 2024 or such other date the Company and FTA may agree upon in writing. After the Closing, the purchaser shall be entitled to purchase up to 492,611 additional Ordinary Shares from the Company at a per share price of $6.09 for a total purchase price of up to US$3,000,000 pursuant to an agreement which shall be in customary form reasonably acceptable to the parties, and such right to purchase additional shares shall terminate on the two-year anniversary of the date of the subscription agreement.

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

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. We broker sales of vehicles between automobile wholesalers and buyers, including SME dealers and individual customers primarily located in the lower-tier cities in China, which are smaller and less developed than the tier-1 or tier-2 cities. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this annual report, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China. For fiscal years ended December 31, 2021, 2022 and 2023, our revenues from the sourcing business were RMB1.4 million, RMB4.4 million and RMB 1.5 million, which constituted 17.4%,56.8% and 7.7%, respectively, of our total revenue.

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

We have established in-house capabilities in the innovation of EV battery-swapping technology. Through our research and development efforts, we are developing an intellectual property portfolio. As of the date of this annual report, we had 39 issued patents and 18 pending patent applications in China. Our research and development team is committed to technology innovation. As of the date of this annual report, our research and development team consisted of 26 personnel and is led by Mr. Rui Wang and Mr. Zhanduo Hao, each of whom has experience of over 20 years in the electric power sector.

In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. According to Frost & Sullivan, compared with passenger EV drivers, drivers of commercial-use EVs experience more range anxiety and are more motivated to shorten, or even eliminate, time spent on recharging EVs, therefore, we intend to primarily focus on developing commercial-use UOTTA-powered EVs, such as ride-hailing passenger EVs, small logistics EVs, light electric trucks, and heavy electric trucks, and their compatible UOTTA battery-swapping stations. As of the date of this annual report, we have entered into cooperating agreements with two major Chinese automobile manufacturers, FAW Jiefang Qingdao Automotive Co., Ltd, and HUBEI TRI-RING Motor Co., Ltd, to jointly develop UOTTA-powered electric trucks. We also have engaged with one battery-swapping station manufacture to jointly develop and manufacture UOTTA battery-swapping stations that are compatible with UOTTA-powered EVs. Our UOTTA battery-swapping stations are designed for precise positioning, rapid disassembly, compact integration and flexible deployment, allowing battery replacement within several minutes. As of the date of this annual report, we realized sales of eleven battery-swapping stations. In August 2021, we completed the construction of our own battery-swapping station factory in Zibo City, Shandong Province (the “Zibo Factory”), which commenced manufacturing UOTTA battery-swapping stations in January 2022. In January 2022, we started operating a battery-swapping station, and in March 2023, we started operating a second battery-swapping station, both in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao. In order to provide a comprehensive battery power solution based on UOTTA technology, we are in the process of developing a data management platform that connects UOTTA-powered EVs and stations, and assists the UOTTA-powered EV drivers in locating the closest compatible UOTTA swapping-stations on their routes. We believe we have made significant progress in entering into the EV market as of the date of this annual report, however, there is no assurance that we will be able to execute our business plan to expand into the EV market as we have planned. For fiscal years ended December 31 2021, 2022, and 2023, our revenues from the EV business were RMB6.6 million, RMB3.1 million, and RMB17.1 million, which constituted 82.6%,39.2%, and 86.3%, respectively, of our total revenue.

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

Develop and manufacture battery-swapping stations for UOTTA-powered EVs

As of the date of this annual report, we have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with battery-swapping station manufacturers in China. In August 2021, we completed the construction of our Zibo Factory, which commenced manufacturing UOTTA battery-swapping stations in January 2022. The Zibo Factory is located in Zibo City, Shandong Province, with approximately 15,430 square meters of production area. In May 2023, we cancelled our plan to build another factory in Wuhu City because our current production demand can be adequately served by our Zibo Factory. In February 2024, we entered into a share exchange agreement to acquire 26.25% equity shares of MATSON (HONG KONG) INDUSTRY CO., LIMITED, which is a Hong Kong limited liability company engaged in the development of EV battery-swapping technology. Our plan is to promote and expand our products into the Hong Kong market, and such acquisition was in furtherance of this goal.

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

For the fiscal years ended December 31, 2023, 2022, and 2021, we generated revenues of RMB1.5 million, RMB4.4 million and RMB1.4 million, constituting 7.7%, 56.8% and 17.4% of our total revenue, respectively, from the sourcing business.

Since our inception, we have primarily engaged in the provision of vehicle sourcing services and developed a sourcing network in the lower-tier cities in China, by building relationships with our sourcing partners, including automobile wholesalers on the supply side and SME dealers and individual customers on the demand side. We charge a commission that is calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. For fiscal years ended December 31, 2023, 2022 and 2021, revenues generated from provision of vehicle sourcing services were RMB1.5 million, RMB1.1 million and RMB1.4 million, constituting 7.4%, 14.0% and 17.4% of our total revenue, respectively. We aim to continue expanding our sourcing network, in an effort to provide our customers with a means by which they may acquire vehicles at a reasonable price point. As of the date of this annual report, our sourcing network was comprised of approximately 30 SME dealers and 100 wholesalers.

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

For the fiscal years ended December 31, 2023, 2022 and 2021, we generated revenues of RMB17.1 million, RMB3.1 million and RMB6.6 million, constituting 86.3%, 39.2% and 82.6% of our total revenue, respectively, from our EV business, as the following:

UOTTA-powered EVs: The UOTTA-powered EVs are being jointly developed in cooperation with major automobile manufacturers in China, utilizing our proprietary UOTTA technology that enables efficient battery-swapping for EVs. We intend to primarily focus on commercial-use EVs in the near future. As of the date of the annual report, we have entered into cooperating agreements with two major auto manufactures to jointly develop UOTTA-powered EVs by adapting commercial-use electric vehicles with UOTTA technology. For the fiscal years ended December 31, 2023, 2022 and 2021, we did not generate any revenue from sales of UOTTA-powered EVs.

UOTTA Battery-swapping Stations: Our UOTTA battery-swapping station currently has two models: (i) the Titan model, which is intended for electric heavy trucks; and (ii) the Chipbox model, which is intended for ride-hailing passenger EVs, light electric trucks, and small logistics vehicles. Both models are developed based on our UOTTA technology. In August 2021, we completed the construction of our battery-swapping station factory, the Zibo Factory, which commenced production in January 2022. We have engaged one battery-swapping station manufacturer to jointly develop and manufacture our UOTTA battery-swapping stations. In fiscal year 2023, we realized sales of five stations in Quanzhou City, Fujian Province, and one station in Huzhou City, Zhejiang Province. In fiscal year 2022, we realized sales of one station in Huzhou City, Zhejiang Province and one station in Xuchang City, Henan Province, totally generated 3.1 million in revenue. In fiscal year 2021, we realized sales of two stations in Quanzhou City, Fujian Province, and one station in Xuzhou City, Jiangsu Province, and generated RMB6.6 million in revenue.

Battery-swapping Station Operations: In January 2022, we started operating a battery-swapping station in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao, a local gas station operator. In March 2023, we started operating a second battery-swapping station pursuant to the same agreement. For the fiscal year ended December 31, 2023 and 2022, we generated revenue from battery-swapping services in the amount of RMB1.2 million and RMB0.3 million, which revenue included battery swapping services fee and the station control system upgrading service, constituting 6% and 3.9% of our total revenue, respectively.

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

The following table sets forth the gross merchandise volume (“GMV”) and car units sourced and delivered to our customers by customer type for the fiscal years ended December 31, 2023, 2022 and 2021. For the fiscal year ended December 31, 2023 and 2022, we sold cars to our SME customers with higher unit prices, which led to higher GMV with the decreasing numbers of units.

	For the year ended December 31
	2023		2022		2021
	GMV	Units	GMV	Units	GMV	Units
	(RMB)		(RMB)		(RMB)
SME dealer customers	1,452,684	22	1,121,947	409	714,894	1,148
Individual customers	-	-	52,009	2	547,523	104
Total	1,452,684	22	1,173,956	411	1,262,417	1,252

While we customarily source whole vehicles completed with vehicle bodies and batteries, some of our vehicle sourcing customers demanded to only purchase certain EV’s vehicle bodies without their batteries. The automobile wholesaler, Wuhan Dongjun Automobile Sales Service Co., Ltd., which sells this EV, however, only sells the whole EV, including both the body and battery. In order to address the needs of our vehicle sourcing customers, on May 17, 2022, we entered into a purchase agreement with Wuhan Dongjun Automobile Sales Service Co., Ltd., to purchase a certain number of the whole EVs, but delivered and charged for only the vehicle bodies (without the batteries) to our vehicle sourcing customers. Subsequently, on June 27, 2022, we entered into a sales agreement with Quanzhou Shengyue New Energy Technology Co., Ltd., to sell the batteries separately. The revenue from the sales of these batteries was RMB3.1 million, and accounted for 42.8% of our total revenues for the year ended December 31, 2022.

Vehicle Sourcing Customers

We provide sourcing services to SME dealers and individual customers primarily located in lower-tier cities in the PRC. Our relationships with our customers are mainly established through prior business dealings and referrals of our existing customers. For fiscal year 2023, we had 22 customers, among which, two were SME dealers and no individual customers. For fiscal year 2022, we had 12 customers, among which, 10 were SME dealers and 2 were individual customers. For fiscal year 2021, we had 165 customers, among which, 61 were SME dealers and 104 were individual customers.

Four customer accounted for more than 10% of our total sourcing revenues in the fiscal year 2023. Four customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2022. One customer accounted for more than 10% of our total sourcing revenues for fiscal year 2021.

Vehicle Sourcing Suppliers

We typically source cars from vehicle wholesalers; occasionally we also source cars directly from auto manufacturers. For the fiscal years ended December 31, 2023, 2022, and 2021, we sourced cars from 2, 10, and 102 suppliers, respectively. Three suppliers accounted for more than 10% of our total sourcing amount for each of the fiscal years ended December 31, 2023, 2022, and 2021.

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

In fiscal year 2021, we sold three stations to three customers pursuant to Station Operation Agreements and our customers are in the process of selecting and finalizing the locations for the construction and installation of these stations. In fiscal year 2022, we sold and delivered two stations to two customers pursuant to the Station Sales Agreements. In fiscal year 2023, we sold and delivered six stations to four customers, pursuant to the Station Sales Agreements.

As of the date of this annual report, we entered into one Station Cooperation Agreement with one customer, Quanzhou Xinao, to invest in, build and operate four battery-swapping stations in Quanzhou City, Fujian Province. Pursuant to which agreement, we are currently operating two stations as follows:

(1)	In January 2022, we completed the construction of one station and started operating the station. After 180 days of operation, Quanzhou Xinao chose not to purchase the station from us, and subsequently we entered into a lease agreement with Quanzhou Xinao to lease the premises of the battery-swapping station for a period of eight years, from July 16, 2022 to July 15, 2030, during which time we will continue to own and operate this station, unless Quanzhou Xinao exercises its right to purchase the station, from us.

(2)	In March 2023, we completed the construction and commenced operation of a second station We entered into a lease agreement with Quanzhou Xinao to lease the premises of the battery-swapping station for a period of eight years, beginning from January 16, 2023, during which time we will continue to own and operate this station, unless Quanzhou Xinao exercises its right to purchase the station, from us.

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

Research and Development (R&D)

Our engineering research and development headquarters is in Shanghai, where we have a team of 34 research and development personnel, as of the date of this annual report. For the fiscal years ended December 31, 2023, 2022, and 2021, our R&D expenses were RMB2.2 million, RMB9.4 million, and RMB5.4 million, which accounted for 11.1%, 120.0%, and 67.1% of our revenues, respectively.

Vehicle Engineering. We have in-house vehicle engineering capabilities which cover all areas of vehicle engineering, starting from concept to completion. Our vehicle engineering group consists of 4 personnel. Our vehicle engineering team is located at our Shanghai headquarters, which location was selected due to its status as a global automotive hub, providing us with valuable exposure to a significant talent pool.

Battery-swapping Stations. We have in-house battery-swapping station design and engineering capabilities, which cover all areas of battery-swapping station design and engineering starting from layout design to operational platform design. Our battery-swapping station engineering group consists of 9 personnel.

Data management platform. We have in-house data management platform design and development capabilities, which cover all areas of online vehicle and user management system and power exchange service order management system. Our data management platform development group consists of 13 personnel.

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

Intellectual Property

We have invested heavily in the areas of battery-swapping solution R&D and developed our proprietary UOTTA technology. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, we had 39 issued patents and 18 pending patent applications, 14 registered trademarks and 6 pending trademark applications in China, and we also held or otherwise had the legal right to use 4 registered software copyrights and 4 registered artwork copyrights. Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
PRC	CN202122540404.8	Floating Lock Nut Device for Electric Vehicle Swappable Battery Pack	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121845193.2	Battery Pack Self-Locking Device for Electric Vehicles	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121781707.2	Rooting Device for Electric Vehicle Battery Pack	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121731681.0	Electric Vehicle Battery Pack Capable of Voltage Switching	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121147208.8	A New Energy Heavy Truck Battery-Swapping Unit	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN201921036843.1	A Temporary Storefront with Diverse Application Scenarios	2020-06-09	Utility Model Patent	10 years	Registered
PRC	CN202121688515.7	Locking and Unlocking Device of Swappable Battery Pack for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121686004.1	Swappable Battery Pack Locking Device	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121686020.0	Battery Pack Locking Device for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121096648.5	An Unmanned Vehicle Battery-Swapping Unit	2022-08-30	Utility Model Patent	10 years	Registered
PRC	CN202220774766.5	Battery Pack Swapping Connector	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220697269.X	Double Spring-Limited Battery Pack Locking Mechanism for Electric Vehicles	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220591673.9	Battery Pack Rooting Mechanism with Fault Tolerance	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202121147209.2	A Spreader for Battery-Swapping of New Energy Vehicles	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN202320055606.X	Battery Box Compartment Rack Assembly for Charging Stations	2023-04-25	Utility Model Patent	10 years	Registered
PRC	CN202320136496.X	Battery Box Locking Device for Electric Vehicles	2023-06-13	Utility Model Patent	10 years	Registered
PRC	CN202110907285.7	Flexible Battery Enclosure for Electric Vehicles	2022-09-30	Invention Patent	20 years	Registered
PRC	CN202111349980.2	System for Information Exchange and Battery Swapping between Vehicles and Swap Stations	2023-06-20	Invention Patent	20 years	Registered

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
PRC	CN202222076850.2	An Unmanned Electric Vehicle Swapping Drone	2022-11-15	Utility Model Patent	10 years	Registered
PRC	CN202222101377.9	An Accurately Positioned Heavy-Duty Electric Vehicle Swapping Station Lifting Device	2023-04-07	Utility Model Patent	10 years	Registered
PRC	CN202222130650.0	A Vehicle-Mounted Battery Pack Base Suitable for Heavy-Duty Trucks	2022-12-13	Utility Model Patent	10 years	Registered
PRC	CN202222227148.1	A New Energy Vehicle Battery Swapping System Powered by Clean Energy Sources	2023-03-24	Utility Model Patent	10 years	Registered
PRC	CN202222519831.2	A Rotatable Heavy-Duty Vehicle Battery Swapping Station Hoist	2023-01-17	Utility Model Patent	10 years	Registered
PRC	CN202222650534.1	An Electric Vehicle Battery Swapping Lock	2023-01-31	Utility Model Patent	10 years	Registered
PRC	CN202223083482.0	Suspension-Type Battery Box Mounting Mechanism	2023-04-18	Utility Model Patent	10 years	Registered
PRC	CN202223131182.5	Quick-Release DC Output Charging Device	2023-03-28	Utility Model Patent	10 years	Registered
PRC	CN202223315209.6	An Exchangeable Battery Pack Exchange Structure	2023-05-09	Utility Model Patent	10 years	Registered
PRC	CN202230617507.7	Quick-Change Battery Pack	2023-01-10	Design Patent	15 years	Registered
PRC	CN202320057020.7	Battery Box Transport Device for Swapping Stations	2023-05-26	Utility Model Patent	10 years	Registered
PRC	CN202320125070.4	Battery Pack Maintenance and Storage Cabinet	2023-06-23	Utility Model Patent	10 years	Registered
PRC	CN202222163173.8	A Mobile Device for Heavy-Duty Battery Swapping Stations	2022-11-22	Utility Model Patent	10 years	Registered
PRC	CN202111348022.3	System and method for monitoring high-capacity lithium-ion batteries	2024-03-19	Invention Patent	20 years	Registered
PRC	CN202330032697.0	Quick-change battery box	2023-11-10	Design Patent	15 years	Registered
PRC	CN202230514295.X	Display screen panel with station control system graphical user interface	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514494.0	Battery exchange mini-program graphical user interface for display screen panel (Uda battery exchange mini-program)	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514294.5	Display screen panel with graphical user interface for software (Uda battery exchange operation management platform SaaS system)	2023-01-13	Design Patent	15 years	Registered
PRC	CN202230346944.X	Station-cloud communication device	2023-01-10	Design Patent	15 years	Registered
PRC	CN202230514504.0	Display screen panel with graphical user interface (Uda battery exchange operation management platform)	2023-01-10	Design Patent	15 years	Registered
PRC	CN202221780227.9	On-board battery exchange device	2022-11-15	Utility Model Patent	10 years	Registered

Employees

We had 77, 105, and 141 full-time employees for the fiscal years ended December 31, 2023, 2022, and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of April 1, 2024.

Function	As of April 1, 2024
Executives	4
Research and Development	26
Sales and marketing	5
Operation and Administrative	30
Manufacturing	12
Total number of employees	77

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

Facilities

As of the date of this annual report, we lease all of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease or Own	Lease Expiration Date
Anhui, China	357	Global headquarters	Lease	1/31/2025
Shanghai, China	752	Office	Lease	11/15/2026
Anhui, China	15,300	Factory	Lease	7/31/2024
Henan, China	385	Office	Lease	3/31/2025
Zibo, China	15,430	Factory	Lease	3/31/2027
Fujian, China	180	Battery Swapping Station	Lease	7/15/2030
Fujian, China	162	Battery Swapping Station	Lease	1/15/2031

In December 2021, Youpin SD., Youxu New Energy Technology (Zibo) Co., Ltd. (a wholly owned subsidiary of Youpin SD.), Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (“Shandong Qiying”) entered into a Capital Increase Agreement (the “Capital Increase Agreement”). Pursuant to the Capital Increase Agreement, in exchange for the total rental fees in the amount of RMB15,670,840 from April 1, 2022 to March 31, 2027, for both the factory and equipment of the Zibo Factory, Shandong Qiying shall receive 15% of the equity shares of Youxu New Energy Technology (Zibo) Co., Ltd. Furthermore, Youxu New Energy Technology (Zibo) Co., Ltd. and Shandong Qiying entered into a lease agreement on December 28, 2021 (the “Zibo Factory Lease Agreement”), pursuant to the Capital Increase Agreement. In November 2023, the parties entered into an amendment to the Capital Increase Agreement (the “Amendment”) and agreed that Shandong Qiying shall receive 16.11% of the equity shares of Youxu New Energy Technology (Zibo) Co., Ltd in exchange for the rental fees. A copy of the English translation of each of the Capital Increase Agreement, the Zibo Factory Lease Agreement Lease Agreement, and the Amendment is filed as Exhibits 4.6, 4.8, and 4.15, respectively, to this annual report.

Insurance

We maintain certain types of insurance to safeguard against risks and unexpected events. For example, we provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. We also maintain employer liability insurance. We are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor any insurance policies for properties. For the fiscal years ended December 31, 2023, 2022, and 2021, we did not file any material insurance claims in relation to our businesses.

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

Youpin was a party of a lawsuit commenced by Anhui Juhu Door and Window Technology Company Limited in February 2023, for its failure to pay rent. Youpin as defendant, was requested to pay RMB3,245 (US$457). Youpin lost both the first and second trials on April 20 and October 30, 2023 respectively. As of the date of this report, the case is currently on appeal.

ZJ Youguan was a party of a lawsuit commenced by WuYi Transportation Construction, for its failure to repay the loan payables discussed within Note 16. LOAN PAYABLES. ZJ Youguan lost the first trial on March 20, 2023. Based on the agreement by both parties on June 13, 2023, ZJ Youguan reached a settlement with WuYi Transportation Construction that remaining RMB6,500 (US$942) loan payables shall be repaid before December 15, 2023. As of December 31, 2023, ZJ Youguan has repaid of RMB1,300 to WuYi. As of the date of this annual report, the outstanding balance of the loan payable is RMB5,200 (US$732) which is overdue.

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746 (US$387). As of the date of this report, Youpin SD has applied for compulsory enforcement.

Youpin was sued by Beijing Hengyuan Xinye Information Technology Co., Ltd. (“Hengyuan Xinye”) who is the creditor of Nanmu (Shanghai) Finance Leasing Co., Ltd., a business partner of Youpin, for providing joint and several liability guarantee for Nanmu (Shanghai) Financial Leasing Co., Ltd by Youpin of RMB2,558 (US$360). On December 30, 2021, Youpin won the first trial. On 31 July 2023, Youpin won the second trial.

Youpin sued Hainan Gaozhan New Energy Vehicle Company Limited for its failure to refund a deposit of RMB170 (US$24) to Youpin in November 2023. As of the date of this report, the case is currently in the trial stage waiting for judgement.

Youpin was sued by Shanghai Moxin Cultural Media Co., Ltd who claimed that Youpin did not pay for the operating expenses of RMB260 (US$37) on December 4, 2023, and on 23 January 2024, the court issued a civil mediation agreement for mediation and Youpin paid the accrued expense.

AHYS was sued by Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) (“Chenhui”) in relation to an equity transfer transaction between AHYS and Chenhui. On May 29, 2023, AHYS and Chenhui entered into a settlement agreement, pursuant to which AHYS agreed to pay the attorney fee, equity transfer fee and arbitration fee for a total of RMB1.3 million.

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin and Yuan Jinsong for rent and liquidated damages of a total of RMB 1,949,082, on January 9, 2024. The case has been accepted by the court.

Youxu New Energy Technology (Zibo) Co., Ltd. was sued by an individual, Wang Liqian, for payment of wage difference and heatstroke prevention subsidy for a total of RMB 44,720. Youxu New Energy Technology (Zibo) Co., Ltd. lost the case and appealed to the court on February 6, 2024.

SH Youxu was sued by Anhui Lvzhou Technology Co., Ltd. for payment of RMB 322,430 and liquidated damages under a contract, on February 18,2024. Both parties have entered into a settlement agreement as of February 27, 2024.

Youpin was sued by Anhui Lvzhou Technology Co., Ltd. for payment and liquidated damages for a total of RMB 733,268, on February 5, 2024. The case has been accepted by the court and a hearing was held on April 24, 2024.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB 700,000 and liquidated damages, on January 16, 2024. The initial hearing was held on March 22, 2024.

On December 15, 2022, Youpin and AHYS were sued by Shanghai Pudong New Area People’s Court for illegal deposit absorption with one Youpin’s investor. Youpin and AHYS were required to refund RMB2.3 million of the investor’s investment funds and undertake joint and several liability of illegal deposit absorption. On March 12, 2024, Shanghai Pudong New Area People’s Court announce Youpin and AHYS do not need to undertake joint and several liability and just return the RMB2.3 million investment funds.

On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. As of the date of this annual report, the Company has received a refund of RMB2,285 (US$322).

Regulations

This section sets forth a summary of the principal laws and regulations relevant to our business and operations in the PRC.

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

On January 30, 2023, the Ministry of Industry and Information Technology, the Ministry of Transport, together with the Development and Reform Commission, the Ministry of Finance, the Ministry of Ecology and Environment, the Ministry of Housing and Urban-Rural Development, the Energy Bureau, and the Post Office launched the pilot work of the public domain vehicle comprehensive electrification pilot area nationwide, with a pilot period of 2023-2025 (the “2023 New Energy Vehicle Subsidy Policy”). The main policy goal is to significantly increase the level of vehicle electrification. The proportion of new energy vehicles in new and updated vehicles in pilot areas has increased significantly, among which, urban public transportation, leasing, sanitation, postal express delivery, and urban logistics distribution areas strive to reach 80%.

In order to promote the development of local new energy vehicles, 23 cities have recently announced the 2023 New Energy Vehicle Subsidy Policy. Although the national subsidies ended, many areas still enjoy car purchase subsidies. For example, Shanghai continues to implement new energy vehicle replacement subsidies, individual consumers who transfer to Shanghai before June 30, 2023, and meet certain the relevant standards and purchase pure electric vehicles, is eligible to receive a financial subsidy of 10,000 yuan per vehicle.

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

On September 18, 2022, the Ministry of Finance, the SAT, and the MIIT jointly issued the Announcement on the Continuation of the Vehicle Purchase Tax Exemption Policy for New Energy Vehicles, which became effective on September 18, 2022, pursuant to which the exemption of vehicle purchase tax for the NEVs was extended to December 31, 2023.

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

On June 19, 2023, The General Office of the State Council issued the Guiding Opinions on Further Building a High-quality Charging Infrastructure System, according to which, by 2030, a high-quality charging infrastructure system with extensive coverage, moderate scale, reasonable structure and perfect functions shall be built to effectively support the development of the new energy vehicle industry and meet the people’s travel charging needs.

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

For the fiscal years ended December 31, 2021, 2022 and 2023, our total revenues were RMB8.0 million, RMB7.8 million and RMB19.8 million (US$2.8 million), respectively. The decreased revenue in 2022 was primarily due to that we could not secure enough sales of battery swapping stations in the new market regions because of insufficient business development in those regions in 2022, while most of the sales in established market regions had been completed in 2021. Meanwhile, the COVID-19 resurgence and lockdown measures in the fiscal year of 2022 in China slowed down the construction and installation of our battery swapping stations The increased revenue in 2023 was primarily due to the increased product sales of battery swapping stations which had been completed in our established market regions in 2023.

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

Our ability to deliver our UOTTA-powered EV and battery-swapping stations portfolio

Our ability to deliver UOTTA-powered EV models and battery-swapping stations, and to provide battery-swapping services will be an important contributor to our future growth. As of the date of this report, we are jointly developing our UOTTA-powered EV models with car manufacturers and have launched two models of UOTTA battery-swapping stations, Titan and Chipbox, by cooperating with one battery-swapping station manufacturer in China. We expect our revenue growth to be driven in part by the launch of our UOTTA-powered EV and expansion of our battery-swapping stations portfolio.

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 24.3% of our total employees as of the date of this annual report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

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

On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention are gradually reduced. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For fiscal year 2023, the impact of Covid-19 on our business operations was immaterial. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as the length and severity of the pandemic, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	1,394	17.4	4,428	56.8	1,513	213	7.7
Product sales	6,616	82.6	3,061	39.3	17,062	2,403	86.3
Battery-swapping services	-	-	307	3.9	1,189	167	6.0
Total revenues	8,010	100.0	7,796	100.0	19,764	2,783	100.0

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

For the vehicle sourcing business, we charge service fees from our customers for their purchase of vehicles, where we are generally acting as an agent and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue. For the sourcing business, we charge service fees from our customers for their purchase of battery, where we are generally acting as an agent and our performance obligation Sourcing services revenue was RMB1.4 million, RMB4.4 million and RMB1.5 million (US$0.2 million), which accounted for 17.4%, 56.8% and 7.7% of the total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. The decrease in our revenues from vehicle sourcing business and battery sourcing business in fiscal year 2023 was because we focused more on the sales of charging and swapping related products, and such trend is expected to continue in the future.

Product Sales

We generate revenue from sales of battery swapping stations, which was RMB6.6 million, RMB 3.1million and RMB17.1 million (US$2.4 million) collectively, which accounted for 82.6%, 39.3% and 86.3% of the total revenues for the years ended December 31, 2021 2022 and 2023, respectively. The increase in our revenue from product sales in fiscal year 2023 was because we were able to sell more battery stations as the economy gradually recovered from the impact of Covid-19 pandemic in 2023. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We have also generated revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to the battery-swapping station owners since the fiscal year 2022. The revenues generated from battery-swapping and provision of batteries services were RMB0.3 million and RMB1.2 million (US$0.2 million), which accounted for 3.9% and 6.0% for the years ended December 31, 2022 and 2023, respectively. The increase of revenue from Battery-swapping services in 2023 was because we started operating a second battery-swapping stations beginning in March 2023.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the total cost of revenues, for the years presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of sourcing services	-	-	2,029	39.5	22	3	0.3
Costs of product sales	4,473	87.1	2,257	43.9	6,124	862	80.6
Costs of battery-swapping services	-	-	793	15.4	1,348	190	17.8
Other costs	664	12.9	58	1.2	98	14	1.3
Total cost of revenues	5,137	100.0	5,137	100.0	7,592	1,069	100.0

Costs of sourcing services primarily include the purchase costs of batteries, which were nil, RMB2.0 million and RMB0.02 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Costs of products sales mainly include the costs of sales of batter-swapping stations, which primarily include semi-finished goods purchased from suppliers, labor costs and manufacturing costs, mainly including depreciation of assets associated with production. We incurred costs of products sales in the amount of RMB4.5 million, RMB2.3 million and RMB6.1 million (US$0.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services. We incurred costs of battery-swapping services in the amount ofnil, RMB 0.8million and RMB1.3 million (US$0.2 million) for the years ended December 31, ,2021, 2022 and 2023, respectively.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expense	4,862	10.2	2,041	3.5	2,477	349	5.0
General and administrative expenses	37,588	78.6	37,714	64.0	41,222	5,806	84.0
Research and development expenses	5,374	11.2	9,352	15.9	2,184	308	4.5
Loss on impairment of long-lived assets and long-term investment	-	-	-	-	1,996	281	4.1
Allowance for doubtful accounts	-	-	9,801	16.6	1,196	168	2.4
Total operating expenses	47,824	100.0	58,908	100.0	49,075	6,912	100.0

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

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development. We dedicate significant resources towards research and development, and our research and development staff accounted for 24.3% of our total employees as of the date of this annual report.

Allowance for doubtful accounts

Accounts receivable, advance to suppliers and other current assets are recognized at original invoiced amount. We measure all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. We review the accounts receivable, advance to suppliers and other current assets periodically, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends. There is nil and RMB37 (US$5) allowance for doubtful accounts recognized as of the years ended December 31, 2022 and 2023, respectively.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2022 and 2023.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Sourcing services	1,394	17.4	4,428	56.8	1,513	213	7.7
Product sales	6,616	82.6	3,061	39.3	17,062	2,403	86.3
Battery-swapping services	-	-	307	3.9	1,189	167	6.0
Total revenues	8,010	100.0	7,796	100.0	19,764	2,783	100.0
Cost of revenues	(5,137)	(64.1)	(5,137)	(65.9)	(7,592)	(1,069)	(38.4)
Gross profit	2,873	35.9	2,659	34.1	12,172	1,714	61.6

Operating expenses
Selling expenses	(4,862)	(60.7)	(2,041)	(26.2)	(2,477)	(349)	(12.5)
General and administrative expenses	(37,588)	(469.3)	(37,714)	(483.8)	(41,222)	(5,806)	(208.6)
Research and development expenses	(5,374)	(67.1)	(9,352)	(120.0)	(2,184)	(308)	(11.1)
Loss on impairment of long-lived assets and long-term investment	-	-	-	-	(1,996)	(281)	(10.1)
Allowance for doubtful accounts	-	-	(9,801)	(125.7)	(1,196)	(168)	(6.1)
Total operating expenses	(47,824)	(597.1)	(58,908)	(755.7)	(49,075)	(6,912)	(248.3)

Operating loss	(44,951)	(561.2)	(56,249)	(721.6)	(36,903)	(5,198)	(186.7)

Interest income	437	5.5	49	0.6	562	79	2.8
Interest expenses	(696)	(8.7)	(764)	(9.8)	(1,860)	(262)	(9.4)
Other income	3,026	37.8	3,206	41.1	16,927	2,384	85.6
Other expense	(4,298)	(53.7)	(3,904)	(50.1)	(1,579)	(222)	(8.0)
Loss before income tax	(46,482)	(580.3)	(57,662)	(739.8)	(22,853)	(3,219)	(115.7)
Income tax expenses	(2,582)	(32.2)	(5)	(0.1)	(2,613)	(368)	(13.2)
Net loss	(49,064)	(612.5)	(57,667)	(739.9)	(25,466)	(3,587)	(128.9)

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased by approximately 153.5% from RMB7.8 million for the year ended December 31, 2022 to RMB19.8 million (US$2.8 million) for the year ended at December 31, 2023. The increase was primarily due to the increased product sales of battery swapping stations which had been completed in 2023.

Cost of revenues

Our total cost of revenues increased by approximately 47.8% from approximately RMB5.1 million to RMB7.6 million (US$1.1 million) for the years ended December 31, 2022 and 2023, respectively. The increase in 2023 was primarily due to the increased cost of product sales of battery swapping stations in 2023.

Gross Profit

As a result of the factors set out above, our gross profit increased by approximately 351.8% from RMB2.7 million for the year ended December 31, 2022 to RMB12.2 million (US$1.7 million) for the year ended December 31, 2023. The increased product sales of battery swapping stations primarily led to the increase of gross profit in 2023.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately 25.0% from RMB2.0 million for the year ended December 31, 2022 to RMB2.5 million (US$0.35 million) for the year ended December 31, 2023, primarily due to the increase in employee benefits in 2023.

General and administrative expenses

Our general and administrative expenses increased by approximately 9.3% from RMB37.7 million for the year ended December 31, 2022 to RMB41.2 million (US$5.8 million) for the year ended December 31, 2023. The increase was primarily due to the increase in salary and service charge expenses.

Research and development expenses

Our research and development expenses significantly decreased by approximately 76.6% from RMB9.4 million for the year ended December 31, 2022 to RMB2.2 million (US$0.3 million) for the year ended December 31, 2023, primarily due to the decreased UOTTA technology innovation activities related to research and development programs.

Loss on impairment of long-lived assets

The loss on impairment of long-lived assets were recognized as nil and RMB1.9 million (US$0.3 million) for the years ended December 31, 2022 and 2023, respectively, primarily due to the impairment recognized of long-unused production line and the long-term investment impairment due to the deregistration of the investee company.

Allowance for doubtful accounts

The allowance for doubtful accounts were recognized as RMB9.8 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decreased impact of potential uncollectible amounts for advances to suppliers and other current assets for the year ended December 31, 2023 based on the results of our estimation of collectability with the continued improvement of receivable collection by the management.

Interest income

Our interest income increased significantly from RMB0.05 million for the year ended December 31, 2022 to RMB0.6 million (US$0.1 million) for the year ended December 31, 2023, primarily due to interest income generated from our loans to a third party in 2023.

Interest expenses

Our interest expenses increased by approximately 137.5% from RMB0.8 million for the year ended December 31, 2022 to RMB1.9 million (US$0.3 million) for the year ended December 31, 2023, primarily due to interest expenses generated from our long-term borrowings and loan payables in 2023.

Other income

We recorded other income of approximately RMB3.2 million and RMB16.9 million (US$2.4 million) for the years ended December 31, 2022 and 2023, respectively. Other income in the fiscal year 2023 was mainly due to the government grant recognized.

Other expenses

The other expenses decreased from RMB3.9 million for the year ended December 31, 2022 to RMB1.6 million (US$0.2 million) for the year ended December 31, 2023, primarily due to the decreased investment loss in the fiscal year 2023.

Income tax expenses

We recorded income tax expenses of approximately RMB5,000 and RMB2.6 million (US$0.4 million) for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase of taxable income generated from operations of our subsidiaries in China.

Net loss

As a result of the foregoing, we incurred a net loss decreased by approximately 55.8% from RMB57.7 million to RMB 25.5 million (US$3.6 million) for the years ended December 31, 2022 and 2023, respectively.

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

Other expenses

The other expenses decreased from RMB4.3 million for the year ended December 31, 2021 to RMB3.9 million (US$0.6 million) for the year ended December 31, 2022, primarily due to the decreased investment loss offset by the increased loss on disposal of fixed assets incurred in the fiscal year 2022.

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

As of December 31, 2022 and 2023, the Group’s cash and cash equivalents and restricted cash were RMB5,908 and RMB36,239 (US$5,104), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. The exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans.

We may, however, decide to enhance its liquidity position or increase its cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if it experiences changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. We cannot assure that financing will be available in amounts or on terms acceptable to it, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the years presented:

	For the Years Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(12,892)	(65,442)	(9,218)
Net cash used in investing activities	(11,387)	(84,076)	(11,842)
Net cash provided by financing activities	4,500	179,403	25,269
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(19,779)	29,885	4,209
Effects of exchange rate changes	-	446	63
Cash and cash equivalents and restricted cash, at beginning of year	25,687	5,908	832
Cash and cash equivalents and restricted cash, at end of year	5,908	36,239	5,104

Operating Activities

Our net cash used in operating activities increased from RMB12.9 million for the year ended December 31, 2022 to RMB65.4 million (US$9.2 million) for the year ended December 31, 2023. We expect to optimize our net operating cash outflows position by taking advantage of (i) diversification of our product mix, which leads to higher average sales price in the long run and economies of scale; and (ii) our delivery volume ramp-up for battery-swapping stations which leads to higher manufacturing efficiency and economies of scale, as well as stronger bargaining power with suppliers. As mentioned above we developed three new revenue streams to enhance the cash inflow generated from operating activities. We will continue to invest in our technology development and branding and marketing activities to attract customers and our cash flow may fluctuate. As our scale expands and our brand becomes more well-known, the operating expenses are not expected to increase proportionately to our revenues and the operating expenses as a percentage of revenues are expected to decrease, which will further improve our net operating cash outflows position.

We recorded net cash used in operating activities of approximately RMB65.4 million (US$9.2 million) for the year ended December 31, 2023. The difference between our net loss of approximately RMB25.5 million (US$3.6 million) and the net cash used in operating activities was primarily due to (i) an adjustment of approximately RMB11.6 million (US$1.6 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB2.6 million (US$0.4 million), amortization of right-of-use assets of RMB5.7 million (US$0.8 million), a provision of impairment for fixed assets of RMB1.9 million (US$0.3million), allowance for doubtful accounts of RMB1.2 million (US$0.2 million) ,an impairment of long-term investment of RMB0.1 million (US$0.01 million) and investment loss of RMB0.1 million(US$0.01million); (ii) an increase in accounts receivable of RMB14.2 million (US$2.0 million) in relation to providing sourcing services and sales of battery-swapping stations; (ii) an increase in other current assets of RMB21.2 million (US$3.0 million) due to the increased loans to third parties; (iii) an increase in advance to suppliers of RMB3.9 million (US$0.6 million), partially offset by (i) an increase in accrued expenses and other current liabilities of RMB15.1 million (US$2.1 million), (ii) an increase in amount due to related parties of RMB5.2 million (US$0.7 million) and (iii) an increase in lease liabilities of RMB3.5 million (US$0.5 million).

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was RMB84.1 million (US$11.8 million), mainly consisted of the loans provided to the third parties of RMB34.0 million (US$4.8 million) and payment for long-term investment RMB11.8 million (US$1.7 million), partially offset by the proceeds of loans from third parties. The increase in the net cash used in investing activities for the year ended December 31, 2023 was due to the increase of payments of loans provided to the third parties.

Net cash used in investing activities for the year ended December 31, 2022 was RMB11.4 million (US$1.7 million), mainly consisted of the purchase property and equipment purchase of RMB7.8 million (US$1.1 million), and the payments of loans to the third parties of RMB3.9 million (US$0.6 million).

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was RMB179.4 million (US$25.3 million), mainly consisted of the proceeds of capital contribution from insurance of ordinary shares of RMB156.2 million (US$22.0 million), proceeds the loan from third parties of RMB15.0 million (US$2.1 million),capital contribution from non-controlling shareholders of RMB5.0 million (US$0.7 million), and proceeds from short-term bank borrowing of RMB5.0 million (US$0.7 million), partially offset by the redemption of long-term bank borrowings of RMB1.3 million (US$0.2 million). The increase of net cash provided by investing activities for the year ended December 31, 2023 was due to the increase of proceeds of capital contribution from insurance of ordinary shares.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB4.5 million (US$0.7 million), mainly consisted of the proceeds of capital contribution by a shareholder of RMB5.0 million (US$0.7 million) and partially offset by the redemption of long-term bank borrowing of RMB0.5 million (US$0.07 million).

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

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Short-term bank borrowing(i)	-	5,000	704
Long-term bank borrowing, current portion(ii)	-	9,500	1,338
Long-term bank borrowing, non-current portion	10,000	-	-
	10,000	14,500	2,042

(i)	On July 14, 2023, Youxu Shanghai entered into a one-year bank agreement with Shanghai Pudong Development Bank, a commercial bank in China, pursuant to which Youxu Shanghai was entitled to borrow a loan of RMB3,000,000 with an annual interest rate of 3.7% for working capital needs. Youxu Shanghai drew down the amount in full.

On August 7, 2023, Youpin Shandong entered into a one-year bank agreement with China Construction Bank, a commercial bank in China, pursuant to which Youpin Shandong was entitled to borrow a loan of RMB2,000,000 with an annual interest rate of 3.95% for working capital needs. Youpin Shandong drew down the amount in full.

(ii)	On December 13, 2021, Youxu Zibo entered into a three-year bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10,000,000 with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full. On December 27, 2023, Youxu Zibo partially repaid the bank borrowing in the amount of RMB500,000. A manufacturing facility of Youxu Zibo was pledged as collateral for this loan.

Capital Expenditures

We made capital expenditures of RMB7.8 million and RMB0.9 million (US$0.1 million) for the years ended December 31, 2022 and 2023, respectively. Our capital expenditures were mainly used for (i) procurement of equipment, such as manufacturing equipment, computer and network equipment; (ii) addition of intangible assets such as software;(iii) addition of right-of-use assets; and (iv) battery-swapping station construction factories. We plan to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in April 2023. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$

Long-term bank borrowings (i)	9,500	1,338	9,500	-	-	-
Short-term bank borrowing	5,000	704	5,000	-	-	-
Operating lease liabilities (ii)	9,351	1,317	2,250	4,290	2,025	786
Loan payable to WuYi Transportation Construction (iii)	5,200	732	5,200	-	-	-
Total	29,051	4,091	21,950	4,290	2,025	786

(i)	Our commitment for long-term bank borrowings as of December 31, 2023 is discussed in Note 13 BANK BORROWINGS to the consolidated financial statements included elsewhere in this annual report.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of December 31, 2023 is discussed in Note 15 LEASES to the consolidated financial statements included elsewhere in this annual report.

(iii)	Our commitment for loan payable to WuYi Transportation Construction as of December 31, 2023 is discussed in Note 16 LOAN PAYABLES, Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES and Note 23 SUBSEQUENT EVENTS to the consolidated financial statements included elsewhere in this annual report.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties, except for the following:

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB3,171(US$447). As of the date of this annual report, one customer has been in default on the principal and interest in a total amount of RMB1,949 (US$275) and the case is currently on appeal.

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

Inventories

Inventories, consisting of raw materials, products available for sale, are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. We recognized RMB0.2 million and nil of inventory impairment for the years ended December 31, 2022 and 2023, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, equipment, software, and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil and RMB1,896 (US$267) of impairment on fixed assets for the years ended December 31, 2022 and 2023, respectively.

Long-term investments

Our long-term investments mainly include equity investments in entities. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized nil and RMB0.1 million (US$0.01 million) of impairment on long-term investments for the years ended December 31, 2022 and 2023, respectively.

Leases

We account for lease under ASC Topic 842, Leases. We determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2022 and 2023. We recorded a loss on lease termination of right-of-use assets of RMB1.8 million and nil for the years ended December 31, 2022 and 2023, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2022 and 2023, respectively.

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

Directors and Executive Officers	Age	Position/Title
Jia Li	51	Chief Executive Officer, Director, and Chairman of the Board of Directors
Bingyi Zhao	42	Chief Financial Officer and Director
Xiaochun Li	50	Independent Director
Quanshi Chen	79	Independent Director
Jean Christophe von Pfetten	56	Independent Director

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

Mr. Jean Christophe von Pfetten (Prof. Pfetten) is an independent director. Prof. Pfetten is an accomplished diplomat and academic, who has served as Chairman of the Institute for East-West Strategic Studies since October 1997, visiting professor at People’s University of China since September 1999, Chairman of Thornehope Limited (HK) since September 2001, and Bye-fellow of Emmanuel College (Cambridge University) since May 2015. He also served as a member of the board of the International Financial Bank (FinInt Italy) for three years from January 2019 to December 2022. Prof. Pfetten is the author of a book entitled “Insights from China: Leadership, Policy and New World Order” published in 2015, and more than thirty articles on Corporate Governance, Political Economics and International relations. He received a Bachelor of Science and a Master of Science (Physics and Chemistry) from the University of Strasbourg in 1988 and 1989, respectively, and a Dipl. Eng. in Geophysics from the Institut de Physique du Globe in 1990.

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

B. Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately RMB1.5 million in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C. Board Practices

Board of Directors

Our board of directors consists of five (5) directors. Our board of directors has determined that our three independent directors, Xiaochun Li, Quanshi Chen, and Jean Christophe von Pfetten, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Audit Committee

Our audit committee will consist of Xiaochun Li, Quanshi Chen, and Jean Christophe von Pfetten. Xiaochun Li is the chairperson of the audit committee.

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

Compensation Committee

Our compensation committee consists of Xiaochun Li, Quanshi Chen, and Jean Christophe von Pfetten. Xiaochun Li is the chairperson of the compensation committee.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Xiaochun Li, Quanshi Chen, and Jean Christophe von Pfetten. Xiaochun Li is the chairperson of the nominating and corporate governance committee.

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website at http:// https://ir.upincar.com/corporate.html.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,460,938 ordinary shares outstanding as of the date of this report.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers*:
Jia Li(1)	378,544	15.382%
Bingyi Zhao(2)	12,245	0.498%
Xiaochun Li	0	0%
Quanshi Chen	0	0%
Jean Christophe von Pfetten	0	0%

Directors, Director Nominees and Executive Officers as a group (5 persons)	390,789	15.88%

5% Shareholders**:
U Trend Limited(1)	157,859	6.541%
Upincar Limited(1)	149,435	6.072%
Zeng Lingzhi(***)	300,000	12.19%

*	Unless otherwise indicated, the business address of each of the individuals is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

**	The principal office of each of the 5% beneficial owners, unless stated otherwise, are located at Intershore Chambers, Road Town, Tortola, British Virgin Islands; the address of Everpine Delta Fund L.P is c/o International Corporation Services Ltd., Harbour Place, 2nd floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.
***	Zeng Lingzhi’s principal office is at Room 301B, No. 49, Lane 1200, Quxi Road, Huangpu District, Shanghai, China.

(1)	Includes: 157,859 ordinary shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Jia Li; 149,435 ordinary shares held by Upincar Limited, a British Virgin Islands company 100% owned by Jia Li; and 71,250 ordinary shares held by U Create Limited, a British Virgin Islands company 100% owned by Jia Li.

(2)	Represents 12,245 ordinary shares held by U Battery Limited, a British Virgin Islands company 100% owned by Bingyi Zhao.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

For fiscal years 2021, 2022, and 2023, the related parties that transacted with the Company and their respective relationship to the Company listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhuan Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhuan”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”)	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a)	Amounts due from related parties

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Youche Jingpi(1)	20,200	20,200	20,200	2,845
Shanghai Youcang(2)	14,869	100,000	110,500	15,564
Hangzhou Youyue(3)	60,480	-	-	-
Shanghai Youzhuan(4)	785	-	-	-
Ningbo Youheng Automobile(5)	8,950	-	-	-
Zhejiang Youxiaodian(6)	55,952	-	-	-
Qingshan Wei(7)	36,599	-	-	-
Youjia Technology(8)	1,110	-	-	-
Shanghai Youpinsuoer(9)	5,000	-	-	-
Bingyi Zhao(10)	-	-	11,516	1,622
	203,945	120,200	142,216	20,031

(1)	Amounts due from Youche Jingpin representing the receivables of Youpin for Youche Jingpin’s rent and corporate service fees in November 2017 and February 2018. As of the date of this annual report, the outstanding balance has not been collected.

(2)	Amounts due from Shanghai Youcang as of December 31, 2020 and 2021 representing a three-year interest-free loan provided to Shanghai Youcang by SY Digital Tech in December 2019 for its operation purpose, with an original principal amount of RMB0.1 million. Shanghai Youcang fully repaid the balance in 2022.

Amounts due from Shanghai Youcang as of 2022 representing the advances paid by AHYS to Shanghai Youcang regarding to the equity transfer of 24.11% of Youpin remitted in May 2022. As of the date of the annual report, the full outstanding balance has not been collected.

Amounts due from Shanghai Youcang as of 2023 representing the advances paid by AHYS to Shanghai Youcang regarding to the equity transfer of 24.11% of Youpin remitted in May 2022. As of the date of the annual report, the full outstanding balance has not been collected.

(3)	Amounts due from Hangzhou Youyue as of December 31,2021 representing a two-year interest-free loan provided to Hangzhou Youyue by Youguan Financial Leasing in April 2020 for its operation purpose, with an original principal amount of RMB0.6 million. The balance was fully collected in 2022. As the rights and obligations were from different contracts, the amount due from Hangzhou Youyue wasn’t intended to be set off with amounts due to Hangzhou Youyue.

(4)	Amounts due from Shanghai Youzhuan as of December 31, 2021 representing the advances paid by Youguan Financial Leasing to Shanghai Youzhuan for office supplies in June 2019. The balance was fully settled in 2022.

(5)	Amounts due from Ningbo Youheng Automobile as of December 31, 2021 representing the advances paid by Youguan Financial Leasing to Ningbo Youheng Automobile for its operation purpose. The balance was fully collected in 2022.

(6)	Amounts due from Zhejiang Youxiaodian as of December 31, 2021 representing the loan provided by Youguan Financial Leasing to Zhejiang Youxiaodian for its operation purpose. As the rights and obligations were from different contracts, the amount due from Zhejiang Youxiaodian wasn’t intended to be set off with amounts due to Zhejiang Youxiaodian. The balance was fully collected in 2022.

(7)	Amounts due from Qingshan Wei as of December 31, 2021 representing the advances paid to employees. The balance was fully settled in 2022.

(8)	Amounts due from Youjia Technology as of December 31, 2021 representing the advances paid by SY Digital Tech to Youjia Technology for its operation purpose. The balance was fully settled in 2022.

(9)	Amounts due from Shanghai Youpinsuoer as of December 31, 2021 representing the advances paid by SH Youxu to Shanghai Youpinsuoe for its operation purpose. The balance was fully settled in 2022.

(10)	Amounts due from Bingyi Zhao as of December 31, 2023 representing the advanced paid by Youpin Shandong to Bingyi Zhao for expand the market.

(b)	Amounts due to related parties

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Jia Li(1)	-	228,420	582,192	82,000
Bingyi Zhao(2)	-	22,602	673,071	94,800
Zhejiang Youxiaodian(3)	70,500	-	-	-
Hangzhou Youyue(4)	5,502	-	5,502	775
Shandong Youyidian(5)	35,000	-	-	-
Ke Li(6)	-	-	4,170,000	587,332
	111,002	251,022	5,430,765	764,907

(1)	Amounts due to Jia Li as of December 31, 2023 representing the interest-free loan provided by Jia Li to SY Digital Tech for its operation purpose, with an original principal amount of RMB0.6 million (US$0.08 million) and a maturity date of December 31, 2024. As of the date of this annual report, the outstanding balance of this loan was RMB0.6 million (US$0.08 million).

(2)	Amounts due to Bingyi Zhao as of December 31, 2023 representing the interest-free loan provided by Bingyi Zhao to SY Digital Tech and Youpin SD for their operation purpose, with an original principal amount of RMB0.7 million (US$0.09 million). As of the date of this annual report, the outstanding balance of this was RMB0.7 million (US$0.09 million).

(3)	Amounts due to Zhejiang Youxiaodian as of December 31, 2021 representing a two-year interest-free loan provided by Zhejiang Youxiaodian to SY ZJ Youguan for operation purpose, with an original principal amount of RMB0.1 million. As the rights and obligations were from different contracts, the amount due to Zhejiang Youxiaodian wasn’t intended to be set off with amounts due from Zhejiang Youxiaodian. The balance was fully repaid in 2022.

(4)	Amounts due to Hangzhou Youyue as of December 31, 2021 and 2023 representing the labor costs paid by Hangzhou Youyu on behalf of Liaoning Youguan. As the rights and obligations were from different contracts, the amount due from Hangzhou Youyu wasn’t intended to be set off with amounts due from Hangzhou Youyu. As of the date of this annual report, the outstanding balance of this was RMB0.005 million (US$0.001 million).

(5)	Amounts due to Shandong Youyidian as of December 31, 2021 representing the decoration costs paid by Shandong Youyidian on behalf of SH Youxu. The balance was fully repaid in 2022.

(6)	Amounts due to Ke Li as of December 31, 2023 representing the interest-free loan provided by Ke Li to SH Youxu with an original principal amount of RMB4.7 million (US$0.6 million). As of the date of this annual report, the outstanding balance of this was RMB4.7 million (US$0.6 million).

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Share Consolidation (March 2024)

On March 25, 2024, the Company held an extraordinary general meeting of shareholders, at which the Company’s shareholders adopted an ordinary resolution to effect a 1-for-100 share consolidation on all issued and unissued share capital, effective on March 31, 2024.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded. The Memorandum and Articles of the Company is filed herein as Exhibit 1.1 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

As of the date hereof, the authorized share capital of the Company is US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each. As of the date hereof, 2,460,938 Ordinary Shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2023, 2022 and 2021, our cash and cash equivalents amounted to RMB1.9 million(US$0.3million), RMB4.9 million (US$0.7 million) and RMB14.8 million, respectively. We place our cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality. Historically, deposits in Chinese banks are secure, due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2022 and 2021 were increases of -0.3%], 1.75% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Use of Proceeds

Initial Public Offering

In April 2023, we closed our initial public offering, pursuant to a registration statement on Form F-1, as amended (File Number 333-268949) , which was declared effective by the SEC on March 31, 2023.

We raised net proceeds of approximately $13.4 million, after deducting underwriting discounts and the offering expenses payable by us. We incurred approximately $1.5 million, which included approximately $1.0 million in underwriting discounts and approximately $0.5 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we used all the proceeds as follows: (i) We paid $2 million to Liberty Asset Management Capital Limited (“Liberty”), purnt to a  “Service Agreement” dated March 31, 2023, for a term of two years, during which time Liberty shall provide business planning and strategic advisory services to the Company. (ii) We paid $6 million to RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED (“Richness”) pursuant to a “Consulting Agreement” dated April 18, 2023, according to which, Richness shall provide intermediatory services to assist the Company allocating and completing an acquisition of a suitable target company. The fee includes a $0.5 million intermediary fee and $5.5 million purchase price to be paid to the target companies. The Consulting Agreement is valid until December 31, 2024, and if Liberty does not complete its contractual obligations, the full amount (including intermediary fees) shall be returned to us, plus a 5% interest. (iii)We paid $5 million to Worthy Credit Limited (“Worthy”), pursuant to an “Entrust Agreement” dated March 31, 2023. Worthy is a registered financing company with financial license in Hong Kong. According to the Entrust Agreement, we entrust Worthy to provide loan services to our customers in Hong Kong. The term of Entrust Agreement is tentatively agreed to end on June 30, 2028, at which time Party A shall return the original capital with interest to us. The remaining of the net proceeds has been applied to day-to-day business operations.

Follow-on Offering

In December 2023, we closed a registered follow-on offering pursuant to registration statement on Form F-1, as amended (File Number 333-275654). We raised net proceeds of approximately $10.6 million,  after deducting offering expenses. We incurred approximately $1.36 million in expenses in connection with our follow-on offering, which included approximately $0.84 million in placement agent fee and approximately $0.52 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, all the proceeds have been used as the follows: (1) $5 million was transferred to Energy U for its business operations, (ii) we entered into an escrow agreement with an escrow agent named in connection with the offering and deposited $3 million from the proceeds of the offering in an escrow account Subsequently, the Company paid approximately $2.21 million from the escrow account to the investors of the offering pursuant to the terms and conditions of the escrow agreement, and (3) the remaining was used as the Company’s day-to-day operations.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the course of preparing our consolidated financial statements for the year ended December 31, 2023, Our management identified several control deficiencies, which include material weaknesses. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements. We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Jean Christophe von Pfetten qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Jean Christophe von Pfetten satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website: https://ir.upincar.com/corporate.html.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC, our independent registered public accounting firms, for the periods indicated.

	For the Years Ended December 31,
	2023	2022	2021
Audit fees (1)	$187,000	$170,000	$150,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	$187,000	$170,000	$150,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

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

The details of the Company’s change of auditor are described on a report on Form 6-K filed with the SEC on June 8, 2023, which is incorporated by reference herein.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Board of Directors of the Company elected to follow the Company’s home country rules in lieu of NASDAQ Listing Rule 5635. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Other than the above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Ordinary Shares and the Trading Market — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards..”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is included as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of U Power Limited, and its operating subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission December 22, 2022)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.3*	Form of Series A Warrants (incorporated by reference to exhibit 99.4 of our report on Form 6-K filed on December 8, 2023)
2.4*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.2	Form of Indemnification Agreements between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.3	English translation of cooperation agreement by and between FAW Jiefang Qingdao Automobile Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., dated September 28, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.4	English translation of cooperation agreement by and between Dongfeng Liuzhou Motor Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., dated August 28, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.5	English translation of cooperation agreement by and between Dongfeng HUBEI TRI-RING MOTOR CO., LTD and Youpin Automotive Services (Shanghai) Co., Ltd., dated July 22, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.6	English translation of Capital Increase Agreement dated December 31, 2021, among Youxu New Energy Technology (Zibo) Co., Ltd., Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.7	English translation of Lease Agreement for Factory and Office Building by and between Anhui Juhu Door and Window Technology Co. and Upincar Group Co., Ltd., dated June 16, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.8	English translation of Lease Agreement of the Zibo Factory dated December 28, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)

4.9	English translation of Cooperation Agreement (dated June 6, 2021), Memorandum of Agreement (dated December 17, 2021), and Supplemental Agreement (dated August 10, 2022), between Quanzhou Xinao Transportation Energy Development Co. and Shanghai Youxu New Energy Technology Youxu Company (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.10*	English translation of Investment Agreement on Joint Venture of Huzhou Zheyou New Energy Sales Co., Ltd. by and between Zhejiang Petroleum Comprehensive Energy Sales Co., Ltd. and Youpin Automobile Service Group Co., Ltd., dated April 15, 2022 (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed on August 22, 2023)
4.11*	English translation of Corporate Bond Subscription Agreement by and between Zhejiang Youguan Automobile Service Co., Ltd. and Wuyi Transportation Construction Investment Group Co., Ltd., dated September 17, 2020 (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed on August 22, 2023)
4.13*	English translation of Project Finance Loan Contract by and between Youxu New Energy Technology (Zibo) Co., Ltd. and Qishang Bank, dated December 13, 2021(incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed on August 22, 2023)
4.14*	English translation of Settlement Agreement by and between Zhejiang Youguan Automotive Service Co., Ltd. and WuYi Transportation Construction Investment Group Company Limited, dated June 13, 2023 (incorporated by reference to exhibit 4.17 to our annual report on Form 20-F filed on August 22, 2023)
4.15*	English translation of Amendment, dated November 10, 2023, to Capital Increase Agreement (originally dated December 31, 2021) among Youxu New Energy Technology (Zibo) Co., Ltd., Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd.
4.16*	English translation of Consulting Agreement, between U Power Limited and RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED, dated April 18, 2023
4.17*	English translation of Offshore Business Loan Entrustment Agreement between U Power Limited and Worthy Credit Limited, dated March 31, 2023
4.18*	Service Agreement between U Power Limited and Liberty Asset Management Capital Limited, dated March 31, 2023
4.19*	Form of SECURITIES PURCHASE AGREEMENT (incorporated by reference to exhibit 99.2 of our report on Form 6-K filed on December 8, 2023)
8.1*	Principal Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
11.2	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guantao Law Firm
97.1*	Clawback Policy
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

U Power Limited

	By:	/s/ Jia Li
Jia Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: May 15, 2024

U POWER LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of U Power Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U Power Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the two year period ended December 31 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the result of its operations and its cash flows for each of the years in the two year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

May 15, 2024

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

/s/ WWC, P.C.
WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as our auditor from 2020 to 2022.

San Mateo, California

August 12, 2022

U POWER LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,881	1,927	271
Restricted cash		1,027	34,312	4,833
Accounts receivable	5	1,617	15,748	2,218
Inventories	6	5,457	5,439	766
Advance to suppliers	7	6,993	10,816	1,523
Other current assets	8	33,917	94,813	13,353
Amount due from related parties	17	120	142	20
Total current assets		54,012	163,197	22,984

Non-current assets:
Property, plant and equipment, net	9	16,282	11,764	1,657
Intangible assets, net	10	286	201	28
Operating lease right-of-use assets, net	15	19,250	21,656	3,050
Long-term investments	11	111,811	123,367	17,376
Refundable deposit for investment	12	80,183	72,774	10,250
Other non-current assets	8	30	36,029	5,075
Total non-current assets		227,842	265,791	37,436
Total assets		281,854	428,988	60,420

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	13	-	14,500	2,042
Loan payables	16	6,500	-	-
Accounts payable		11,130	10,231	1,441
Accrued expenses and other liabilities	14	33,735	35,231	4,962
Income tax payables	19	2,580	5,201	733
Advances from customers		3,258	2,537	357
Operating lease liabilities – current	15	1,696	1,750	246
Amount due to related parties	17	251	5,431	765
Total current liabilities		59,150	74,881	10,546

Non-current liabilities:
Operating lease liabilities – non-current	15	4,789	5,980	842
Bank borrowings	13	10,000	-	-
Total non-current liabilities		14,789	5,980	842
Total liabilities		73,939	80,861	11,388

Commitments and contingencies	22	2,900	3,507	494

Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; 500,000 and 1,243,140 issued and outstanding as of December 31, 2022 and 2023, respectively) *		-	-	-
Additional paid-in capital		319,775	479,400	67,522
Translation reserve		-	446	63
Accumulated deficit		(153,838)	(173,176)	(24,392)
Total U POWER LIMITED’s shareholders’ equity		165,937	306,670	43,193
Non-controlling interests		39,078	37,950	5,345
Total equity		205,015	344,620	48,538
Total liabilities and equity		281,854	428,988	60,420

*

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorizsed share capital of the Company shall be changed. As of March 29, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 1,243,140 as of December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Net revenues
Product sales		6,616	3,061	17,062	2,403
Sourcing services		1,394	4,428	1,513	213
Battery-swapping services		-	307	1,189	167
Total net revenues		8,010	7,796	19,764	2,783
Cost of revenues		(5,137)	(5,137)	(7,592)	(1,069)
Gross profit		2,873	2,659	12,172	1,714

Operating expenses:
Sales and marketing expenses		(4,862)	(2,041)	(2,477)	(349)
General and administrative expenses		(37,588)	(37,714)	(41,222)	(5,806)
Research and development expenses		(5,374)	(9,352)	(2,184)	(308)
Loss on impairment of long-lived assets and long-term investment		-	-	(1,996)	(281)
Allowance for doubtful accounts		-	(9,801)	(1,196)	(168)
Total operating expenses		(47,824)	(58,908)	(49,075)	(6,912)
Operating loss		(44,951)	(56,249)	(36,903)	(5,198)
Interest income		437	49	562	79
Interest expenses		(696)	(764)	(1,860)	(262)
Other income		3,026	3,206	16,927	2,384
Other expenses		(4,298)	(3,904)	(1,579)	(222)
Loss before income taxes		(46,482)	(57,662)	(22,853)	(3,219)
Income tax expenses	19	(2,582)	(5)	(2,613)	(368)
Net loss		(49,064)	(57,667)	(25,466)	(3,587)
Less: Net loss attributable to non-controlling interests		(7,665)	(11,746)	(6,128)	(863)
Net loss attributable to the Company’s shareholders		(41,399)	(45,921)	(19,338)	(2,724)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	21	(82.80)	(91.84)	(15.56)	(2.19)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted	21	500,000	500,000	1,243,140	1,243,140
Net loss		(49,064)	(57,667)	(25,466)	(3,587)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		-	-	446	63
Comprehensive loss		(49,064)	(57,667)	(25,020)	(3,524)

*

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of March 29, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding, as a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 1,243,140 as of December 31, 2023.The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

						Total
			Additional			U POWER LIMITED	Non-
	Ordinary shares		paid-in	Accumulated	Translation	shareholders’	controlling	Total
	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	500,000	-	305,709	(66,518)	-	239,191	50,885	290,076
Consolidated net loss	-	-	-	(41,399)	-	(41,399)	(7,665)	(49,064)
Issuance of ordinary shares of subsidiaries	-	-	14,066	-	-	14,066	2,604	16,670
Balance as of December 31, 2021	500,000	-	319,775	(107,917)	-	211,858	45,824	257,682
Consolidated net loss	-	-	-	(45,921)	-	(45,921)	(11,746)	(57,667)
Capital contribution	-	-	-	-	-	-	5,000	5,000
Balance as of December 31, 2022	500,000	-	319,775	(153,838)	-	165,937	39,078	205,015
Consolidated net loss	-	-	-	(19,338)		(19,338)	(6,128)	(25,466)
Issuance of ordinary shares	743,140	-	159,625	-	-	159,625	-	159,625
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	5,000	5,000
Other comprehensive income	-	-	-	-	446	446	-	446
Balance as of December 31, 2023 in RMB	1,243,140	-	479,400	(173,176)	446	306,670	37,950	344,620
Balance as of December 31, 2023 in US$	-	-	67,522	(24,392)	63	43,193	5,345	48,538

*

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of March 29, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding, as a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 1,243,140 as of December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(49,064)	(57,667)	(25,466)	(3,587)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,773	2,093	2,607	367
Amortization of right-of-use assets	3,448	5,611	5,719	806
Loss on termination of right-of-use assets	-	1,750	-	-
Allowance for doubtful accounts	-	9,801	1,196	168
Loss on impairment of property, plant and equipment	-	-	1,896	267
Loss on impairment of inventory	-	180	-	-
Loss on impairment of long-term investment	-	-	100	14
Share of loss in equity method investee	-	39	94	13

Changes in operating assets and liabilities:
Accounts receivables	(181)	(1,424)	(14,168)	(1,996)
Inventories	(13,250)	7,810	107	15
Advance to suppliers	(71,148)	61,085	(3,929)	(554)
Other current assets	(6,968)	(23,023)	(21,228)	(2,989)
Amount due from related parties	843	84	(22)	(3)
Other non-current assets	(68)	-	30	4
Accounts payables	8,488	1,331	(899)	(127)
Accrued expenses and other payables	2,184	32,160	(15,106)	(2,129)
Income tax payables	2,582	(3)	2,621	369
Advance from customers	44,964	(50,420)	(721)	(101)
Amount due to related parties	(589)	140	5,180	731
Operating lease liabilities	(5,243)	(2,439)	(3,453)	(486)
Net cash used in operating activities	(82,229)	(12,892)	(65,442)	(9,218)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9,573)	(7,769)	(881)	(124)
Purchases of intangible assets	(1,423)	(31)	-	-
Loans provided to third parties	(17,046)	(3,859)	(33,255)	(4,684)
Received from refundable deposit for investment	3,614	2,122	7,409	1,044
Prepayment	-	-	(42,599)	(6,000)
Loans provided to related parties	(886)	-	-	-
Loans repayments from related parties	555	-	-	-
Payment for deferred consideration in relation to investment	-	-	(3,000)	(423)
Decrease/(increase) in long-term investments	10,000	(1,850)	(11,750)	(1,655)
Net cash used in investing activities	(14,759)	(11,387)	(84,076)	(11,842)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by non-controlling shareholders	999	5,000	5,000	704
Loans received from a third party	998	-	15,006	2,114
Loans received from long-term bank borrowing	10,000	-	-	-
Proceeds from issuance of ordinary shares	-	-	156,197	22,000
Repayments of short-term bank borrowing	(3,000)	-	-	-
Proceeds from short-term bank borrowing	-	-	5,000	704
Repayments of long-term bank borrowing	-	(500)	(500)	(70)
Repayments of loan payable	(13,000)	-	(1,300)	(183)
Net cash (used in)/provided by financing activities	(4,003)	4,500	179,403	25,269

Net (decrease)/increase in cash and cash equivalents and restricted cash	(100,991)	(19,779)	29,885	4,209
Effects of exchange rate changes	-	-	446	63
Cash and cash equivalents and restricted cash at beginning of year	126,678	25,687	5,908	832
Cash and cash equivalents and restricted cash at end of year	25,687	5,908	36,239	5,104

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	8,538	6,603	4,698	661
Derecognition of right-of-use assets	-	7,408	-	-
Derecognition of lease liabilities	-	5,658	-	-
Issue of share for right-of-use assets	-	-	3,428	483

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

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	53.11%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youqiao International Trade Co., Ltd. (“SH Youqiao”)(1)	May 29, 2014	PRC	100%	Dormant Company
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”)(1)	June 21, 2019	PRC	100%	Dormant Company
Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”)(1)	May 21, 2020	PRC	80%	Provision of sourcing services
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Zibo Youyipin Trading Co. Ltd. (“Zibo Youyipin”)(1)	March 18, 2021	PRC	100%	Dormant Company
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	100%	Provision of battery swapping stations sales and battery swapping services
Dalian Youshengchi Automobile Trading Service Co., Ltd. (“DL Youshengchi”)(1)	March 23, 2021	PRC	100%	Dormant Company
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Beijing Youxu New Energy Technology Co., Ltd. (“BJ Youxu”)(1)	December 21, 2021	PRC	100%	Dormant Company
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Beijing Youpinshuowei New Energy Technologyo.. LtdPRC,2022	March 23, 2022	PRC	51%	Dormant Company
Zhuhai Youxu New Energy Technology Co., Ltd.(“ZH Youxu”)	August 9, 2023	PRC	100%	Provision of batter swapping stations manufacturing
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
Liaoning Youxu New Energy Technology Co., Ltd. (“LN Youxu”) (1)	March 9, 2023	PRC	51%	Provision of batter swapping stations manufacturing

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 24,167(Before the Share Consolidation, the number is 2,416,667) ordinary shares with net proceeds from the IPO of approximately US$13,000.

(d) Additional shares issued

In December 2023, the Company, in connection with its additional shares issued in the United States, issued 718,973(Before the Share Consolidation, the number is 71,897,268) ordinary shares with net proceeds from the additional shares issued of approximately US$9,000.

(e) Consolidation of Ordinary Shares

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of March 29, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937.

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, inventory write-down, allowance for doubtful accounts, the useful lives of property, plant and equipment and intangible assets, contingent liabilities, valuation allowance for deferred tax assets and the estimated performance obligations completion progress towards certain services revenue. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There is nil and RMB446(US$63) foreign currency translation gain or loss recognized for the years ended December 31, 2022 and 2023.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023 or at any other rate.

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

(i) Allowance for doubtful accounts

Accounts receivable, advance to suppliers and other current assets are recognized at original invoiced amount. The Group measures all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group reviews the accounts receivable, advance to suppliers and other current assets periodically, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, the Group recognized RMB9,801 and RMB1,196 (US$168) of allowances for doubtful accounts for the years ended December 31, 2022 and 2023, respectively.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. The Group recognized RMB180 and nil of inventory impairment for the years ended December 31, 2022 and 2023, respectively.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Within the property, plant and equipment, the value for construction in process is included within the manufacturing equipment.

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

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment and software and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil and RMB1,896 (US$267) of impairment on fixed assets for the years ended December 31, 2022 and 2023, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized nil and RMB100 (US$14) of impairment on long-term investments for the years ended December 31, 2022 and 2023, respectively.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of December 31, 2023, the carrying values of these financial instruments are approximated to their fair values.

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

The following table sets forth a breakdown of the Group’s revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Sourcing services	1,394	17.4	4,428	56.8	1,513	213	7.7
Product sales	6,616	82.6	3,061	39.3	17,062	2,403	86.3
Battery-swapping services	-	-	307	3.9	1,189	167	6.0
Total revenues	8,010	100.0	7,796	100.0	19,764	2,783	100.0

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

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs of RMB2,447 (US$349) as incurred and classifies these costs under sales and marketing expenses.

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

(x) Comprehensive income

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was nil and RMB446(US$63) other comprehensive loss for the years ended December 31, 2022 and 2023.

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

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2022 and 2023. The Group recorded a loss on lease termination of right-of-use assets of RMB1,750 and nil for the years ended December 31, 2022 and 2023, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2022 and 2023, respectively.

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

The Group recognized RMB2,900 and RMB3,507 (US$494) of commitments and contingencies as of the years ended December 31, 2022 and 2023, respectively.

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

(ab) Recent adopted standards

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU requires acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. This guidance is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group adopted ASU No. 2021-08 since January 1, 2023, and the impact of adopting this guidance on the Group’s consolidated financial statements was minimal.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

(ac) Recent accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

3. LIQUIDITY

For the year ended December 31, 2023, the Group reported a net loss of RMB25,466 (US$3,5872), negative operating cash flows of RMB65,442 (US$9,218), net current assets of RMB88,316 (US$12,438) and accumulated deficit of RMB173,176 (US$24,392). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash generated by operating activities and commercial bank loans, together with the net proceeds from its initial public offering in April 2023, have been utilized to finance the working capital requirements of the Group.

As of December 31, 2022 and 2023, the Group’s cash and cash equivalents and restricted cash were RMB5,908 and RMB36,239 (US$5,104), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

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

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2022 and 2023, approximately RMB5,908 and RMB36,239 (US$5,104) were deposited with financial institutions located in the PRC, respectively, where there is a RMB 500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	1,617	15,785	2,223
Less: allowance for doubtful accounts	-	(37)	(5)
	1,617	15,748	2,218

As of December 31, 2022 and 2023, all accounts receivable were due from third-party customers. There is nil and RMB37 (US$5) allowance for doubtful accounts recognized as of the years ended December 31, 2022 and 2023, respectively.

6. INVENTORY

	As of December 31,
	2022	2023
	RMB	RMB	US$
Raw materials	1,793	1,784	246
Low value consumables	41	41	6
Finished goods	3,803	3,705	526
Less: inventory impairment	(180)	(91)	(12)
	5,457	5,439	766

The Group recognized RMB180 and nil of impairment of inventory for the years ended December 31, 2022 and 2023, respectively. An analysis of impairment of inventory are as follow:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	-	(180)	(25)
Additional impairment of inventory	(180)	-	-
Write-off of impairment of inventory	-	89	13
Balance at the end of the year	(180)	(91)	(12)

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Advance to suppliers	15,359	19,288	2,716
Less: Allowance for doubtful accounts	(8,366)	(8,472)	(1,193)
	6,993	10,816	1,523

As of December 31, 2022 and 2023, the balance of advance to suppliers mainly represented the prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs. An analysis of the allowance for doubtful accounts was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	-	(8,366)	(1,178)
Additional allowance charged to expense	(8,366)	(106)	(15)
Balance at the end of the year	(8,366)	(8,472)	(1,193)

8. OTHER CURRENT AND NONCURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Value-added tax recoverable	7,976	8,887	1,252
Loans to third parties (i)	21,635	18,827	2,652
Refund receivable from supplier	2,746	2,746	387
Prepayment (ii)	-	42,599	6,000
Deposit in Escrow account (iii)	-	21,300	3,000
Deposits	1,218	1,828	257
Staff advances	1,178	422	59
Others	599	692	96
Less: Allowance for doubtful accounts	(1,435)	(2,488)	(350)
	33,917	94,813	13,353

(i)

In January 2023, LY New Energy, Youpin, Youxu Zibo and HN Youxu, respectively, entered into an one-year loan agreement signed annually with Shanghai Huazhen Construction Engineering Co., Ltd (“SH Huazhen”), pursuant to which LY New Energy, Youpin, Youxu Zibo and HN Youxu were entitled to borrow a total loan amount of RMB12,560 (US$1,769) with free interest rate for working capital needs of SH Huazhen. As of December 31, 2023, the balance of loans to SH Huazhen is RMB12,560 (US$1,769).

In December 2023, Youguan Financial Leasing entered into a one-year loan agreement with Cao Yue, Gong Hua and He Guangquan for revolving loan quota, each quota of RMB2.4 million, pursuant to which Youguan Financial Leasing were entitled to borrow a total loan amount of RMB3,000 with free interest rate. As of this period, the loan balance is RMB3,000 (US$423).

In May 2023, U Power Limited entered into a one-year loan agreement with BITTO LTD, pursuant to which U Power Limited were entitled to borrow a total loan amount of US$460 with free interest rate for working capital needs of BITTO LTD. As of December 31, 2023, the balance of loans to BITTO LTD is U$S460.

(ii)	On April 18, 2023, the Company entered into a consulting agreement with Richness Fortune Credit (HK) and prepaid for the service and the consideration for the purchase of the target company in the total amount of Six Million Dollars (US$6,000), of which the intermediary fee is US$0.5 million, and the target company is valued at US$5.5 million. Subsequently in 2024, Richness Fortune Credit (HK) is currently conducting a due diligent investigation and value assessment about a relevant target company. It is expected that the transaction will be completed before June 30, 2024.

(iii)	On December 4, 2023, the Company entered into an Escrow Agreement with an escrow agent named Ortoli Rosenstadt LLP, pursuant to which upon the closing of the Offering, the Company has agreed to deposit an aggregate amount of Three Million Dollars (US$3,000) from the proceeds of the Offering to be received by the Company with the Escrow Agent in an escrow account, to be held and disbursed by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The funds deposited in the Escrow Account, as such amount may be released or returned pursuant to the agreement terms.

An analysis of the allowance for doubtful accounts was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	-	(1,435)	(202)
Additional allowance charged to expense	(1,435)	(1,053)	(148)
Balance at the end of the year	(1,435)	(2,488)	(350)

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Loans to third parties (iv)	30	36,029	5,075
	30	36,029	5,075

(iv)

On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company provides a loan of $5,000 to Worthy Credit bearing an interest rate   of 2% per annual. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in HK. As a result, the Company shall expect to promote its sourcing services, product sales as well as battery-swapping services in HK area. As of the date of this annual report, the loan is not yet to be granted to any customers due to the fact that the Company’s vehicle product is still at certification stage and there is no contract entered into yet with any dealers or purchasers of battery swapping stations.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Leasehold improvements	754	754	106
Computer and electronic equipment	1,235	1,930	272
Manufacturing equipment	12,422	12,501	1,761
Office equipment	187	187	26
Motor vehicles	3,896	3,914	551
Construction in process	1,948	1,056	149
	20,442	20,342	2,865
Less: loss of impairment	-	(1,896)	(267)
Less: accumulated depreciation	(4,160)	(6,682)	(941)
	16,282	11,764	1,657

For the years ended December 31, 2022 and 2023, the Group recorded depreciation expenses of RMB2,429 and RMB2,522 (US$355) respectively. There is nil and RMB1,896 (US$267) of impairment of property, plant and equipment recognized as of the years ended December 31, 2022 and 2023, respectively.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Internal -use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of December 31, 2022	286	-	286	40
Amortization expense	(85)	-	(85)	(12)
Net balance as of December 31, 2023	201	-	201	28

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB85 and RMB85 (US$12) for the years ended December 31, 2022 and 2023, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next three years are as follows:

	RMB	US$
2024	70	10
2025	70	10
2026	61	8
	201	28

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	110,000	120,000	16,902
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	1,711	3,367	474
Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”) (iii)	100	100	14
Less: impairment on equity investments	-	(100)	(14)
	111,811	123,367	17,376

(i)	In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. In October 2023, the Group entered RMB10,000 into Zibohengxin Investment Partnership, and the Group accounted aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of December 31, 2023.

The Fund’s investment strategy is primarily to invest in emerging companies of new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

(ii)

In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital injected of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% as of December 31, 2023. For the year of 2023, the Group recorded an investment loss of RMB94 from the operating result of Huzhou Zheyou. The investment losses have been disclosed in share of loss in equity method investee of consolidated statement of cash flow.

(iii)	The Group entered into an agreement to invest in Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”), and injected capital of RMB100 in November 2022. The Group held an equity interest of 40% and has significant influence on Chengdu Zhibo. For the year of 2023, the Group recognized RMB100 (US$14) of impairment of long-term equity investments.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2022, the Company entered into a term sheet, the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential Transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. As of December 31,2022, the balance of the refundable deposit for investment is RMB80,183, the Company has recovered RMB7,409 of the refundable investment funds in 2023, and the balance of the refundable deposit for investment is RMB72,774 (US$10,250) as of December 31,2023. On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. As of the date of this annual report, the Company has received a refund of RMB2,285 (US$322).

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Short-term bank borrowing(i)	-	5,000	704
Long-term bank borrowing, current portion(ii)	-	9,500	1,338
Long-term bank borrowing, non-current portion	10,000	-	-
	10,000	14,500	2,042

(i)	On July 14, 2023, Youxu Shanghai entered into a one-year bank agreement with Shanghai Pudong Development Bank, pursuant to which Youxu Shanghai was entitled to borrow a loan of RMB3,000 with an annual interest rate of 3.7% for working capital needs and this short-term bank borrowing were guaranteed by Li Jia, the Controlling shareholder, Director and CEO of U Power Limited. On August 7, 2023, Youpin Shandong entered into a one-year bank agreement with China Construction Bank, pursuant to which Youpin Shandong was entitled to borrow a loan of RMB2,000 with an annual interest rate of 3.95% for working capital needs and this short-term bank borrowing were guaranteed by Li Jia.

(ii)	On December 13, 2021, Youxu Zibo entered into a three-year bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10,000 with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full. On December 27, 2023, Youxu Zibo partially repaid the bank borrowing in the amount of RMB500. A manufacturing facility of Youxu Zibo was pledged as collateral for this loan.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Payroll and welfare payables	1,846	5,753	810
Loans from third parties	13,104	17,819	2,510
Payable to Wuyi (i)	-	5,200	732
Other payables	-	662	93
Interest payables	639	1,100	155
Customer deposit	301	334	47
Payables for purchase of property, plant and equipment	964	1,311	185
Accrued expenses	10,928	332	47
Deferred consideration in relation to investment (ii)	5,300	2,300	324
Others	653	420	59
	33,735	35,231	4,962

(i)	The payable to Wuyi is discussed in Note 16 - Laon payables.

(ii)	In June 2021, AHYS and Youpin entered into an equity transfer agreement (“the Agreement”) with Ningbo Tuowei Equity Investment Partnership (Limited Partnership) (“Ningbo Tuowei”), the shareholder who owned 0.5533% share equity of Youpin. pursuant to which Ningbo Tuowei is entitled to transfer its all 0.5533% share equity of Youpin for a total consideration of RMB6,000 to AHYS. As of December 31, 2023, the outstanding balance of this deferred consideration in relation to investment is RMB2,300 (US$324), refer to Note 21- Subsequent events.

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance lease for the years ended December 31, 2022 and 2023. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Operating lease right-of-use assets, net	19,250	21,656	3,050
Operating lease liabilities, current	1,696	1,750	246
Operating lease liabilities, non-current	4,789	5,980	842
Weighted average remaining lease terms	3.79 years	3.56 years	2.83 years
Weighted average discount rate	4.41%	4.36%	4.25%

Cashflow information related to leases consists of the following:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Right-of-use assets obtained in exchange for new operating lease liabilities	6,603	4,698	661
Derecognition of right-of use-assets	7,408	-	-
Derecognition of lease liabilities	5,658	-	-

Future lease payments under operating leases as of December 31, 2023 were as follows:

As of December 31, 2023
RMB
FY2024	2,250
FY2025	2,262
FY2026	2,028
FY2027	1,246
FY2028	779
FY2029	465
FY2030	321
Total future lease payment	9,351
less: imputed interest	(1,621)
Represent value of future lease payments(1)	7,730

(1)	Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB1,750 (US$246) and RMB5,980 (US$842) for the year ended December 31, 2023, respectively.

16. LOAN PAYABLES

Loan payables were as follows as of the respective balance sheet dates:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Loan payables, current portion	6,500	-	-
Loan payables, non-current portion	-	-	-
	6,500	-	-

On September 17, 2020, Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”) entered into a loan agreement with WuYi Transportation Construction Investment Group Company Limited (“WuYi Transportation Construction”), pursuant to which ZJ Youguan was entitled to borrow a loan of RMB20,000 with a weighted average interest rate of 7.5%. ZJ Youguan drew down the amount in full. On July 1, 2021, ZJ Youguan entered into a supplementary agreement with WuYi Transportation Construction, pursuant to which ZJ Youguan shall fully repay this loan by the end of 2021. ZJ Youguan repaid RMB10,000 on July 27, 2021, RMB2,000 on October 29, 2021, RMB1,000 on December 29, 2021, RMB500 on July 29, 2022. On June 13, 2023, the Group signed a settlement agreement with WuYi, to pursuant that the Group needs to repay all the outstanding balance of RMB6,500 before December 15, 2023. The Group repaid RMB800 on September 1, 2023 and RMB500 on November 3, 2023, respectively. As of December 31, 2023, the outstanding balance of this loan is RMB5,200, which is overdue. The Group reclassified to Note 14 - ACCRUED EXPENSES AND OTHER LIABILITIES - Loans from third parties as the nature of this transaction has changed to a liability other than loan payable. Relevant legal proceedings are discussed in Note 23 - SUBSEQUENT EVENTS.

17. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhuan Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhuan”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a)	Amounts due from related parties

	As of December 31,
	2022	2023
	RMB	RMB	US$
Youche Jingpi	20	20	3
Shanghai Youcang	100	111	15
Bingyi Zhao	-	11	2
	120	142	20

(b)	Amounts due to related parties

	As of December 31,
	2022	2023
	RMB	RMB	US$
Li Ke	-	4,170	587
Jia Li	228	582	82
Bingyi Zhao	23	673	95
Hangzhou Youyue	-	6	1
	251	5,431	765

18. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB2,253 (US$327) and RMB 1,644 (US$232) for the years ended December 31, 2022 and 2023, respectively.

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

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2022 and 2023.

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

As of December 31, 2023, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	Years ended December 31,
	2022	2023
	RMB	RMB	US$
Non-PRC	-	(3,610)	(508)
PRC	(57,662)	(19,243)	(2,711)
	(57,662)	(22,853)	(3,219)

The following table presents the composition of income tax expenses for the years ended December 31, 2022 and 2023:

	Years ended December 31,
	2022	2023
	RMB	RMB	US$
Current income tax expense	(5)	(2,613)	(368)
Deferred income tax expense	-	-	-
	(5)	(2,613)	(368)

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Years ended December 31,
	2022	2023
	RMB	RMB	US$
Loss before provision for income taxes	(57,662)	(22,853)	(3,219)
Income tax benefit computed at an applicable tax rate of 25%	(14,416)	(5,713)	(805)
Prior year provision to return true up	3,800	-	-
Change in valuation allowance	10,611	3,100	437
	(5)	(2,613)	(368)

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	Years ended December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets:
Intra-group transaction	35,151	32,051	4,514
Total deferred tax assets	35,151	32,051	4,514
Less: valuation allowance	(35,151)	(32,051)	(4,514)
Deferred tax assets, net	-	-	-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

As of December 31, 2022 and 2023, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined that it was more likely than not that the benefits of the deferred tax assets will not be realized due to their recurring losses.

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

As of December 31, 2023, net operating tax loss carry forwards in PRC is expected to expire as follows:

	As of December 31, 2023
	RMB	US$
Net Operating Tax Loss Carry Forward:
2024	21,197	2,986
2025	12,820	1,806
2026	15,059	2,121
2027	39,743	5,598
2028	26,873	3,785
	115,692	16,296

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2022 and 2023.

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the years ended December 31, 2022 and 2023, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB383,980 and RMB585,991 (US$82,535) as of December 31, 2022 and 2023, respectively.

21. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Numerator:
Net loss	(57,667)	(25,466)	(3,587)
Less: net loss attributable to noncontrolling interest	(11,746)	(6,128)	(863)
Net loss attributable to the Company’s shareholders	(45,921)	(19,338)	(2,724)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	500,000	1,243,140	1,243,140

Basic and diluted earnings per share:	(91.84)	(15.56)	(2.19)

22. COMMITMENTS AND CONTINGENCIES

Commitments

The assets pledged as collaterals for loans of the Group is discussed in Note 13 BANK BORROWINGS.

The following table sets forth the Group’s contractual obligations as of December 31, 2023:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
Long-term bank borrowings (i)	9,500	1,338	9,500	-	-	-
Short-term bank borrowing	5,000	704	5,000	-	-	-
Operating lease liabilities (ii)	9,351	1,317	2,250	4,290	2,025	786
Loan payable to WuYi Transportation Construction (iii)	5,200	732	5,200	-	-	-
Total	29,051	4,091	21,950	4,290	2,025	786

(i)	The Group’s commitment for long-term bank borrowings and short-term bank borrowings as of December 31, 2023 is discussed in Note 13 BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2023 is discussed in Note 15 LEASES.

(iii)	The Group’s commitment for loan payable to WuYi Transportation Construction as of December 31, 2023 is discussed in Note 16 LOAN PAYABLES, Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES and Note 23 SUBSEQUENT EVENTS.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

A contingency provision of RMB3,507 (US$494) was accounted for. Youpin Automobile Service Group Co. Ltd. (“Youpin”) was a party of a lawsuit commenced by Anhui Juhu Menchuang Technologies Company Limited (“Anhui Juhu”), in which Youpin was requested to pay the rent for an office of RMB2,000, interest payable of RMB345 and a penalty for breach of contract of RMB900, resulting from the early termination of the lease contract. Youpin lost the first trial on April 20, 2023. Since relevant economic loss is probable and reliably measured, relevant cash out flow of RMB3,245 (US$457) was provided. Youpin was sued by Shanghai Moxin Cultural Media Co., Ltd who claimed that Youpin did not pay for the operating expenses of RMB260 (US$37) on December 4, 2023, Since relevant economic loss is probable and reliably measured, relevant cash out flow of RMB260 (US$37) was provided.

Guarantees

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB3,171(US$447). As of the date of this annual report, one customer has been in default on the principal and interest in a total amount of RMB1,949 (US$275) and the case is currently on appeal.

23. SUBSEQUENT EVENTS

The Group evaluated all events that occurred up to the date of this report and determined that no events that would have required adjustment or disclosure in the consolidated financial statements except the following:

Youpin was a party of a lawsuit commenced by Anhui Juhu Door and Window Technology Company Limited in February 2023, for its failure to pay rent. Youpin as defendant, was requested to pay RMB3,245 (US$457). Youpin lost both the first and second trials on April 20 and October 30, 2023 respectively. As of the date of this report, the case is currently on appeal.

ZJ Youguan was a party of a lawsuit commenced by WuYi Transportation Construction, for its failure to repay the loan payables discussed within Note 16. LOAN PAYABLES. ZJ Youguan lost the first trial on March 20, 2023. Based on the agreement by both parties on June 13, 2023, ZJ Youguan reached a settlement with WuYi Transportation Construction that remaining RMB6,500 (US$942) loan payables shall be repaid before December 15, 2023. As of December 31, 2023, ZJ Youguan has repaid of RMB1,300 to WuYi. As of the date of this annual report, the outstanding balance of the loan payable is RMB5,200 (US$732) which is overdue.

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746 (US$387). As of the date of this report, Youpin SD has applied for compulsory enforcement.

Youpin was sued by Beijing Hengyuan Xinye Information Technology Co., Ltd. (“Hengyuan Xinye”) who is the creditor of Nanmu (Shanghai) Finance Leasing Co., Ltd., a business partner of Youpin, for providing joint and several liability guarantee for Nanmu (Shanghai) Financial Leasing Co., Ltd by Youpin of RMB2,558 (US$360). On December 30, 2021, Youpin won the first trial. On 31 July 2023, Youpin won the second trial.

Youpin sued Hainan Gaozhan New Energy Vehicle Company Limited for its failure to refund a deposit of RMB170 (US$24) to Youpin in November 2023. As of the date of this report, the case is currently in the trial stage waiting for judgement.

Youpin was sued by Shanghai Moxin Cultural Media Co., Ltd who claimed that Youpin did not pay for the operating expenses of RMB260 (US$37) on December 4, 2023, and on 23 January 2024, the court issued a civil mediation agreement for mediation and Youpin paid the accrued expense.

AHYS was sued by Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) (“Chenhui”) in relation to an equity transfer transaction between AHYS and Chenhui. On May 29, 2023, AHYS and Chenhui entered into a settlement agreement, pursuant to which AHYS agreed to pay the attorney fee, equity transfer fee and arbitration fee for a total of RMB1.3 million.

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin and Yuan Jinsong for rent and liquidated damages of a total of RMB1,949, on January 9, 2024. The case has been accepted by the court.

Youxu New Energy Technology (Zibo) Co., Ltd. was sued by an individual, Wang Liqian, for payment of wage difference and heatstroke prevention subsidy for a total of RMB45. Youxu New Energy Technology (Zibo) Co., Ltd. lost the case and appealed to the court on February 6, 2024.

SH Youxu was sued by Anhui Lvzhou Technology Co., Ltd. for payment of RMB 0.3 million and liquidated damages under a contract, on February 18,2024. Both parties have entered into a settlement agreement as of February 27, 2024.

Youpin was sued by Anhui Lvzhou Technology Co., Ltd. for payment and liquidated damages for a total of RMB 733, on February 5, 2024. The case has been accepted by the court and a hearing was held on April 24, 2024.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB 0.7 million and liquidated damages, on January 16, 2024. The initial hearing was held on March 22, 2024.

On December 15, 2022, Youpin and AHYS were sued by Shanghai Pudong New Area People’s Court for illegal deposit absorption with one Youpin’s investor. Youpin and AHYS were required to refund RMB2.3 million of the investor’s investment funds and undertake joint and several liability of illegal deposit absorption. On March 12, 2024, Shanghai Pudong New Area People’s Court announce Youpin and AHYS do not need to undertake joint and several liability and just return the RMB2.3 million investment funds.

On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. As of the date of this annual report, the Company has received a refund of RMB2,285 (US$322).

On May 13, 2024, U power entered into a subscription agreement with Fortune Light Assets Ltd. (FTA). The subscription agreement indicate that the U power is offering to the FTA the number of ordinary shares of U power, par value US$0.00001 per share (each an “Ordinary Share”, and collectively, the “Ordinary Shares” or “Shares”) for a total purchase price of US$1,000(the “Purchase Price”). The closing of the transactions contemplated hereby (the “Closing”) shall take place on June 15, 2024 or such other date U power and FAT may agree upon in writing (such date and time being called the “Closing Date”). After the Closing, the Purchaser shall be entitled to purchase up to 492,611 additional Ordinary Shares from the Company at a per share price of $6.09 for a total purchase price of up to US$3,000 pursuant to an agreement which shall be in customary form reasonably acceptable to the parties, and such right to purchase additional shares shall terminate on the two-year anniversary of the Execution Date.

23. UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

UNAUDITED PARENT COMPANY CONDENSED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	-	14,846	2,091
Other current assets		138,693	19,535
Investment in subsidiaries	165,937	153,811	21,664
TOTAL ASSETS	165,937	307,350	43,290

LIABILITIES
Account payable	-	679	97
TOTAL LIABILITIES	-	679	97

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; 500,000 and 1,243,140 issued and outstanding as of December 31, 2023 and 2023, respectively*)	-	-	-
Additional paid-in capital	319,775	479,400	67,522
Other comprehensive income	-	446	63
Accumulated deficit	(153,838)	(173,176)	(24,392)
TOTAL SHAREHOLDERS’ EQUITY	165,937	306,670	43,193
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	165,937	307,350	43,290

*

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of March 29, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 1,243,140 as of December 31, 2023.

UNAUDITED PARENT COMPANY CONDENSED

STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2022	2023
	RMB	RMB	US$
Equity in loss of subsidiaries	(45,921)	(16,006)	(2,255)
Loss in 2023		(3,332)	(469)
NET LOSS	(45,921)	(19,338)	(2,724)

UNAUDITED PARENT COMPANY CONDENSED

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(45,921)	(19,338)	(2,724)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of subsidiaries	45,921	16,006	2,255
Other current assets	-	(139,162)	(19,600)
Other current liabilities	-	697	97
NET CASH USED IN OPERATING ACTIVITIES	-	(141,797)	(19,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from controlling shareholders	-	156,197	22,000
NET CASH PROVIDE FROM ACTIVITIES	-	156,197	22,000
CHANGES IN CASH	-	14,400	2,028
Effects of exchange rate changes	-	446	63
CASH, BEGINNING OF YEAR	-	-	-
CASH, END OF YEAR	-	14,846	2,091