Form 20-F
period 2024-12-31
U Power Ltd
filed 2025-05-15
CIK 1939780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Telephone: +86-21-68593598

Email: rebecca.zhao@upincar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	UCAR	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 4,041,312 Class A Ordinary Shares and 378,544 Class B Ordinary Shares, par value $0.00001 per share, as of December 31, 2024.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AHYS” are to Anhui Yousheng New Energy Co., Ltd., a limited liability company established pursuant to PRC laws on May 16, 2013, which is controlled by WFOE (as defined below) with 100% equity ownership;

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“CD Youyineng” are to Chengdu Youyineng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on October 29, 2020, and is wholly owned by AHYS;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, par value US$0.00001 per share;

●	“EV” are to electric vehicle;

●	“Group” are to the Company and its subsidiaries, collectively;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for Standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“our PRC subsidiaries” or “PRC operating subsidiaries” are to AHYS and its subsidiaries, including CD Youyineng, SH Youteng (defined below), SH Youxu (defined below), Youpin (defined below), Youpin SD (defined below), ZJ Youguan (defined blow), and their respective subsidiaries;

●	“Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SH Youteng” are to Shanghai Youteng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on November 3, 2020, and AHYS holds 70% of its equity interests;

●	“SH Youxu” are to Shanghai Youxu New Energy Technology Co., Ltd., a limited liability company established pursuant to PRC laws on March 22, 2021, and AHYS holds 70% of its equity interests ;

●	“SME dealers” are to small and medium sized vehicle dealers;

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.,” “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “Company,” “our” and “Upincar” are to U Power Limited, the Cayman Islands holding company, and its predecessor entity and its subsidiaries, as the context requires;

●	“WFOE” are to our wholly owned Chinese subsidiary, Shandong Yousheng New Energy Technology Development Co., Ltd., a limited liability company established pursuant to PRC laws on July 27, 2022;

●	“Youpin” are to Youpin Automobile Service Group Co., Ltd., a limited liability company established pursuant to PRC laws on July 18, 2013, and AHYS holds 54.37% of its equity interests;

●	“Youpin SD” are to Youpin Automobile Service (Shandong) Co., Ltd., a limited liability company established pursuant to PRC laws on June 30, 2020, and AHYS holds 86.96% of its equity interests; and

●	“ZJ Youguan” are to Zhejiang Youguan Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on May 21, 2020, and AHYS holds 80% of its equity interests.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to: You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industry in which we operate may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are not a Chinese operating company, but rather a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating entities established in the PRC. As such, our corporate structure involves unique risks to investors. Investors of our Class A Ordinary Shares do not directly own any equity interests in our Chinese operating subsidiaries, but will instead own shares of a Cayman Islands holding company. The Chinese regulatory authorities could intervene or influence the operations of our Chinese operating subsidiaries, including disallowing our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. The Regulations on Network Data Security Administration became effective on January 1, 2025. As confirmed by our PRC counsel, Guantao Law Firm, since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures and the Regulations on Network Data Security Administration. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulations on Network Data Security Administration. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

Our PRC counsel, Guantao Law Firm, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China, such as business licenses and auto dealer filings. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in non-compliance and material a change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

Approvals from the PRC Authorities to Conduct Our Operations

Our PRC counsel, Guantao Law Firm, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China, such as business licenses and auto dealer filings. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in non-compliance and material change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

Dividends and Distributions

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. As of the date of this annual report, (1) the Company transferred approximately $4.88 million and $5.30 million to a subsidiary, Energy U Limited, in fiscal years 2024 and 2023, respectively, and no other cash transfers or transfers of other assets have occurred among the Company and its subsidiaries, and (2) the Company and its subsidiaries have not made any dividends or distributions to investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this annual report, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, or investors.

Our PRC operating entities receive substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, we may rely on dividend payments from the PRC operating subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions.

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

Cash dividends, if any, on our Class A Ordinary Shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by WFOE, Shandong Yousheng New Energy Technology Development Co., Ltd, to its two direct Hong Kong holding companies. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate if and when our PRC subsidiaries plan to declare and pay dividends to our Hong Kong subsidiaries.

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

Public Company Accounting Oversight Board of the United States’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Public Company Accounting Oversight Board of the United States (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, which amended the HFCAA by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed the Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in 10 Anson Road, #13-09 International Plaza, Singapore 079903, and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. As such, as of the date of this annual report, we are not affected by the HFCAA and related regulations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. There is a risk that our auditor cannot be inspected by the PCAOB in the future, and if the PCAOB determines that it cannot inspect or fully investigate our auditor for two consecutive years beginning in 2022, our securities will be prohibited from trading on a national exchange or over-the-counter under the HFCAA, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information — D. Risk Factors —Risk Factors — Risks Relating to Doing Business in China — The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB of the United States. These developments could add uncertainties to our continued listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Our Corporate History

Our subsidiary, AHYS, a limited liability company established pursuant to PRC laws on May 16, 2013, operates through the following subsidiaries:

(1).	Youpin, which was established on July 18, 2013 and AHYS holds 54.37% of its equity interest. Youpin has the following subsidiaries:

a.	Liaoning Youguan New Energy Technology Co., Ltd. (“LY New Energy”), which was established on November 8, 2019, and is wholly owned by Youpin.

b.	Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech”), which was established on November 13, 2015, and is wholly owned by Youpin.

c.	Youguan Financial Leasing (China) Co., Ltd., which was established on February 27, 2017 and is wholly owned by Youpin;

(2).	CD Youyineng, which was established on October 29, 2020 and is wholly owned by AHYS;

(3).	SH Youteng, which was established on November 3, 2020 and AHYS holds 70% of its equity interest;

(4).	SH Youxu, which was established on March 22, 2021 and is wholly owned by AHYS. SH Youxu has the following subsidiaries:

a.	Quanzhou Youyi Power Exchange Network Technology Co., Ltd., which was established on June 29, 2021 and is wholly owned by SH Youxu;

b.	Youxu (Xiamen) Power Exchange Network Technology Co., Ltd., which was established on August 10, 2021 and is wholly owned by SH Youxu;

c.	Wuhu Youxu New Energy Technology Co., Ltd., which was established on November 12, 2021 and is wholly owned by SH Youxu;

d.	Henan Youxu New Energy Technology Co., Ltd., which was established on December 1, 2022 and SH Youxu owns 80% of its equity interest;

e.	Youxu New Energy Technology (Nanyang) Co., Ltd., which was established on March 14, 2023 and SH Youxu owns 70% of its equity interest;

(5).	Youpin SD, which was established on June 30, 2020 AHYS holds 86.96% of its equity interest. Youpin SD has the following subsidiaries:

a.	Youxu New Energy Technology (Zibo) Co., Ltd., which was established on July 29, 2021 and Youpin SD owns 98.0392% of its equity interest.

b.	Zibo Hengxin Investment Partnership Enterprise (Limited Partnership), which was established on November 2, 2020 and Youpin SD owns 99.0099% of its equity interest.

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

Reorganization in Connection with Our IPO

In connection with our initial public offering (the “IPO”), which was closed in April 2023, we undertook a reorganization (the “Reorganization”) in the following steps:

On June 17, 2021, Upincar was incorporated under the laws of the Cayman Islands. Upincar owns 100% of Youcang Limited, a British Virgin Islands company incorporated on June 30, 2021. Youcang Limited owns 100% of Energy U Limited, a Hong Kong company incorporated on July 19, 2021.

On January 27, 2022, WFOE was incorporated pursuant to the PRC laws as a wholly foreign owned enterprise. Energy U Limited holds 100% of the equity interest in WFOE.  On July 8, 2022, WFOE acquired 99% equity interest in AHYS for RMB217,774,286.31. On December 12, 2022, WFOE acquired the remaining 1% equity interest in AHYS from U Robur Limited (HK), a Hong Kong company.

Our Corporate Structure

We are a Cayman Islands exempted company incorporated on June 17, 2021. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (As Revised) of the Cayman Islands.

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	On December 16, 2024, Energy U Limited, entered into a joint venture agreement with UNEX-UNEXMOB MOBILIDADE ELÉTRICA, LDA and Associação Nacional dos Transportes Rodoviários em Automóveis Ligeiros to establish a joint venture in Portugal. Upon the formation of the joint venture, Energy U Limited will hold a 25% equity interest in the joint venture, Associação Nacional dos Transportes Rodoviários em Automóveis Ligeiros will hold a 50% equity interest, and UNEX-UNEXMOB Mobilidade Elétrica, LDA will hold the remaining 25% equity interest. As of the date of this annual report, the joint venture has not been formally established, as its registration and related incorporation procedures are still ongoing. See “Item 4. Information on the Company — A. History and Development of the Company — Joint Venture in Portugal.”

(2)	On December 25, 2024, U SWAP Co., Ltd., signed a cooperation agreement with Ezzy Transporter (Thailand) Company Limited to establish Greendrive Tech Co. Ltd in Thailand. Upon the formation of the joint venture, U Swap Co Ltd. will hold a 70% equity interest in Greendrive Tech Co. Ltd. and Ezzy Transporter (Thailand) Company Limited will hold remaining 30% equity interest. As of the date of this annual report, the Greendrive Tech Co. Ltd has not been formally established, as its registration and related incorporation procedures are still ongoing. See “Item 4. Information on the Company — A. History and Development of the Company — Joint Venture in Thailand.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information — D. Risk Factors” in this annual report.

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably (see page 11 of this annual report);

●	Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us (see page 12 of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see page 12 of this annual report);

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection (see page 13 of this annual report);

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions (see page 18 of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see page 21 of this annual report);

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 23 of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment (see page 23 of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors (see page 24 of this annual report);

●	The HFCAA and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor (see page 25 of this annual report); and

●	Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results (see page 26 of this annual report); and

●	Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern (see page 28 of this annual report);

●	We have limited operating history in an emerging and fast-growing market, and our historical financial and operating performance may not be indicative of our future prospects and results of operations (see page 28 of this annual report);

●	We face intense competition and may not be able to compete effectively (see page 29 of this annual report);

●	We may not be able to effectively manage our growth, control expenses or implement business strategies, any of which events may cause our PRC subsidiaries to be unable to provide services or deliver products with premium quality or compete effectively (see page 30 of this annual report);

●	Any harm to our brands or reputation or any damage to the reputation of the third parties with whom we collaborate or failure to enhance brand recognition could have a material adverse effect on our results of operations and growth prospects (see page 30 of this annual report);

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see page 31 of this annual report);

●	Some of our patent applications on UOTTA technology are currently pending, we cannot assure you that such patents will be approved, and we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business, results of operations, financial condition and prospects (see page 32 of this annual report);

●	Any significant disruption in our IT systems, including events beyond our control, or disruptions in our business partners’ IT systems, could have a material and adverse effect on our business and financial condition (see page 33 of this annual report);

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected (see page 34 of this annual report);

●	Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry, the EV industry or the battery-swapping station sector (see page 35 of this annual report); and

●	The seasonality of the automobile industry impacts our operating results (see page 36 of this annual report).

Risks Related to Our Vehicle Sourcing Business

Risks and uncertainties related to our vehicle sourcing business, but are not limited to, the following:

●	Our vehicle sourcing network is crucial to the success of our business; if we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our business, financial condition and prospects would be materially and adversely affected (see page 39 of this annual report);

●	The commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations (see page 39 of this annual report);

●	We face intense competition in the sourcing market and may not be able to compete effectively (see page 40 of this annual report);

●	Uncertainties relating to the growth of the Chinese automotive markets in general could adversely affect our sourcing business and results of operations (see page 40 of this annual report);

●	Our business is sensitive to changes in the prices of new and used vehicles (see page 41 of this annual report);and

●	We rely on third-party carriers to transport vehicles to our customers, and they are subject to associated business risks and costs and with those of the transportation industry, generally, many of which risks and costs would be out of our control (see page 41 of this annual report).

Risks Related to UOTTA-powered EV and Battery-Swapping Station Business

Risks and uncertainties related to our UOTTA-powered EV and Battery-Swapping Station business include, but are not limited to, the following:

●	We may encounter difficulties in entering into the EV market, which may materially and adversely affect our growth and business prospects (see page 41 of this annual report);

●	Our future growth is dependent upon the demand for, and upon consumers’ willingness to adapt to, EVs and battery-swapping stations as a power solution (see page 42 of this annual report);

●	Our success depends on our ability to successfully develop, market and sell UOTTA-powered EVs and battery-swapping stations (see page 43 of this annual report);

●	If UOTTA-powered EVs and battery-swapping stations do not meet the expectations of customers and users, our business, financial condition and competitive position will be materially and adversely affected (see page 43 of this annual report);

●	We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries (see page 43 of this annual report);

●	Our reliance on third parties for manufacturing UOTTA-powered commercial-use EVs and battery-swapping stations increases the risk that the supply of our products may become limited or interrupted or may not be of satisfactory quality and quantity (see page 44 of this annual report);

●	If we fail to comply with regulatory requirements, our business could be adversely affected (see page 45 of this annual report);.

●	We may fail to maintain our strategic partnerships with auto manufacturers to jointly develop UOTTA-powered EVs (see page 45 of this annual report);.

●	We depend on third parties for the supply of components and parts to manufacture battery-swapping stations (see page 45 of this annual report);

●	We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations (see page 46 of this annual report);

●	Adverse conditions affecting one or more of our cooperating automobile manufacturers, battery-swapping station manufacturers and suppliers may negatively impact our business, financial condition and prospects (see page 46 of this annual report);

●	The UOTTA-powered EVs we jointly develop with cooperating automobile manufacturers are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results (see page 47 of this annual report);

●	The construction and operation of our battery-swapping station manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits (see page 47 of this annual report);

●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs, domestically produced vehicles or battery-swapping stations could have a material adverse effect on our business, financial condition and prospects (see page 47 of this annual report).

Risks Related to Our Class A Ordinary Shares and the Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our ordinary shares may fluctuate significantly (see page 48 of this annual report);

●	The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile, which could result in substantial losses to investors (see page 48 of this annual report);

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see page 49 of this annual report);

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price (see page 50 of this annual report);

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment (see page 50 of this annual report); and

●	We will incur increased costs as a result of being a public company (see page 51 of this annual report).

Risks Related to Our Capital Structure

Risks and uncertainties related to our Capital Structure, but are not limited to, the following:

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares (see page 52 of this annual report); and

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial (see page 52 of this annual report).

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

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

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Relating to Our Class A Ordinary Shares and the Trading Market — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We believe none of our PRC subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares or Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A Ordinary Shares.

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

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A Ordinary Shares.

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

Although all of our business operations are conducted by our PRC subsidiaries in China, it is unclear whether the dividends we pay with respect to our Class A Ordinary Shares, or the gains realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Class A Ordinary Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

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

The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

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

Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Since 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Beginning in February 2025, President Trump has announced new tariffs on imports, including 10% tariffs on virtually all imports to the United States, and higher tariffs on imports of certain products or from certain countries (including Canada, Mexico and China). In response, foreign governments, including China, have enacted retaliatory tariffs. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on us, our business partners or our industry.

Trade barriers to protect domestic industries against foreign imports depress trading demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be traded, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the Chinese economy and our business, operating results and financial condition. Further, protectionist policies in any country could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

Risks Relating to Our Business and Industry

We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations, resulting in a material decrease in working capital that raises substantial doubt about our ability to continue as a going concern. For the year ended December 31, 2024, we reported a net loss of RMB56,362, negative operating cash flows of RMB73,170 and an accumulated deficit of RMB221,098.

Our auditor, Onestop Assurance PAC, has indicated in its report on our financial statements for the fiscal year ended December 31, 2024 that there is substantial doubt as to our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Such a substantial doubt could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern includes the following measures:

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

For the fiscal years ended December 31, 2024, 2023 and 2022, we were not profitable, and we did not generate positive cash flows from operations.

We recorded net losses of RMB56.4 million, RMB25.5 million and RMB57.7 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. In addition, we had negative cash flows from operating activities of RMB73.2 million, RMB65.4 million, RMB12.9 million for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. We have made significant up-front investments in research and development, dealer networking and sales and marketing to rapidly develop and expand our business. We anticipate that we will continue to invest significantly in research and development, and sales and marketing, and potentially in production capacity expansion, to further develop and expand our business. The aforementioned investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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

As of the date of this annual report, we have 46 issued patents and 14 pending patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to such pending applications. Even if our patent applications succeed and we are issued patents in accordance, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to theirs. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

We may need to defend against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our PRC subsidiaries’ competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to their design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we were to be found by a court to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes-Oxley Act  and the rules and regulations of the Nasdaq Stock Market. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, and while we remain an “emerging growth company”, as such term is defined under the JOBS Act, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. In the course of preparing our financial statements for the year ended December 31, 2024, we identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

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

The commissions we charge SME dealers and individual vehicle buyers could be affected by a variety of factors, including the competitive landscape of the automotive sourcing industry, regulatory requirements, and our strategic plan to expand into the EV battery-swapping market. In fiscal year 2022, 2023 and 2024, the revenue from the sourcing business constituted 56.8%, 7.7% and 0.1%, respectively, of our total revenue.

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

Our business may also be impacted by government policies such as tariffs on imported cars and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of EVs, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2021 Version), or the 2021 Negative List, which came into effect on January 1, 2021, the limit on foreign ownership of automakers for ICE passenger vehicles was lifted. As a result, foreign EV competitors can build wholly owned facilities in China without the need for a domestic joint venture partner. The above changes may affect the competitive landscape of the EV industry and reduce any pricing advantage we had enjoyed, which may adversely affect our business, results of operations and financial condition.

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

Risks Relating to Our Class A Ordinary Shares and the Trading Market

An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our Class A Ordinary Shares may fluctuate significantly.

No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected, and holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. There can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Class A Ordinary Shares and impair your ability to sell your shares. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile and could fluctuate widely due to various factors, some of which are beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trade and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase Class A Ordinary Shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in the initial public offering and the follow-on offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A Ordinary Shares.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

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

Risks Relating to Our Capital Structure

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

Only our Class A Ordinary Shares are tradable on the market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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

On June 13, 2024, U SWAP CO., LTD. was incorporated in Thailand under the Civil and Commercial Code, which is 15% owned by Mr. Ke Zhang and 85% owned by Energy U limited, as of the date of this prospectus.

Entry into two Material Definitive Agreements with Fortune Light Assets Ltd.

On May 13, 2024, we entered into a subscription agreement with Fortune Light Assets Ltd. (“FLA”). Pursuant to the subscription agreement, FLA agreed to subscribe for and purchase, and the Company agreed to issue and sell to FLA, pursuant to Regulation S under the Securities Act of 1933, as amended, or the Securities Act, an aggregate of 209,644 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88. The closing of the transaction took place on June 15, 2024. Pursuant to the subscription agreement, FLA is entitled to the following: (i) one demand registration with respect to the 209,644 ordinary shares (such demand registration right will be terminated on the six-month anniversary of the execution date of the subscription agreement); and (ii) the right to purchase of up to 492,611 ordinary shares of the Company at a per share price of $6.09 for a total purchase price of up to $3,000,000.99, pursuant to an agreement which shall be in customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the two-year anniversary of the execution date of the subscription agreement.

On June 24, 2024, we entered into a subscription agreement with FLA. Pursuant to the subscription agreement, FLA agreed to subscribe for and purchase, and the Company agreed to issue and sell to FLA, pursuant to Regulation S under the Securities Act, an aggregate of 209,644 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88. The closing of the transaction took place on July 3, 2024. Pursuant to the subscription agreement, FLA is entitled to the following: (i) one demand registration with respect to the 209,644 ordinary shares (such demand registration right will be terminated on the six-month anniversary of the execution date of the subscription agreement); and (ii) the right to purchase of up to 164,204 ordinary shares of the Company at a per share price of $6.09 for a total purchase price of up to $1,000,002.36, pursuant to an agreement which shall be in customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the two-year anniversary of the execution date of the subscription agreement.

Entry into a Material Definitive Agreements with Big Benefit Ltd.

On May 23, 2024, we entered into a subscription agreement with Big Benefit Ltd. (“BBL”). Pursuant to the subscription agreement, BBL agreed to subscribe for and purchase, and the Company agreed to issue and sell to BBL, pursuant to Regulation S under the Securities Act, an aggregate of 419,289 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per ordinary share, for an aggregate purchase price of $2,000,008.53.

The closing of the transaction took place on June 10, 2024. BBL is entitled to one demand registration with respect to the 419,289 ordinary shares (such demand registration right will expire on the six-month anniversary of the execution date of the subscription agreement).

Variation of Share Capital

The 2024 annual general meeting of shareholders (the “AGM”) of the Company was held on August 13, 2024. At the AGM, the shareholders of the Company adopted the following resolutions with respect to the variation of share capital:

(a)	re-designated all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA) into Class A Ordinary Shares of US$0.00001 each, with each Class A Ordinary Share entitled to one vote;

(b)	re-designated the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA into Class B Ordinary Shares of US$0.00001 each, with each Class B Ordinary Share entitled to 20 votes;

(c)	re-designated 3,996,621,812 authorized but unissued Shares as Class A Ordinary Shares; and

(d)	re-designated 1,000,000,000 authorized but unissued Shares as Class B Ordinary Shares,

Immediately following the AGM, and as a result thereof, the authorized share capital of the Company was varied from US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each to US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each.

Entry into a Material Definitive Agreement with certain institutional investors

On January 24, 2025, we entered into a securities purchase agreement with the institutional investors, pursuant to which we issued and sold i) in a registered direct offering 648,000 Class A Ordinary Shares and pre-funded warrants to purchase up to 393,668 Class A Ordinary Shares (the “Pre-funded Warrants”), and ii) in a concurrent private placement, the common warrants to purchase up to 1,562,502 Class A Ordinary Shares (the “Common Warrants”), which have an exercise price of $4.80 per Class A Ordinary Share, are exercisable immediately as of such date and will expire on January 28, 2030 (the “January 2025 Offering”). The combined offering price for each Class A Ordinary Share and accompanying Common Warrant was $4.80. The closing of the transaction took place on January 27, 2025. The gross proceeds to the Company were approximately $5.0 million before deducting the placement agent’s fees and other offering expenses.

The Class A Ordinary Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-282901), previously filed and declared effective by the SEC on November 8, 2024, the base prospectus filed as part of the registration statement on Form F-3, and the prospectus supplement dated January 27, 2025. The issuance of the Common Warrants described above was exempt from the registration requirements of the Securities Act, pursuant to an exemption provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Joint Venture in Thailand

On December 25, 2024, U SWAP Co., Ltd., signed a cooperation agreement with Ezzy Transporter (Thailand) Company Limited (“Ezzy Transporter”) to establish Greendrive Tech Co. Ltd. (“Greendrive”), a company formed for the purpose of expanding the market for and facilitating the sale of electric vehicles (“EVs”) in Thailand (the “Joint Venture”). Pursuant to the agreement, the parties to the Joint Venture will seek to integrate the Company’s proprietary UOTTA battery-swapping technology into a diversified fleet of vehicles in Thailand, including taxis, ride-sharing vehicles, and multipurpose pickup trucks.

The of the Joint Venture will be on three principal areas of strategic development:

1.	Customization of battery-swapping EVs to meet targeted customer requirements;

2.	Development of a comprehensive battery-swapping ecosystem within the taxi and ride-sharing markets, including vehicle sales, battery-swapping station operations, and end-of-life vehicle recycling initiatives; and

3.	Marketing and distribution of battery-swapping pickup trucks, with an emphasis on building and expanding a robust dealer network throughout Thailand.

Through these complementary activities, the Joint Venture is expected to deliver integrated EV solutions across the entire electric vehicle value chain in the region.

Greendrive’s initial production run is scheduled for completion in 2025 and will consist of approximately 2,000 custom-built sedans and multipurpose pickup trucks equipped with UOTTA technology. The Company also intends to explore future cooperation with other strategic partners to invest in and expand the UOTTA battery-swapping station infrastructure in Thailand, with the objective of supporting the full-scale commercialization of the UOTTA battery-swapping model amid Thailand’s ongoing transition toward electric mobility.

Joint Venture in Portugal

On December 16, 2024, Energy U Limited, entered into a joint venture agreement with UNEX-UNEXMOB MOBILIDADE ELÉTRICA, LDA and Associação Nacional dos Transportes Rodoviários em Automóveis Ligeiros (“ANTRAL”), the national taxi association of Portugal, representing public passenger transport companies operating light vehicles. This joint venture represents a strategic milestone in the Company’s expansion into the European EV market.

The formation of the joint venture follows successful pilot testing of the Company’s UOTTA battery-swapping technology in Portugal. Initial operations are expected to commence with approximately 40 vehicles per battery-swapping station. Full integration of both the vehicle fleet and supporting battery-swapping infrastructure is scheduled to begin in 2025.

The newly formed joint venture will focus on accelerating the adoption of electric mobility in Portugal by establishing an integrated EV ecosystem that incorporates both vehicles and battery-swapping infrastructure. The initiative aims to address key challenges faced by Portuguese taxi operators—specifically, the limited availability of charging infrastructure and concerns regarding battery lifecycle management. The Company’s UOTTA solution is designed to mitigate these challenges while contributing to Portugal’s national decarbonization objectives. The model developed through this joint venture may also serve as a scalable template for potential expansion into other European markets.

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

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.upincar.com/. The information contained on our websites is not a part of this annual report. Our agent for service of process in the United States is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104.

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

Since our commencement of operations in 2013, we have principally engaged in the provision of vehicle sourcing services. We broker sales of vehicles between automobile wholesalers and buyers, including SME dealers and individual customers primarily located in the lower-tier cities in China, which are smaller and less developed than the tier-1 or tier-2 cities. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this annual report, our vehicle sourcing network consisted of approximately 30 wholesalers and 100 SME dealers located in lower-tier cities in China. For fiscal years ended December 31, 2022, 2023 and 2024, our revenues from the sourcing business were RMB4.4 million, RMB1.5 million and RMB0.1 million, which constituted 56.8%, 7.7% and 0.1%, respectively, of our total revenue.

Beginning in 2020, we gradually shifted our focus from the vehicle sourcing business to the development of our proprietary battery-swapping technology, or UOTTA technology. According to Frost & Sullivan, the PRC government will focus on promoting the electrification of commercial vehicles in the next few years, and it is expected that the sales volume of electric commercial vehicles will grow from 218.9 thousand units in 2022 to 431.0 thousand units in 2026 at a compound annual growth rate (“CAGR”) of 18.5% in China, and with the increasing penetration rates of electric commercial vehicles and the expanding battery-swapping infrastructure network, the market size by revenue of battery swapping solutions for electric commercial vehicles is expected to increase from approximately RMB22,097.6 million in 2022 to RMB176,615.1 million in 2026, representing a CAGR of 68.1%. In order to capture the opportunities arising from such growth, our plan is to develop a comprehensive EV battery power solution based on UOTTA technology, which mainly consists of: (i) vehicle-mounted supervisory control units that monitor the real-time status of an EV’s battery packs; (ii) customized vehicle control units (“VCUs”), which upload real-time data of the electric vehicle, such as its battery status, real-time location and safety status, to our data platform, using Bluetooth and/or Wi-Fi technologies; (iii) our data management platform, which collects and synchronizes real-time information of the EVs uploaded by their respective VCUs, as well as information on the availability and locations of compatible UOTTA battery-swapping stations that assist drivers in locating the nearest compatible UOTTA battery-swapping station(s) available when the EV’s battery is determined to be lower than a certain level; and (iv) UOTTA battery-swapping stations designed for precise positioning, rapid disassembly, compact integration and flexible deployment of battery swapping for compatible EVs.

We have established in-house capabilities in the innovation of EV battery-swapping technology. Through our research and development efforts, we are developing an intellectual property portfolio. As of the date of this annual report, we had 46 issued patents and 14 pending patent applications in China. Our research and development team is committed to technology innovation. As of the date of this annual report, our research and development team consisted of 25 personnel and is led by Mr. Rui Wang and Mr. Zhanduo Hao, each of whom has experience of over 20 years in the electric power sector.

In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. According to Frost & Sullivan, compared with passenger EV drivers, drivers of commercial-use EVs experience more range anxiety and are more motivated to shorten, or even eliminate, time spent on recharging EVs, therefore, we intend to primarily focus on developing commercial-use UOTTA-powered EVs, such as ride-hailing passenger EVs, small logistics EVs, light electric trucks, and heavy electric trucks, and their compatible UOTTA battery-swapping stations. As of the date of this annual report, we have entered into cooperating agreements with two major Chinese automobile manufacturers, FAW Jiefang Qingdao Automotive Co., Ltd, and HUBEI TRI-RING Motor Co., Ltd, to jointly develop UOTTA-powered electric trucks. We also have engaged with one battery-swapping station manufacture to jointly develop and manufacture UOTTA battery-swapping stations that are compatible with UOTTA-powered EVs. Our UOTTA battery-swapping stations are designed for precise positioning, rapid disassembly, compact integration and flexible deployment, allowing battery replacement within several minutes. As of the date of this annual report, we realized sales of eleven battery-swapping stations. In August 2021, we completed the construction of our own battery-swapping station factory in Zibo City, Shandong Province (the “Zibo Factory”), which commenced manufacturing UOTTA battery-swapping stations in January 2022. In January 2022, we started operating a battery-swapping station, and in March 2023, we started operating a second battery-swapping station, both in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao. In order to provide a comprehensive battery power solution based on UOTTA technology, we are in the process of developing a data management platform that connects UOTTA-powered EVs and stations, and assists the UOTTA-powered EV drivers in locating the closest compatible UOTTA swapping-stations on their routes. We believe we have made significant progress in entering into the EV market as of the date of this annual report, however, there is no assurance that we will be able to execute our business plan to expand into the EV market as we have planned. For fiscal years ended December 31, 2022, 2023 and 2024, our revenues from the EV business were RMB3.1 million, RMB17.1 million and RMB41.8 million, which constituted 39.2%, 86.3%, and 94.5%, respectively, of our total revenue.

Our Competitive Strengths

A vehicle sourcing network in lower-tier cities in China

We have established a vehicle sourcing network primarily in the lower-tier cities in China, which allows us to distribute vehicles to our customers. We have a deep understanding of the vehicle dealership market and are able to provide services tailored to the changing needs of our consumers. We have built long-term relationships with our suppliers and SME deer customers, who have a strong presence in the lower-tier cities. Through working directly with our suppliers and customers, we are able to better understand and timely address their needs, as well as provide targeted services to them. As of the date of this annual report, we worked with approximately 100 suppliers and 30 SME dealers in the lower-tier cities in China. We have also established strong working relationships with a number of vehicle wholesalers.

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

Develop and manufacture battery-swapping stations for UOTTA-powered EVs

As of the date of this annual report, we have launched two models of UOTTA battery-swapping stations, “Titan” and “Chipbox”, by cooperating with battery-swapping station manufacturers in China. In August 2021, we completed the construction of our Zibo Factory, which commenced manufacturing UOTTA battery-swapping stations in January 2022. The Zibo Factory is located in Zibo City, Shandong Province, with approximately 15,430 square meters of production area. In May 2023, we cancelled our plan to build another factory in Wuhu City because our current production demand can be adequately served by our Zibo Factory. In February 2024, we entered into a share exchange agreement to acquire 26.25% equity shares of MATSON (HONG KONG) INDUSTRY CO., LIMITED, which is a Hong Kong limited liability company engaged in the development of EV battery-swapping technology. Our plan is to promote and expand our products into the Hong Kong market, and such acquisition was in furtherance of this goal.

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

For the fiscal years ended December 31, 2024, 2023, and 2022, we generated revenues of RMB 0.1 million, RMB1.5 million and RMB4.4 million, constituting 0.1%, 7.7% and 56.8% of our total revenue, respectively, from the sourcing business.

Since our inception, we have primarily engaged in the provision of vehicle sourcing services and developed a sourcing network in the lower-tier cities in China, by building relationships with our sourcing partners, including automobile wholesalers on the supply side and SME dealers and individual customers on the demand side. We charge a commission that is calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. For fiscal years ended December 31, 2024, 2023 and 2022, revenues generated from provision of vehicle sourcing services were RMB0.1 million, RMB1.5 million, RMB1.1 million, constituting 0.1%, 7.4% and 58.8% of our total revenue, respectively. We aim to continue expanding our sourcing network, in an effort to provide our customers with a means by which they may acquire vehicles at a reasonable price point. As of the date of this annual report, our sourcing network was comprised of approximately 30 SME dealers and 100 wholesalers.

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

For the fiscal years ended December 31, 2024, 2023 and 2022, we generated revenues of RMB41.8 million, RMB17.1 million and RMB3.1 million, constituting 94.5%, 86.3% and 39.2% of our total revenue, respectively, from our EV business, as the following:

UOTTA-powered EVs: The UOTTA-powered EVs are being jointly developed in cooperation with major automobile manufacturers in China, utilizing our proprietary UOTTA technology that enables efficient battery-swapping for EVs. We intend to primarily focus on commercial-use EVs in the near future. As of the date of the annual report, we have entered into cooperating agreements with two major auto manufactures to jointly develop UOTTA-powered EVs by adapting commercial-use electric vehicles with UOTTA technology. For the fiscal years ended December 31, 2024, 2023 and 2022, we did not generate any revenue from sales of UOTTA-powered EVs.

UOTTA Battery-swapping Stations: Our UOTTA battery-swapping station currently has two models: (i) the Titan model, which is intended for electric heavy trucks; and (ii) the Chipbox model, which is intended for ride-hailing passenger EVs, light electric trucks, and small logistics vehicles. Both models are developed based on our UOTTA technology. In fiscal year 2024, we realized sales of twelve stations in Jilin City, Jilin Province,and one station in Songyuan City, Jinlin Province. In fiscal year 2023, we realized sales of five stations in Quanzhou City, Fujian Province, and one station in Huzhou City, Zhejiang Province. In fiscal year 2022, we realized sales of one station in Huzhou City, Zhejiang Province and one station in Xuchang City, Henan Province, totally generated 3.1 million in revenue.

Battery-swapping Station Operations: In January 2022, we started operating a battery-swapping station in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao, a local gas station operator. In March 2023, we started operating a second battery-swapping station pursuant to the same agreement. For the fiscal years ended December 31, 2024, 2023 and 2022, we generated revenue from battery-swapping services in the amount of RMB2.4 million, RMB1.2 million and RMB0.3 million, which revenue included battery swapping services fee and the station control system upgrading service, constituting 5.4%, 6% and 3.9% of our total revenue, respectively.

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

The following table sets forth the gross merchandise volume (“GMV”) and car units sourced and delivered to our customers by customer type for the fiscal years ended December 31, 2024, 2023 and 2022. For the fiscal year ended December 31, 2024, we sold cars to our SME customers with lower unit price, which led to lower GMV with the increase numbers of units.

	For the year ended December 31
	2024		2023		2022
	GMV	Units	GMV	Units	GMV	Units
	(RMB)		(RMB)		(RMB)
SME dealer customers	302,712	215	1,452,684	22	1,121,947	409
Individual customers	-	-	-	-	52,009	2
Total	302,712	215	1,452,684	22	1,173,956	411

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

Vehicle Sourcing Customers

We provide sourcing services to SME dealers and individual customers primarily located in lower-tier cities in the PRC. Our relationships with our customers are mainly established through prior business dealings and referrals of our existing customers. For fiscal year 2024, we had 4 customers, among which, four were SME dealers and no individual customers. For fiscal year 2023, we had 2 customers, among which, two were SME dealers and no individual customers. For fiscal year 2022, we had 12 customers, among which, 10 were SME dealers and 2 were individual customers.

Four customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2023. Four customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2022.

Vehicle Sourcing Suppliers

We typically source cars from vehicle wholesalers. Occasionally we also source cars directly from auto manufacturers. For the fiscal years ended December 31, 2024, 2023 and 2022, we sourced cars from nil, 2 and 10 suppliers, respectively. Three suppliers accounted for more than 10% of our total sourcing amount for each of the fiscal years ended December 31, 2024, 2023, and 2022.

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

In October 2023, we started to sell two-wheeled UOTTA-powered EVs. We source the vehicles from Wuxi Aide Electric Technology Co., Ltd.. We have engaged two dealers, Yuncheng Xinfengfei Trading Co., Ltd (“Xinfengfei”) and Wuhu Huanyu Automobile Co., Ltd, as regional dealers for our EV products. As of the date of this prospectus, we have sold   about 215 EVs   to Xinfengfei and have generated revenue of nil   from this EV business.

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

In fiscal year 2024, we sold and delivered 12 stations to 2 customers, pursuant to the Station Sales Agreements. In fiscal year 2023, we sold and delivered six stations to four customers, pursuant to the Station Sales Agreements. In fiscal year 2022, we sold and delivered two stations to two customers pursuant to the Station Sales Agreements.

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

Research and Development (R&D)

As of the date of this annual report, our engineering research and development headquarters is in Shanghai, where we have a team of 25 research and development personnel. For the fiscal years ended December 31, 2024, 2023 and 2022, our R&D expenses were RMB3.0 million, RMB2.2 million and RMB9.4 million, which accounted for 6.7% 11.1% and 120.0% of our revenues, respectively.

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

Battery-swapping Stations. We have in-house battery-swapping station design and engineering capabilities, which cover all areas of battery-swapping station design and engineering starting from layout design to operational platform design. Our battery-swapping station engineering group consists of 4 personnel.

Data management platform. We have in-house data management platform design and development capabilities, which cover all areas of online vehicle and user management system and power exchange service order management system. Our data management platform development group consists of 17 personnel.

Servicing and Warranty Terms

Servicing. We provide servicing in relation to the UOTTA-powered battery-swapping stations primarily through our in-house after-sales team, which provides training, repair and maintenance services. We plan to form a service management team, which will be responsible for supervising and management of our after-sales team. Our team will select the location of our service centers primary based on the following criteria: (i) UOTTA-powered EVs and battery-swapping stations density (ii) the number of authorized dealers or service providers of our cooperating auto manufacturers; (iii) labor and operational costs. We established UOTTA authorized service centers in 12 cities in eight provinces as of this annual report. Servicing in relation to the UOTTA-powered EVs will be primarily provided by our cooperating auto manufacturers through certain authorized dealers or service providers, which provide repair and maintenance services.

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

Manufacturing of Battery-swapping Stations

As of the date of this annual report, we have entered into cooperation agreements with four battery-swapping station manufacturers for the joint development and manufacturing of UOTTA battery-swapping stations. The manufacturing process in our own factory is mainly assembly of parts and components procured from our cooperating battery-swapping station manufacturers.

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

Intellectual Property

We have invested heavily in the areas of battery-swapping solution R&D and developed our proprietary UOTTA technology. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, we had 46 issued patents and 18 pending patent applications, 14 registered trademarks and six pending trademark applications in China, and we also held or otherwise had the legal right to use four registered software copyrights and four registered artwork copyrights. Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
PRC	CN202122540404.8	Floating Lock Nut Device for Electric Vehicle Swappable Battery Pack	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121845193.2	Battery Pack Self-Locking Device for Electric Vehicles	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121781707.2	Rooting Device for Electric Vehicle Battery Pack	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121731681.0	Electric Vehicle Battery Pack Capable of Voltage Switching	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121147208.8	A New Energy Heavy Truck Battery-Swapping Unit	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN201921036843.1	A Temporary Storefront with Diverse Application Scenarios	2020-06-09	Utility Model Patent	10 years	Registered
PRC	CN202121688515.7	Locking and Unlocking Device of Swappable Battery Pack for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121686004.1	Swappable Battery Pack Locking Device	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121686020.0	Battery Pack Locking Device for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121096648.5	An Unmanned Vehicle Battery-Swapping Unit	2022-08-30	Utility Model Patent	10 years	Registered
PRC	CN202220774766.5	Battery Pack Swapping Connector	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220697269.X	Double Spring-Limited Battery Pack Locking Mechanism for Electric Vehicles	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220591673.9	Battery Pack Rooting Mechanism with Fault Tolerance	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202121147209.2	A Spreader for Battery-Swapping of New Energy Vehicles	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN202320055606.X	Battery Box Compartment Rack Assembly for Charging Stations	2023-04-25	Utility Model Patent	10 years	Registered
PRC	CN202320136496.X	Battery Box Locking Device for Electric Vehicles	2023-06-13	Utility Model Patent	10 years	Registered
PRC	CN202110907285.7	Flexible Battery Enclosure for Electric Vehicles	2022-09-30	Invention Patent	20 years	Registered
PRC	CN202111349980.2	System for Information Exchange and Battery Swapping between Vehicles and Swap Stations	2023-06-20	Invention Patent	20 years	Registered

PRC	CN202222076850.2	An Unmanned Electric Vehicle Swapping Drone	2022-11-15	Utility Model Patent	10 years	Registered
PRC	CN202222101377.9	An Accurately Positioned Heavy-Duty Electric Vehicle Swapping Station Lifting Device	2023-04-07	Utility Model Patent	10 years	Registered
PRC	CN202222130650.0	A Vehicle-Mounted Battery Pack Base Suitable for Heavy-Duty Trucks	2022-12-13	Utility Model Patent	10 years	Registered
PRC	CN202222227148.1	A New Energy Vehicle Battery Swapping System Powered by Clean Energy Sources	2023-03-24	Utility Model Patent	10 years	Registered
PRC	CN202222519831.2	A Rotatable Heavy-Duty Vehicle Battery Swapping Station Hoist	2023-01-17	Utility Model Patent	10 years	Registered
PRC	CN202222650534.1	An Electric Vehicle Battery Swapping Lock	2023-01-31	Utility Model Patent	10 years	Registered
PRC	CN202223083482.0	Suspension-Type Battery Box Mounting Mechanism	2023-04-18	Utility Model Patent	10 years	Registered
PRC	CN202223131182.5	Quick-Release DC Output Charging Device	2023-03-28	Utility Model Patent	10 years	Registered
PRC	CN202223315209.6	An Exchangeable Battery Pack Exchange Structure	2023-05-09	Utility Model Patent	10 years	Registered
PRC	CN202230617507.7	Quick-Change Battery Pack	2023-01-10	Design Patent	15 years	Registered
PRC	CN202320057020.7	Battery Box Transport Device for Swapping Stations	2023-05-26	Utility Model Patent	10 years	Registered
PRC	CN202320125070.4	Battery Pack Maintenance and Storage Cabinet	2023-06-23	Utility Model Patent	10 years	Registered
PRC	CN202222163173.8	A Mobile Device for Heavy-Duty Battery Swapping Stations	2022-11-22	Utility Model Patent	10 years	Registered
PRC	CN202111348022.3	System and method for monitoring high-capacity lithium-ion batteries	2024-03-19	Invention Patent	20 years	Registered
PRC	CN202330032697.0	Quick-change battery box	2023-11-10	Design Patent	15 years	Registered
PRC	CN202230514295.X	Display screen panel with station control system graphical user interface	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514494.0	Battery exchange mini-program graphical user interface for display screen panel (Uda battery exchange mini-program)	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514294.5	Display screen panel with graphical user interface for software (Uda battery exchange operation management platform SaaS system)	2023-01-13	Design Patent	15 years	Registered
PRC	CN202230346944.X	Station-cloud communication device	2023-01-10	Design Patent	15 years	Registered
PRC	CN202230514504.0	Display screen panel with graphical user interface (Uda battery exchange operation management platform)	2023-01-10	Design Patent	15 years	Registered
PRC	CN202221780227.9	On-board battery exchange device	2022-11-15	Utility Model Patent	10 years	Registered
PRC	ZL202420037870.5	A battery locking and unlocking RGV (Rail-Guided Vehicle)	2024-02-06	Invention Patent	20 years	Registered
PRC	ZL202323085598.2	An intelligent battery swapping station	2024-01-09	Invention Patent	20 year	Registered
PRC	ZL202420037902.1	A battery handling stacker	2024-02-06	Invention Patent	20 year	Registered
PRC	ZL202110835764.2	A fixing and quick-installation mechanism for battery swap boxes	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110835790.5	A fixing mechanism for electric vehicle battery boxes	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110858600.1	A battery box system and output voltage switching method that can switch between multiple voltage levels	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110881386.1	A fastening device for quickly securing battery boxes	2024-05-24	Invention Patent	20 year	Registered

Employees

We had 80, 77 and 105 full-time employees for the fiscal years ended December 31, 2024, 2023 and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of April 1, 2025:

Function	As of April 1, 2025
Executives	4
Research and Development	25
Sales and marketing	5
Operation and Administrative	31
Manufacturing	15
Total number of employees	80

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

Facilities

As of the date of this annual report, we lease all of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease or Own	Lease Expiration Date
Anhui, China	357	Global headquarters	Lease	1/31/2026
Shanghai, China	752	Office	Lease	11/15/2026
Henan, China	385	Office	Lease	3/31/2025
Zibo, China	15,430	Factory	Lease	3/31/2027
Fujian, China	180	Battery Swapping Station	Lease	7/15/2030
Fujian, China	162	Battery Swapping Station	Lease	1/15/2031

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

Insurance

We maintain certain types of insurance to safeguard against risks and unexpected events. For example, we provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for employees. We also maintain employer liability insurance. We are not required to maintain business interruption insurance or product liability insurance in China under PRC laws and do not maintain key person insurance, insurance policies covering damages to network infrastructures or information technology systems, nor any insurance policies for properties. For the fiscal years ended December 31, 2024, 2023, and 2022, we did not file any material insurance claims in relation to our businesses.

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

Youpin was a party in a lawsuit commenced by Anhui Juhu Door and Window Technology Company Limited in February 2023, for its failure to pay rent. Youpin as defendant, was requested to pay RMB2,000 (US$274). Youpin lost both the first and second trials on April 20 and October 30, 2023, respectively. On July 29, 2024, Youpin and Anhui Juhu Door and Window Technology Company Limited entered into a Settlement Agreement, and made the payments described above. As of the date of this annual report, the case has been fully enforced.

ZJ Youguan was a party in a lawsuit commenced by WuYi Transportation Construction, for its failure to repay the loan payables discussed within Note 16. LOAN PAYABLES. ZJ Youguan lost the first trial on March 20, 2023. Based on the agreement by both parties on June 13, 2023, ZJ Youguan reached a settlement with WuYi Transportation Construction that the remaining RMB6,500 (US$890) loan payables and interest RMB850 (US$116) shall be repaid before December 15, 2023. On September 3, 2024, Youpin and Wuyi entered into an Enforcement Settlement Agreement, and have paid the Enforcement Amount. As of the date of this annual report, the Settlement Agreement has been fully enforced and the amount has been fully paid.

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746 (US$376). As of the date of this annual report, Youpin SD has applied for compulsory enforcement and the remaining unpaid amount was RMB2,609 (US$357).

Youpin sued Hainan Gaozhan New Energy Vehicle Company Limited for its failure to refund a deposit of RMB170 (US$243) to Youpin in November 2023. On April 10, 2024, Youpin won the trial. As of the date of this annual report, Youpin has applied for compulsory enforcement.

Youpin was sued by Shanghai Moxin Cultural Media Co., Ltd who claimed that Youpin did not pay for the operating expenses of RMB260 (US$36) on December 4, 2023, and on 23 January 2024, the court issued a civil mediation agreement for mediation and Youpin fully paid the accrued expenses.

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin and Yuan Jinsong for rent and liquidated damages of a total of RMB 1,949 on January 9, 2024. The case has been accepted by the court. On March 21, 2025, the Zhangdian District People’s Court of Zibo City reopened proceedings for the case. Subsequently, on April 8, 2025, the court appointed an independent valuation firm to assess the disputed vehicles’ market value under judicial supervision.

Youxu New Energy Technology (Zibo) Co., Ltd. was sued by an individual, Wang Liqian, for payment of wage difference and heatstroke prevention subsidy for a total of RMB 44.7. Youxu New Energy Technology (Zibo) Co., Ltd. lost the case and appealed to the court on February 6, 2024. On December 30, 2024, Youxu New Energy Technology (Zibo) Co., Ltd. lost the second trial and satisfied all monetary obligations.

SH Youxu was sued by Anhui Lvzhou Technology Co., Ltd. for payment of RMB 322.4 and liquidated damages under a contract, on February 18,2024. Both parties have entered into a settlement agreement as of February 27, 2024. As of the date of this annual report, the settlement agreement has been fully performed.

Youpin was sued by Anhui Lvzhou Technology Co., Ltd. for payment and liquidated damages for a total of RMB 733,268, on February 5, 2024. The case has been accepted by the court and a hearing was held on April 24, 2024. As of the date of this annual report, the settlement agreement has been fully performed.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB 700 and liquidated damages, on January 16, 2024. The initial hearing was held on March 22, 2024. Youpin SD lost the case and appealed to the court on July 25, 2024. On November 8, 2024, the Quanzhou Intermediate People’s Court has revoked the original judgment and remanded the case for retrial.

On December 15, 2022, Youpin and AHYS were sued by Shanghai Pudong New Area People’s Court for illegal deposit absorption with one Youpin’s investor. Youpin and AHYS were required to refund RMB2,300 of the investor’s investment funds and undertake joint and several liability of illegal deposit absorption. On March 12, 2024, Shanghai Pudong New Area People’s Court announce Youpin and AHYS do not need to undertake joint and several liability and just return the RMB2,300 investment funds. As of the date of this annual report, the judgement has been fully performed.

Youxu New Energy Technology (Nanyang) Co., Ltd. sued Nanyang Chengtou Holding Co., Ltd. for dissolution of the defendant and Shanghai Youxu participated in the proceeding as a third party. The plaintiff withdrew the lawsuit on December 14, 2024.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership) and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000, along with overdue payment penalties (calculated based on RMB10,000 at the prevailing one-year Loan Prime Rate (LPR) of banks, calculated from January 1, 2024, to the actual payment date; and the litigation costs. The case commenced on February 20, 2025

Wuhu High-Tech Industrial Development Zone Administrative Committee has issued an Administrative Decision to Youpin on August 29, 2024, which requires Youpin to return a rental subsidy of RMB3,000. Youpin has applied for administrative reconsideration to the Wuhu Municipal People’s Government. A hearing for the case was held on January 9, 2025, and the decision from the reconsideration authority is pending as of the date of this annual report.

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) has sued Youpin SD, AHYS, WFOE and Mr. Jia Li. The plaintiff requests the defendants to repurchase the 13.0435% equity interest in Youpin SD and jointly pay the equity repurchase price of RMB240,000 plus interest (temporarily calculated at RMB78,220). In response, the defendants believe that the plaintiff’s claim is unfounded and that all their contractual obligations have been fulfilled. The defendants will file a counterclaim demanding that the plaintiff transfer the 13.0435% equity interest in Youpin SD to the defendants at a consideration of one yuan. The initial court hearing is scheduled for May 6, 2025.

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

On June 8, 2023, The General Office of the State Council issued the Guiding Opinions on Further Building a High-quality Charging Infrastructure System, according to which, by 2030, a high-quality charging infrastructure system with extensive coverage, moderate scale, reasonable structure and perfect functions shall be built to effectively support the development of the new energy vehicle industry and meet the people’s travel charging needs.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, which became effective on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, a data handler shall file with the State Cyberspace Administration for security assessment via the Province Cyberspace Administration if it transfers data abroad under any of the following circumstances: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) any other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. As advised by our PRC counsel, Guantao Law Firm, since none of our PRC operating entities is a data handler that transfers data abroad under any of the aforementioned circumstances, the operations of the PRC operating entities and our continued listing are not affected by the Measures for the Security Assessment of Outbound Data Transfer.

On September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. The Regulations on Network Data Security Administration became effective on January 1, 2025. As confirmed by our PRC counsel, Guantao Law Firm, since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures and the Regulations on Network Data Security Administration. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulations on Network Data Security Administration.

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

For the fiscal years ended December 31, 2022, 2023 and 2024, our total revenues were RMB7.8 million, RMB19.8 million and RMB44.3 million (US$6.1 million), respectively. The decreased revenue in 2022 was primarily due to that we could not secure enough sales of battery swapping stations in the new market regions because of insufficient business development in those regions in 2022, while most of the sales in established market regions had been completed in 2021. Meanwhile, the COVID-19 resurgence and lockdown measures in the fiscal year of 2022 in China slowed down the construction and installation of our battery swapping stations The increased revenue in 2023 and 2024 was primarily due to the increased product sales of battery swapping stations which had been completed in our established market regions in 2023.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General market conditions

General market conditions affecting our operations include:

●	China’s macroeconomic conditions, the growth of China’s overall auto market, the commercial EV market and the government policy on promoting the electrification of commercial vehicles;

●	penetration rate of EVs and battery-swapping stations in China’s commercial EV market;

●	development, and customer acceptance and demand, of UOTTA-powered EVs and battery-swapping stations; and

●	government policies and regulations on the EV and battery-swapping station industries in China.

Our cooperation with auto manufacturers

As of the date of this report, our UOTTA technology is in the process of being adapted to commercial-use electric vehicles, by cooperating with major auto manufacturers in China. We have entered into cooperating agreements with two car manufacturers to jointly develop the UOTTA-powered EV models. We expect that the expertise and industry know-how of such manufacturers will guide us in our efforts in entering the commercial EV market. We believe that we are able to develop such relationships with these major manufacturers, due to our distinct industry experience, research and development capabilities, and industry reputation.

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

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 32% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

Impact of COVID-19 on our operations

The COVID-19 pandemic has caused a significant impact on the Chinese and global economy from early 2020 to 2022. Until the end of 2022, the PRC government placed significant restrictions on traveling within China, which disrupted operations of many manufacturing facilities along with supply chains. Although we resumed normal business operations in 2022, we experienced certain disruptions on our operations in the fiscal year ended December 31, 2022, because a substantial number of the Small and Medium Enterprise dealers in our sourcing network were negatively impacted in terms of normal operation and business.

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

On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention are gradually reduced. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For fiscal year 2024, the impact of Covid-19 on our business operations was immaterial. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as the length and severity of COVID-19, the potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on our future operations, financial condition, liquidity and results of operations.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	4,428	56.8	1,513	7.7	63	9	0.1
Product sales	3,061	39.3	17,062	86.3	41,819	5,729	94.5
Battery-swapping services	307	3.9	1,189	6.0	1,177	161	2.7
Two-wheeled vehicle battery-swapping services	-	-	-	-	1,231	169	2.7
Total revenues	7,796	100.0	19,764	100.0	44,290	6,068	100.0

We generate revenues from vehicle sourcing services, products sales of battery-swapping stations, battery-swapping services and two-wheeled vehicle battery-swapping services. Battery-swapping services revenues represent the revenues generated from providing battery swapping services for vehicle drivers, and station control system upgrading services for battery-swapping station owners.

Sourcing services

For vehicle sourcing business, we charge our customers for the service we provide in connection with their purchases of vehicles, where we are generally acting as an agent, and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product Sales

We generate revenue from sales of battery swapping stations. We identify the users who purchase battery swapping stations as our customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to our customers.

Battery-swapping services

We generate revenues from providing battery swapping services for vehicle drivers and station control system upgrading services for battery-swapping station owners

Two-wheeled vehicle battery-swapping services

We launched a new business in 2024.By providing battery swap cabinets, two-wheeled vehicle drivers can perform self-service battery swaps. We charge the drivers a certain amount as revenue from the rent of battery.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the total cost of revenues, for the years presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of sourcing services	2,029	39.5	22	0.3	62	8	0.2
Costs of product sales	2,257	43.9	6,124	80.6	31,229	4,279	92.3
Costs of battery-swapping services	793	15.4	1,348	17.8	1,721	236	5.1
Cost of two-wheeled vehicle battery-swapping services	-	-	-	-	584	80	1.7
Other costs	58	1.2	98	1.3	231	31	0.7
Total cost of revenues	5,137	100.0	7,592	100.0	33,827	4,634	100.0

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

Cost of two-wheeled vehicle battery-swapping services mainly include the operator’s expenses.

Other service costs primarily include the taxes and surcharges costs in accordance with PRC laws.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expense	2,041	3.5	2,477	5.0	2,789	382	4.1
General and administrative expenses	37,714	64.0	41,222	84.0	46,910	6,427	68.5
Research and development expenses	9,352	15.9	2,184	4.5	2,985	409	4.4
Loss on impairment of long-lived assets and long-term investment	-	-	1,996	4.1	10,504	1,439	15.3
Allowance for expected credit loss do	9,801	16.6	1,196	2.4	5,264	721	7.7
Total operating expenses	58,908	100.0	49,075	100.0	68,452	9,378	100.0

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

Research and development expenses

Our research and development expenses consist primarily of personnel-related costs directly associated with research and development. Our research and development expenses are related to enhancing and developing UOTTA technology for our existing products and new product development. We expense research and development costs as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our UOTTA-powered EVs and battery-swapping stations development.

Allowance for expected credit loss

Our allowance for expected credit loss primarily consist of the provision of expected credit losses for accounts receivable, advance to suppliers and other current assets after estimating that the collection for the full amount is no longer probable.

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

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. There are currently no withholding taxes in the BVI applicable to these subsidiaries.

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the six months ended June 30, 2023 and 2024, respectively.

PRC

Our subsidiaries in the PRC are subject to Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on March 16, 2007 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an Foreign-invested enterprise (“FIE”) in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in an absolute amount and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The results of operations in any particular period is not indicative of our future trends.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Sourcing services	4,428	56.8	1,513	7.7	63	9	0.1
Product sales	3,061	39.3	17,062	86.3	41,819	5,729	94.5
Battery-swapping services	307	3.9	1,189	6.0	1,177	161	2.7
Two-wheeled vehicle battery-swapping services	-	-	-	-	1,231	169	2.8
Total revenues	7,796	100.0	19,764	100.0	44,290	6,068	100.0
Cost of revenues	(5,137)	(65.9)	(7,592)	(38.4)	(33,827)	(4,634)	(76.4)
Gross profit	2,659	34.1	12,172	61.6	10,463	1,434	23.6

Operating expenses
Selling expenses	(2,041)	(26.2)	(2,477)	(12.5)	(2,789)	(382)	(6.3)
General and administrative expenses	(37,714)	(483.8)	(41,222)	(208.6)	(46,910)	(6,427)	(105.9)
Research and development expenses	(9,352)	(120.0)	(2,184)	(11.1)	(2,985)	(409)	(6.7)
Loss on impairment of long-lived assets and long-term investment	-	-	(1,996)	(10.1)	(10,504)	(1,439)	(23.7)
Allowance for expected loss	(9,801)	(125.7)	(1,196)	(6.1)	(5,264)	(721)	(11.9)
Total operating expenses	(58,908)	(755.7)	(49,075)	(248.3)	(68,452)	(9,378)	(154.6)

Operating loss	(56,249)	(721.6)	(36,903)	(186.7)	(57,989)	(7,944)	(130.9)

Interest income	49	0.6	562	2.8	742	102	1.7
Interest expenses	(764)	(9.8)	(1,860)	(9.4)	(1,402)	(192)	(3.2)
Other income	3,206	41.1	16,927	85.6	5,612	769	12.7
Other expense	(3,904)	(50.1)	(1,579)	(8.0)	(3,325)	(456)	(7.5)
Loss before income tax	(57,662)	(739.8)	(22,853)	(115.7)	(56,362)	(7,721)	(127.3)
Income tax expenses	(5)	(0.1)	(2,613)	(13.2)	-	-	-
Net loss	(57,667)	(739.9)	(25,466)	(128.9)	(56,362)	(7,721)	(127.3)

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues increased by approximately 124.1% from RMB19.8 million for the year ended December 31, 2023 to RMB44.3million (US$6.1 million) for the year ended at December 31, 2024. The increase was primarily due to the increased product sales of battery swapping stations which had been completed in 2024.

Cost of revenues

Our total cost of revenues increased by approximately 345.6% from approximately RMB7.6 million to RMB33.8 million (US$4.6 million) for the years ended December 31, 2023 and 2024, respectively. The increase in 2024 was primarily due to the increased cost of product sales of battery swapping stations in 2024.

Gross Profit

As a result of the factors set out above, our gross profit decreased by approximately 14.0% from RMB12.2 million for the year ended December 31, 2023 to RMB10.5 million (US$1.4 million) for the year ended December 31, 2024. In order to promote the sales of battery swapping stations, we have implemented a price reduction in 2024.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately 12.6% from RMB2.5 million for the year ended December 31, 2023 to RMB2.8 million (US$0.4 million) for the year ended December 31, 2024, primarily attributable to increased sales and marketing expenditures incurred for business expansion initiatives.

General and administrative expenses

Our general and administrative expenses increased by approximately 13.8% from RMB41.2 million for the year ended December 31, 2023 to RMB46.9 million (US$6.4 million) for the year ended December 31, 2024. The increase was primarily driven by increased administrative personnel costs and material consumption associated with the Group’s business expansion.

Research and development expenses

Our research and development expenses significantly increased by approximately 36.6% from RMB2.2 million for the year ended December 31, 2023 to RMB3.0 million (US$0.4 million) for the year ended December 31, 2024, primarily due to the increased UOTTA technology innovation activities related to research and development programs.

Loss on impairment of long-lived assets

The loss on impairment of long-lived assets were recognized as RMB1.9 million and RMB10.5 million (US$1.4 million) for the years ended December 31, 2023 and 2024, respectively, primarily due to the impairment recognized of long-unused production line and the long-term investment impairment due to the deregistration of the investee company.

Allowance for expected loss

The allowance for expected loss were recognized as RMB1.2 million and RMB5.3 million (US$0.7 million) for the years ended December 31, 2023 and 2024, respectively. The increase was primarily due to the increased impact of potential uncollectible amounts for advances to suppliers and other current assets for the year ended December 31, 2024 based on the results of our estimation of collectability with the continued improvement of receivable collection by the management.

Interest income

Our interest income increased from RMB0.6 million for the year ended December 31, 2023 to RMB0.7 million for the year ended December 31, 2024, primarily due to the accrual of interest on other long-term assets.

Interest expenses

Our interest expenses decreased by approximately 24.6% from RMB1.9 million for the year ended December 31, 2023 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2024, primarily attributable to increased expected loss.

Other income

We recorded other income of approximately RMB16.9 million and RMB5.6 million (US$0.8 million) for the years ended December 31, 2023 and 2024, respectively. Other income in the fiscal year 2024 was mainly due to the government grant recognized.

Other expenses

The other expenses increased from RMB1.6 million for the year ended December 31, 2023 to RMB3.3 million (US$0.5 million) for the year ended December 31, 2024, primarily due to the increased investment loss in the fiscal year 2024.

Income tax expenses

We recorded income tax expenses of approximately RMB2.6 million and nil for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the decrease of taxable income generated from operations of our subsidiaries in China.

Net loss

As a result of the foregoing, we incurred a net loss increased by approximately 121.3% from RMB25.5 million to RMB 56.4 million (US$7.7 million) for the years ended December 31, 2023 and 2024, respectively.

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

Allowance for expected loss

The allowance for expected loss were recognized as RMB9.8 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decreased impact of potential uncollectible amounts for advances to suppliers and other current assets for the year ended December 31, 2023 based on the results of our estimation of collectability with the continued improvement of receivable collection by the management.

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

Net loss

As a result of the foregoing, we incurred a net loss decreased by approximately 55.8% from RMB57.7 million to RMB 25.5 million (US$3.6 million) for the years ended December 31, 2022 and 2023, respectively..

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023 and 2024, the Group’s cash and cash equivalents and restricted cash were RMB36,239 and RMB24,674 (US$3,381), respectively, and the Group’s restricted cash were RMB 34,312 and RMB 1,239 (US$170), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10 million, bearing a weighted average interest rate of 6.87% per annum with a term of three years, and was denominated in RMB. As of December 31, 2024, Youxu Zibo had an outstanding bank loan balance of RMB 6.5 million. On December 6, 2024, Youxu Zibo entered into an extension agreement with the bank, under which the remaining principal balance of RMB 6.5 million is repayable in installments, with the final payment due no later than June 3, 2026. The loan carries an annual interest rate of 6.87%, consistent with the original terms.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on proceeds received from its new investors and potential investors. Meanwhile, the Group also believe its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from its new investors and potential investors in 2024, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group used for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

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

The following table sets forth a summary of our cash flows for the years presented:

	For the Years Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(65,442)	(73,170)	(10,025)
Net cash (used)/provided in investing activities	(84,076)	49,093	6,726
Net cash provided by financing activities	179,403	12,958	1,776
Net increase in cash and cash equivalents and restricted cash	29,885	(11,119)	(1,523)
Effects of exchange rate changes	446	(446)	(61)
Cash and cash equivalents and restricted cash, at beginning of year	5,908	36,239	4,965
Cash and cash equivalents and restricted cash, at end of year	36,239	24,674	3,381

Operating Activities

Our net cash used in operating activities increased from RMB65.4 million for the year ended December 31, 2023 to RMB73.2 million (US$10.0 million) for the year ended December 31, 2024. We anticipate optimizing net operating cash outflows through the following initiatives: Accelerated industrial upgrading: In 2024, the Group will significantly scale down loss-making operations while increasing battery swap station delivery speed; Overseas market expansion: The Group plans to develop battery swap station sales and swap network services in Hong Kong, Southeast Asia, and South America. We will maintain investments in R&D and brand marketing to attract customers, which may cause short-term cash flow volatility. However, with business scale expansion and enhanced brand recognition, the operating expense-to-revenue ratio has already improved this year and is projected to decline progressively, thereby further ameliorating net operating cash outflows.

We recorded net cash used in operating activities of approximately RMB 73.2million (US$10.0 million) for the year ended December 31, 2024. The difference between our net loss of approximately RMB7.8 million (US$1.1 million) and the net cash used in operating activities was primarily due to (i) an adjustment of approximately RMB24.5 million (US$3.4 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB3.1 million (US$0.4 million), amortization of right-of-use assets of RMB5.5 million (US$0.8 million), allowance for expected loss of RMB5.3 million (US$0.7 million) ,an impairment of long-term investment of RMB10.5 million (US$1.4 million); (ii) an increase in other current and non-current assets of RMB37.5 million (US$5.1 million) due to the increased loans to third parties; (iii) an increase in amounts due from related parties of RMB1.5 million (US$0.2 million), primarily attributable to increased cash outflows from financial support provided to related parties for their business operations.

Net cash used in operating activities of approximately RMB65.4 million (US$9.2 million) for the year ended December 31, 2023. The difference between our net loss of approximately RMB25.5 million (US$3.6 million) and the net cash used in operating activities was primarily due to (i) an adjustment of approximately RMB11.6 million (US$1.6 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB2.6 million (US$0.4 million), amortization of right-of-use assets of RMB5.7 million (US$0.8 million), a provision of impairment for fixed assets of RMB1.9 million (US$0.3million), allowance for expected loss of RMB1.2 million (US$0.2 million) ,an impairment of long-term investment of RMB0.1 million (US$0.01 million) and investment loss of RMB0.1 million(US$0.01million); (ii) an increase in accounts receivable of RMB14.2 million (US$2.0 million) in relation to providing sourcing services and sales of battery-swapping stations; (ii) an increase in other current assets of RMB21.2 million (US$3.0 million) due to the increased loans to third parties; (iii) an increase in advance to suppliers of RMB3.9 million (US$0.6 million), partially offset by (i) an increase in accrued expenses and other current liabilities of RMB15.1 million (US$2.1 million), (ii) an increase in amount due to related parties of RMB5.2 million (US$0.7 million) and (iii) an increase in lease liabilities of RMB3.5 million (US$0.5 million).

Investing Activities

Net cash provided in investing activities for the year ended December 31, 2024 was RMB49.1 million (US$6.7 million), mainly consisted of the loans repayment from the third parties of RMB16.7 million (US$2.3 million) and repayment of Refundable deposit for investment of RMB33.0 million (US$4.5 million).

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was RMB13.0 million (US$1.8 million), mainly consisted of the proceeds of capital contribution from insurance of ordinary shares of RMB25.9 million (US$3.5 million), and proceeds from short-term bank borrowing of RMB10.2 million (US$1.4 million). On the other hand, the repayment of bank loans during the current year resulted in a reduction of RMB20.1 million (US$2.8 million)in cash flows from financing activities.”

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

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Excange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Short-term bank borrowing	5,000	15,172	2,078
Long-term bank borrowing, current portion	9,500	2,800	384
	14,500	17,972	2,462

During fiscal year 2024, both Shanghai Youxu and Youpin Shandong fully repaid their aggregate short-term bank borrowings of RMB5.0 million originally obtained in 2023. Subsequent to these repayments, Youpin Shandong entered into new one-year short-term bank loans of RMB0.3 million on August 19, 2024, carrying an annual interest rate of 3.95%, followed by an additional RMB0.9 million loan on August 21, 2024, with an annual interest rate of 3.75%. Separately, Shanghai Youxu obtained two one-year short-term bank facilities: RMB10.0 million on August 16, 2024 and RMB 4.0 million on September 29, 2024, both bearing an annual interest rate of 3.45%.

During 2024, Youxu Zibo repaid RMB3.0 million of its bank borrowings from Qishang Bank. On December 6, 2024, the company entered into a renewal agreement with Qishang Bank to extend the remaining RMB6.5 million loan to June 3, 2026, maintaining the original annual interest rate of 6.87%. Under the terms of the extension agreement, Youxu Zibo is required to make four installment payments totaling RMB 2.8 million during the 2025 calendar year.

Contractual Obligations

The following table sets forth the Group’s contractual obligations was as of December 31, 2024:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
Long-term bank borrowings (i)	6,970	955	3,164	3,806	-	-
Short-term bank borrowing	15,522	2,127	15,522	-	-	-
Loans from third parties	4,787	656	4,787
Operating lease liabilities (ii)	7,099	973	2,262	3,274	1,244	319
Payment to Anhui Juhu(iii)	200	27	200
Total	34,578	4,738	25,935	7,080	1,244	319

(i)	The Group’s commitment for long-term bank borrowings and short-term bank borrowings as of December 31, 2024 is discussed in Note 13 BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2024 is discussed in Note 15 LEASES.

(iii)	The Group’s commitment for payable to Anhui Juhu under the other current liabilities as of December 31, 2024 is discussed in Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Off-Balance Sheet Arrangements

From August 2021 to November 2021, Youguan Financial Leasing provided a total of RMB6,985 thousands (US$949 thousands) of guarantees to its four customers who entered into two five-year guarantees, one three-year guarantee and one four-year guarantee. At the end of June 30, 2024, the balance of the guarantees is RMB2,896 thousands (US$398 thousands). As of the date of this report, all these loans are under normal repayment by these four customers.

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

Inventories

Inventories, consisting of raw materials, products available for sale, are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. We recognized RMB0.2 million, nil and nil of inventory impairment for the years ended December 31, 2022, 2023 and 2024, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, equipment, software, and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil, RMB1,896 and RMB4,639 (US$635) of impairment on fixed assets for the years ended December 31, 2022, 2023 and 2024, respectively.

Long-term investments

Our long-term investments mainly include equity investments in entities. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized nil, RMB0.1 million and RMB10.1 million (US$1.4 million) of impairment on long-term investments for the years ended December 31, 2022, 2023 and 2024, respectively.

Leases

We account for lease under ASC Topic 842, Leases. We determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2022, 2023 and 2024. We recorded a loss on lease termination of right-of-use assets of RMB1.8 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2022, 2023 and 2024, respectively.

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

Ms. Bingyi Zhao has served as the chief financial officer and a director of the Company since July 2022. Ms. Zhao has over 10 years of experience in the financial sector. She has served as the chief executive officer of our operative subsidiary, Youpin Automobile Service Group Co., Ltd., since July, 2018. From November 2015 to April 2018, Ms. Zhao was the President of Investment Fund Division at Shanghai Huayue Equity Investment Management Co., Ltd, whose LP is a listed company in Hong Kong. From 2012 to 2014, she served as the general manager at Shanghai Kaihong Petroleum Holding Group, a member of the Shanghai Petroleum and Natural Gas Trading Center. From 2011 to 2012, Ms. Zhao was a senior consultant at the Plain Law Firm. From December 2008 to June 2010, Ms. Zhao worked at HSBC Bank (China) Company Limited. From April 2007 to October 2008, Ms. Zhao worked at Citigroup Data Processing (Shanghai) Co., Ltd. Ms. Zhao obtained her Bachelor’s degree in Finance from East China University of Political Science and Law in 2004.

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

Mr. Jean Christophe von Pfetten (Prof. Pfetten) is an independent director. Prof. Pfetten is an accomplished diplomat and academic, who has served as Chairman of the Institute for East-West Strategic Studies since October 1997, visiting professor at People’s University of China since September 1999, Chairman of Thornehope Limited (HK) since September 2001, and Bye-fellow of Emmanuel College (Cambridge University) since May 2015. He also served as a member of the board of the International Financial Bank (FinInt Italy) for three years from January 2019 to December 2022. Prof. Pfetten is the author of a book entitled “Insights from China: Leadership, Policy and New World Order” published in 2015, and more than thirty articles on Corporate Governance, Political Economics and International relations. He received a Bachelor of Science and a Master of Science (Physics and Chemistry) from the University of Strasbourg in 1988 and 1989, respectively, and a Dipl. Eng. in Geophysics from the Institute de Physique du Globe in 1990.

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

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB1.25 million in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

C. Board Practices

Board of Directors

Our board of directors consists of five (5) directors. Our board of directors has determined that our three independent directors, Ms. Xiaochun Li, Mr. Quanshi Chen, and Mr. Jean Christophe von Pfetten, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Pursuant to our amended and restated memorandum and articles of association, the minimum number of directors shall not be less than three directors. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified.

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

A director’s office shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolved that his office be vacated, or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

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

Audit Committee

Our audit committee will consist of Ms. Xiaochun Li, Mr. Quanshi Chen, and Mr. Jean Christophe von Pfetten. Ms. Xiaochun Li is the chairperson of the audit committee.

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

Compensation Committee

Our compensation committee consists of Ms. Xiaochun Li, Mr. Quanshi Chen, and Mr. Jean Christophe von Pfetten. Ms. Xiaochun Li is the chairperson of the compensation committee.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Xiaochun Li, Mr. Quanshi Chen, and Mr. Jean Christophe von Pfetten. Ms. Xiaochun Li is the chairperson of the nominating and corporate governance committee.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 4,041,312 Class A Ordinary Shares and 378,544 Class B Ordinary Shares outstanding as of the date of this report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers*:
Jia Li(1)		378,544	8.56	65.20
Bingyi Zhao(2)	12,245	-	**	**
Xiaochun Li	-	-	-	-
Quanshi Chen	-	-	-	-
Jean Christophe von Pfetten	-	-	-	-
All directors and executive officers as a group	12,245	378,544	8.84	65.30
5% Shareholders***:
Fortune Light Assets Ltd(3)	209,644		4.74	1.80
U Trend Limited(4)		157,859	3.57	27.19
Upincar Limited(5)		149,435	3.38	25.74
U Create Limited(6)		71,250	1.61	12.27
Lingzhi Zeng (7)	300,000		6.79	2.58

*	Unless otherwise indicated, the business address of each of the individuals is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

**	Less than 1%

***	The principal office of each of the 5% beneficial owners, unless stated otherwise, are located at Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(1)	Includes (i) 157,859 Class B Ordinary Shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Mr. Jia Li; (ii) 149,435 Class B Ordinary Shares held by Upincar Limited, a British Virgin Islands company 100% owned by Mr. Jia Li; and (iii) 71,250 Class B Ordinary Shares held by U Create Limited, a British Virgin Islands company 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(2)	Represents 12,245 Class A Ordinary Shares held by U Battery Limited, a British Virgin Islands company 100% owned by Ms. Bingyi Zhao. The business address of Ms. Bingyi Zhao is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(3)	The address of Fortune Light Assets Ltd is 18 True Tower 31F, Ratchadapisek Road, Huai Khwang, Bangkok 10310, Thailand.

(4)	Represents 10,500 Class A Ordinary Shares and 147,359 Class B Ordinary Shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(5)	Represents 149,435 Class B Ordinary Shares held by Upincar Limited, a British Virgin Islands company 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(6)	Represents 71,250 Class B Ordinary Shares held by U Create Limited, a British Virgin Islands company 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(7)	Represents 300,000 Class A Ordinary Shares held by Lingzhi Zeng. Lingzhi Zeng’s principal office is at Room 301B, No. 49, Lane 1200, Quxi Road, Huangpu District, Shanghai, China.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

For the fiscal years 2024, 2023 and 2022, the related parties that transacted with the Company and their respective relationship to the Company listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”)	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Nammu (Shanghai) Financial Leasing Co., Ltd. (“Shanghai Nanmu”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a)	Amounts due from related parties

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Youche Jingpi(1)	20,200	20,200
Shanghai Youcang(2)	100,000	110,500	100,000	13,700
Bingyi Zhao(3)	-	11,516	535,510	73,365
Jia Li(4)			582,701	79,830
Ke Li(4)			437,958	60,000
Shanghai Nanmu(5)			20,001,000	2,740,126
	120,200	142,216	21,657,170	2,967,020

(1)	Amounts due from Youche Jingpin representing the receivables of Youpin for Youche Jingpin’s rent and corporate service fees in November 2017 and February 2018. As of the date of this annual report, the outstanding balance has been collected.

(2)	Amounts due from Shanghai Youcang as of 2024 representing the advances paid by AHYS to Shanghai Youcang regarding to the equity transfer of 24.11% of Youpin remitted in May 2022. As of the date of the annual report, AHYS has successfully collected the part of its outstanding receivables.

(3)	Amounts due from Bingyi Zhao as of December 31, 2024 representing the advanced paid by Youpin Shandong to Bingyi Zhao for expanding the market. As of the date of the annual report, Youpin Shandong has successfully collected the majority of its outstanding receivables.

(4)	Amounts due from Jia Li and Ke Li as of December 31, 2024 representing the loans paid by Youpin Shandong and Energy U for expanding the market.

(5)	Amounts due from Shanghai Nanmu as of December 31, 2024 representing the loans paid by Shanghai Youchuangneng for researching new software which can help the Group enhance operational efficiency.

(b)	Amounts due to related parties

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Jia Li(1)	228,420	582,192
Bingyi Zhao(2)	22,602	673,071	218,979	30,000
Hangzhou Youyue(3)	-	5,502
Ke Li(4)	-	4,170,000	3,019,704	413,698
	251,022	5,430,765	3,238,683	443,698

(1)	Amounts due to Jia Li as of December 31, 2023 representing the interest-free loan provided by Jia Li to SY Digital Tech for its operation purpose, with an original principal amount of RMB0.6 million (US$0.08 million) and a maturity date of December 31, 2024. As of the date of this annual report, the loan has been fully paid.

(2)	Amounts due to Bingyi Zhao as of December 31, 2024 representing the interest-free loan provided by Bingyi Zhao to SY Digital Tech and Youpin SD for their operation purpose, with an original principal amount of RMB0.7 million (US$0.09 million). As of the date of this annual report, the outstanding balance of this was RMB0.2 million (US$0.03 million).

(3)	Amounts due to Hangzhou Youyue as of December 31, 2021 and 2023 representing the labor costs paid by Hangzhou Youyu on behalf of Liaoning Youguan. The amount has been fully paid during fiscal year 2024.

(4)	Amounts due to Ke Li as of December 31, 2023 representing the interest-free loan provided by Ke Li to SH Youxu with an original principal amount of RMB4.7 million (US$0.6 million). As of the date of this annual report, the outstanding balance of this was RMB3.2 million (US$0.4 million).

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

We do not have any plan to declare or pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 20, 2023 under the symbol “UCAR.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 20, 2023 under the symbol “UCAR.”

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

Variation of Share Capital (August 2024)

The 2024 annual general meeting of shareholders (the “AGM”) of the Company was held on August 13, 2024. At the AGM, the shareholders of the Company adopted the following resolutions with respect to the variation of share capital:

(a)	re-designated all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA) into Class A Ordinary Shares of US$0.00001 each, with each Class A Ordinary Share entitled to one vote;

(b)	re-designated the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA into Class B Ordinary Shares of US$0.00001 each, with each Class B Ordinary Share entitled to 20 votes;

(c)	re-designated 3,996,621,812 authorized but unissued Shares as Class A Ordinary Shares; and

(d)	re-designated 1,000,000,000 authorized but unissued Shares as Class B Ordinary Shares,

Immediately following the AGM, and as a result thereof, the authorized share capital of the Company was varied from US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each to US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded. The Memorandum and Articles of the Company is filed herein as Exhibit 1.1 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

As of the date hereof, the authorized share capital of the Company is US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each. As of the date of this annual report, 4,041,312 Class A Ordinary Shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Foreign Currency Exchange.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Class A Ordinary Shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Regulations for the Corporate Income Tax Law of the People’s Republic of China (Revised in 2024) further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

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

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Class A Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

Material U.S. Federal Income Tax Consequences

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2024, 2023 and 2022, our cash and cash equivalents amounted to and RMB23.4 million (US$3.2million), RMB1.9 million (US$0.3million) and RMB4.9 million (US$0.7 million), respectively. We place our cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality. Historically, deposits in Chinese banks are secure, due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2024, 2023 and 2022 were increases of 0.2%, -0.3% and 1.75%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of the date of this annual report, we used all the proceeds as follows: (i) We paid $2 million to Liberty Asset Management Capital Limited (“Liberty”), pursuant to a “Service Agreement” dated March 31, 2023, for a term of two years, during which time Liberty shall provide business planning and strategic advisory services to the Company. (ii) We paid $6 million to RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED (“Richness”) pursuant to a “Consulting Agreement” dated April 18, 2023, according to which, Richness shall provide intermediatory services to assist the Company allocating and completing an acquisition of a suitable target company. The fee includes a $0.5 million intermediary fee and $5.5 million purchase price to be paid to the target companies. The Consulting Agreement is valid until December 31, 2024, and if Liberty does not complete its contractual obligations, the full amount (including intermediary fees) shall be returned to us, plus a 5% interest. (iii)We paid $5 million to Worthy Credit Limited (“Worthy”), pursuant to an “Entrust Agreement” dated March 31, 2023. Worthy is a registered financing company with financial license in Hong Kong. According to the Entrust Agreement, we entrust Worthy to provide loan services to our customers in Hong Kong. The term of Entrust Agreement is tentatively agreed to end on June 30, 2028, at which time Party A shall return the original capital with interest to us. The remaining of the net proceeds has been applied to day-to-day business operations.

2023 Follow-on Offering

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

2024 Follow-on Offering

In November 2024, we closed a registered follow-on offering pursuant to registration statement on Form F-3, as amended (File Number 333-282901). We raised net proceeds of approximately $4.455 million,  after deducting offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

2025 Registered Direct Offering

On January 24, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 648,000 Class A Ordinary Shares of the Company, par value $0.00001 per share; and (ii) pre-funded warrants to purchase up to 393,668 Class A Ordinary Shares (the “Pre-Funded Warrants”). The Purchasers also received unregistered common warrants to purchase up to 1,562,502 Class A Ordinary Shares (the “Common Warrants”) in a concurrent private placement. The purchase price for each Class A Ordinary Share and accompanying Common Warrant was $4.80 and the purchase price for each Pre-Funded Warrant and accompanying Common Warrant was $4.7999.

The Registered Direct Offering closed on January 27, 2025. The Company received approximately $5,000,000 in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for working capital and general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2024, Our management identified several control deficiencies, which include material weaknesses. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements. We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Xiaochun Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Xiaochun Li satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website: https://ir.upincar.com/corporate.html.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

WWC, P.C., served as our principal independent registered public auditor for the year 2022. For the fiscal years 2023 and 2024, Onestop Assurance PAC was appointed as the Company’s auditor for which audited Consolidated Financial Statements appear in this annual report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by WWC, P.C. and Onestop Assurance PAC, and their respective affiliates for providing audit and other professional services in each of the last three years:

	For the Years Ended December 31,
	2024	2023	2022
Audit fees - Onestop Assurance PAC	$200,000	$187,000	$170,000
Audit fees - WWC, P.C.	-	-	40,000
Total	$200,000	$187,000	$210,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Class A Ordinary Shares and the Trading Market — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards..”

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of U Power Limited, and its operating subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-285126) initially filed with the Securities and Exchange Commission February 21, 2025)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.3	Form of Series A Warrants (incorporated by reference to exhibit 99.4 of our report on Form 6-K filed on December 8, 2023)
2.4	Form of Pre-Funded Warrant to purchase Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by the Company with the SEC on January 28, 2025)
2.5	Form of Common Warrant to purchase Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Form 6-K filed by the Company with the SEC on January 28, 2025)
2.6*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.2	Form of Indemnification Agreements between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.3	English translation of cooperation agreement by and between FAW Jiefang Qingdao Automobile Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., dated September 28, 2021 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.4	English translation of cooperation agreement by and between Dongfeng Liuzhou Motor Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., dated August 28, 2021 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.5	English translation of cooperation agreement by and between Dongfeng HUBEI TRI-RING MOTOR CO., LTD and Youpin Automotive Services (Shanghai) Co., Ltd., dated July 22, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.6	English translation of Capital Increase Agreement dated December 31, 2021, among Youxu New Energy Technology (Zibo) Co., Ltd., Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.7	English translation of Lease Agreement for Factory and Office Building by and between Anhui Juhu Door and Window Technology Co. and Upincar Group Co., Ltd., dated June 16, 2021 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.8	English translation of Lease Agreement of the Zibo Factory dated December 28, 2021 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.9	English translation of Cooperation Agreement (dated June 6, 2021), Memorandum of Agreement (dated December 17, 2021), and Supplemental Agreement (dated August 10, 2022), between Quanzhou Xinao Transportation Energy Development Co. and Shanghai Youxu New Energy Technology Youxu Company (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
4.10	English translation of Investment Agreement on Joint Venture of Huzhou Zheyou New Energy Sales Co., Ltd. by and between Zhejiang Petroleum Comprehensive Energy Sales Co., Ltd. and Youpin Automobile Service Group Co., Ltd., dated April 15, 2022 (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed on August 22, 2023)
4.11	English translation of Corporate Bond Subscription Agreement by and between Zhejiang Youguan Automobile Service Co., Ltd. and Wuyi Transportation Construction Investment Group Co., Ltd., dated September 17, 2020 (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed on August 22, 2023)
4.13	English translation of Project Finance Loan Contract by and between Youxu New Energy Technology (Zibo) Co., Ltd. and Qishang Bank, dated December 13, 2021(incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed on August 22, 2023)

4.14	English translation of Settlement Agreement by and between Zhejiang Youguan Automotive Service Co., Ltd. and WuYi Transportation Construction Investment Group Company Limited, dated June 13, 2023 (incorporated by reference to exhibit 4.17 to our annual report on Form 20-F filed on August 22, 2023)
4.15	English translation of Amendment, dated November 10, 2023, to Capital Increase Agreement (originally dated December 31, 2021) among Youxu New Energy Technology (Zibo) Co., Ltd., Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.16	English translation of Consulting Agreement, between U Power Limited and RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED, dated April 18, 2023 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.17	English translation of Offshore Business Loan Entrustment Agreement between U Power Limited and Worthy Credit Limited, dated March 31, 2023 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.18	Service Agreement between U Power Limited and Liberty Asset Management Capital Limited, dated March 31, 2023 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.19	Form of Securities Purchase Agreement (incorporated by reference to exhibit 99.2 of our report on Form 6-K filed on December 8, 2023)
4.20	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated May 13, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on May 20, 2024)
4.21	Subscription Agreement between U Power Limited and Big Benefit Ltd., dated May 23, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on May 30, 2024)
4.22	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated June 24, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on June 28, 2024)
4.23	Form of the Securities Purchase Agreement, dated January 24, 2025, by and among the Company and the purchasers (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on January 28, 2025)
4.24	Placement Agency Agreement, dated January 24, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on January 28, 2025)
4.25*	Joint Venture Agreement, dated December 25, 2024, by and between U SWAP Co., Ltd. and Ezzy Transporter (Thailand) Co., Ltd.
4.26*	Joint Venture Agreement, dated December 16, 2024, by and among Associação Nacional dos Transportes Rodoviários em Automóveis Ligeiros, Energy U Limited and UNEXMOB MOBILIDADE ELETRICA, LDA
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Form 20-F Form 20 (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guantao Law Firm
15.2*	Consent of Onestop Assurance PAC
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

U Power Limited

	By:	/s/ Jia Li
Jia Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors
Date: May 15, 2025

U POWER LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of U Power Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U Power Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three year period is ended December 31 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the result of its operations and its cash flows for each of the years in the three year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

May 15, 2025

U POWER LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,927	23,435	3,211
Restricted cash		34,312	1,239	170
Accounts receivable	5	15,748	10,374	1,421
Inventories	6	5,439	9,872	1,352
Advance to suppliers	7	10,816	9,466	1,297
Other current assets	8	94,813	29,032	3,977
Amount due from related parties	17	142	21,657	2,967
Total current assets		163,197	105,075	14,395

Non-current assets:
Property, plant and equipment, net	9	11,764	8,656	1,186
Intangible assets, net	10	201	132	18
Operating lease right-of-use assets, net	15	21,656	16,205	2,220
Long-term investments	11	123,367	134,114	18,374
Refundable deposit for investment	12	72,774	39,799	5,452
Other non-current assets	8	36,029	81,733	11,198
Total non-current assets		265,791	280,639	38,448
Total assets		428,988	385,714	52,843

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	13	14,500	17,972	2,462
Accounts payable		10,231	14,307	1,960
Accrued expenses and other liabilities	14	35,231	13,281	1,819
Income tax payables	19	5,201	5,169	708
Advances from customers		2,537	1,086	149
Operating lease liabilities – current	15	1,750	1,843	252
Amount due to related parties	17	5,431	3,239	444
Total current liabilities		74,881	56,897	7,794

Non-current liabilities:
Operating lease liabilities – non-current	15	5,980	4,137	567
Bank borrowings	13	-	3,700	507
Total non-current liabilities		5,980	7,837	1,074
Total liabilities		80,861	64,734	8,868

Commitments and contingencies	22	3,507	-	-

Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; 1,243,140 issued and outstanding as of December 31, 2023) *		-	-	-
Class A Ordinary Shares, $0.00001 par value, 3,999,411,812 Class A Ordinary Shares authorized, 2,790,000 Class A Ordinary Shares issued and outstanding as of December 31, 2024		-	-	-
Class B Ordinary Shares, $0.00001 par value, 1,000,588,188 Class B Ordinary Shares authorized, 588,188 Class B Ordinary Shares issued and outstanding as of December 31, 2024		-	-	-
Additional paid-in capital		479,400	512,568	70,222
Translation reserve		446	-	-
Accumulated deficit		(173,176)	(221,098)	(30,290)
Total U POWER LIMITED’s shareholders’ equity		306,670	291,470	39,932
Non-controlling interests		37,950	29,510	4,043
Total equity		344,620	320,980	43,975
Total liabilities and equity		428,988	385,714	52,843

*	On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorizsed share capital of the Company shall be changed. During fiscal year 2024, the Company had issued 213,504,800 Ordinary Shares. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 3,378,188 as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Net revenues
Product sales		3,061	17,062	41,819	5,729
Sourcing services		4,428	1,513	63	9
Battery-swapping services		307	1,189	2,408	330
Total net revenues		7,796	19,764	44,290	6,068
Cost of revenues		(5,137)	(7,592)	(33,827)	(4,634)
Gross profit		2,659	12,172	10,463	1,434

Operating expenses:
Sales and marketing expenses		(2,041)	(2,477)	(2,789)	(382)
General and administrative expenses		(37,714)	(41,222)	(46,910)	(6,427)
Research and development expenses		(9,352)	(2,184)	(2,985)	(409)
Loss on impairment of long-lived assets and long-term investment		-	(1,996)	(10,504)	(1,439)
Allowance for expected credit losses		(9,801)	(1,196)	(5,264)	(721)
Total operating expenses		(58,908)	(49,075)	(68,452)	(9,378)
Operating loss		(56,249)	(36,903)	(57,989)	(7,944)
Interest income		49	562	742	102
Interest expenses		(764)	(1,860)	(1,402)	(192)
Other income		3,206	16,927	5,612	769
Other expenses		(3,904)	(1,579)	(3,325)	(456)
Loss before income taxes		(57,662)	(22,853)	(56,362)	(7,721)
Income tax expenses	19	(5)	(2,613)	-	-
Net loss		(57,667)	(25,466)	(56,362)	(7,721)
Less: Net loss attributable to non-controlling interests		(11,746)	(6,128)	(8,440)	(1,156)
Net loss attributable to the Company’s shareholders		(45,921)	(19,338)	(47,922)	(6,565)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	21	(91.84)	(15.56)	(16.79)	(2.30)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted	21	500,000	1,243,140	2,854,594	2,854,594
Net loss		(57,667)	(25,466)	(56,362)	(7,721)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		-	446	(446)	(61)
Comprehensive loss		(57,667)	(25,020)	(56,808)	(7,782)

*	On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorizsed share capital of the Company shall be changed. During fiscal year 2024, the Company had issued 213,504,800 Ordinary Shares. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 3,378,188 as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

								Total
	Class A		Class B		Additional			U POWER LIMITED	Non-
	Ordinary shares		Ordinary shares		paid-in	Accumulated	Translation	shareholders’	controlling	Total
	Shares *	Amount	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	500,000	-	-	-	319,775	(107,917)	-	211,858	45,824	257,682
Consolidated net loss	-	-	-	-	-	(45,921)	-	(45,921)	(11,746)	(57,667)
Capital contribution	-	-	-	-	-	-	-	-	5,000	5,000
Balance as of December 31, 2022	500,000	-	-	-	319,775	(153,838)	-	165,937	39,078	205,015
Consolidated net loss	-	-	-	-	-	(19,338)		(19,338)	(6,128)	(25,466)
Issuance of ordinary shares	743,140	-	743,140	-	159,625	-	-	159,625	-	159,625
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	5,000	5,000
Other comprehensive income	-	-	-	-	-	-	446	446	-	446
Balance as of December 31, 2023	1,243,140	-	-	-	479,400	(173,176)	446	306,670	37,950	344,620
Consolidated net loss						(47,922)		(47,922)	(8,440)	(56,362)
Issuance of ordinary shares	1,546,860	-	588,188	-	49,276			49,276		49,276
Investment Refund					(16,108)			(16,108)		(16,108)
Other comprehensive income							(446)	(446)		(446)
Balance as of December 31, 2024 in RMB	2,790,000	-	588,188	-	512,568	(221,098)	-	291,470	29,510	320,980
Balance as of December 31, 2024 in US$		-		-	70,222	(30,290)	-	39,932	4,043	43,975

*	On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorizsed share capital of the Company shall be changed. During fiscal year 2024, the Company had issued 213,504,800 Ordinary Shares. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 3,378,188 as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(57,667)	(25,466)	(56,362)	(7,721)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,093	2,607	3,057	419
Amortization of right-of-use assets	5,611	5,719	5,450	747
Loss on termination of right-of-use assets	1,750	-	-	-
Allowance for expected credit losses	9,801	1,196	5,264	721
Loss on impairment of property, plant and equipment	-	1,896	-	-
Loss on impairment of inventories	180	-	-	-
Loss on impairment of long-term investment	-	100	10,503	1,439
Share of loss in equity method investee	39	94	295	40
Reversal of loss on impairment of Inventories			(79)	(11)

Changes in operating assets and liabilities:
Accounts receivables	(1,424)	(14,168)	3,811	522
Inventories	7,810	107	(4,354)	(596)
Advance to suppliers	61,085	(3,929)	1,499	205
Other current assets	(23,023)	(21,228)	8,174	1,119
Amount due from related parties	84	(22)	(1,514)	(207)
Other non-current assets	-	30	(45,704)	(6,262)
Accounts payables	1,331	(899)	4,076	558
Accrued expenses and other payables	32,160	(15,106)	(1,862)	(255)
Income tax payables	(3)	2,621	(31)	(4)
Advance from customers	(50,420)	(721)	(1,451)	(199)
Amount due to related parties	140	5,180	(2,192)	(300)
Operating lease liabilities	(2,439)	(3,453)	(1,750)	(240)
Net cash used in operating activities	(12,892)	(65,442)	(73,170)	(10,025)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(7,769)	(881)	(10)	(1)
Proceeds from disposal of property, plant and equipment	-	-	130	18
Purchases of intangible assets	(31)	-
Loans received/(provided) from/(to) third parties	(3,859)	(33,255)	16,734	2,293
Received from refundable deposit for investment	2,122	7,409	32,975	4,518
Prepayment	-	(42,599)	-	-
Payment for deferred consideration in relation to investment	-	(3,000)	-	-
Increase in long-term investments	(1,850)	(11,750)	(736)	(102)
Net cash (used in)/ provided by investing activities	(11,387)	(84,076)	49,093	6,726

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by non-controlling shareholders	5,000	5,000
Loans received from a third party	-	15,006
Loans received from long-term bank borrowing	-	-
Proceeds from issuance of ordinary shares	-	156,197	25,873	3,545
Repayments of short-term bank borrowing	-	-
Proceeds from short-term bank borrowing	-	5,000	10,172	1,394
Repayments of long-term bank borrowing	(500)	(500)	(3,000)	(411)
Repayments of loan payable	-	(1,300)	(20,087)	(2,752)
Net cash provided by financing activities	4,500	179,403	12,958	1,776

Net (decrease)/increase in cash and cash equivalents and restricted cash	(19,779)	29,885	(11,119)	(1,523)
Effects of exchange rate changes	-	446	(446)	(61)
Cash and cash equivalents and restricted cash at beginning of year	25,687	5,908	36,239	4,965
Cash and cash equivalents and restricted cash at end of year	5,908	36,239	24,674	3,381

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	6,603	4,698	-	-
Derecognition of right-of-use assets	7,408	-	-	-
Derecognition of lease liabilities	5,658	-	-	-
Issue of share for right-of-use assets	-	3,428	-	-

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

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	54.37%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	70%	Provision of battery swapping stations sales and battery swapping services and two-wheeled vehicle battery-swapping services
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
U SWAP CO LTD(“U SWAP”)	June 13, 2024	Thailand	85%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 24,167 (Before the Share Consolidation, the number is 2,416,667) ordinary shares with net proceeds from the IPO of approximately US$13,000.

(d) Additional shares issued

As of December 2023, the Company, in connection with its additional shares issued in the United States, issued 718,973 (Before the Share Consolidation, the number is 71,897,268) ordinary shares with net proceeds from the additional shares issued of approximately US$9,000.

(e) Consolidation of Ordinary Shares

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of December, 2024, the Company had 213,504,800 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 3,378,188.

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

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, allowance for expected credit loss, the useful lives of property, plant and equipment and intangible assets, contingent liabilities and valuation allowance for deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands and Thailand is US Dollar (“US$”). The functional currency of the Company’s subsidiaries which incorporated in Hong Kong is Hong Kong Dollar (“HK$”). The functional currency of the Company’s subsidiaries which incorporated in PRC is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There was RMB 446 other comprehensive income and RMB 446(US$ 3) other comprehensive loss for the years ended December 31, 2023 and 2024.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024 or at any other rate.

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

(i) Allowance for expected credit loss

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

Based on the result of the Group’s estimation of collectability, the Group recognized RMB1,196 and RMB5,264 (US$ 721) of allowance for expected credit loss for the years ended December 31, 2023 and 2024, respectively.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. There was no inventory impairment recognized for the years ended December 31, 2023 and 2024, respectively.

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

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, software and right-of-use assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized RMB1,896 and nil of impairment on fixed assets for the years ended December 31, 2023 and 2024, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized RMB100 and RMB 10,503 of impairment on long-term investments for the years ended December 31, 2023 and 2024, respectively.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of December 31, 2024, the carrying values of these financial instruments are approximated to their fair values.

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

The following table sets forth a breakdown of the Group’s revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Sourcing services	4,428	56.8	1,513	7.7	63	9	0.1
Product sales	3,061	39.3	17,062	86.3	41,819	5,729	94.5
Battery-swapping services	307	3.9	1,189	6.0	1,177	161	2.7
Two-wheeled vehicle battery-swapping services	-	-	-	-	1,231	169	2.7
Total revenues	7,796	100.0	19,764	100.0	44,290	6,068	100.0

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

Two-wheeled vehicle battery-swapping services

By providing battery swap cabinets, two-wheeled vehicle drivers can perform self-service battery swaps. We charge the drivers a certain amount as revenue from the rent of battery.

The Group charges the battery-swapping services fee for battery providing to its customers based on the service time. The Two-wheeled vehicle Battery-swapping Services recognized revenue by over time.

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs of RMB 386 (US$53) as incurred and classifies these costs under sales and marketing expenses.

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

There was RMB446 other comprehensive income and RMB446(US$61) loss for the years ended December 31, 2023 and 2024.

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

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2023 and 2024. The Group recorded a loss on lease termination of right-of-use assets of nil for the years ended December 31, 2023 and 2024, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2023 and 2024, respectively.

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

The Group recognized RMB 3,507 and nil of commitments and contingencies as of the years ended December 31, 2023 and 2024, respectively.

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

(ab) Recent adopted standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all allowance for expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

(ac) Recent accounting pronouncements

In June 2022, the FASB issued ASU 2023-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

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

3. LIQUIDITY

For the year ended December 31, 2024, the Group reported a net loss of RMB56,362 (US$7,721), negative operating cash flows of RMB73,170 (US$10,025) and accumulated deficit of RMB221,098 (US$30,290). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

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

As of December 31, 2023 and 2024, the Group’s cash and cash equivalents and restricted cash were RMB36,239 and RMB24,674 (US$3,381), respectively, and the Group’s restricted cash were RMB 34,312 and RMB 1,239 (US$170), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on the proceeds received from investors and anticipated increase in cash generated from operations. Meanwhile, on an on-going basis, the Group also has received the financial support commitments from the Company’s key management to enable the Group to meet its other liabilities and commitments. The Group received an additional capital injection of US$4,662. The Group believes its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group will use for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

The management believes that the Group will continue as a going concern in the following 12 months from the date the Group’s 2024 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

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

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2024, approximately RMB36,239 and RMB24,674 (US$3,381) were deposited with financial institutions located in the PRC, respectively, where there is a RMB 500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for expected credit loss consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	15,785	11,975	1,640
Less: allowance for expected credit loss	(37)	(1,601)	(219)
	15,748	10,374	1,421

As of December 31, 2023 and 2024, all accounts receivable were due from third-party customers. There is RMB37 and RMB1,601 (US$219) allowance for expected credit loss recognized as of the years ended December 31, 2023 and 2024, respectively.

The movement of allowance of expected credit loss was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
At the beginning of the year	-	(37)	(5)
Additions	(37)	(1,564)	(214)
At the end of the year	(37)	(1,601)	(219)

6. INVENTORIES

	As of December 31,
	2023	2024
	RMB	RMB	US$
Raw materials	1,784	3,358	460
Low value consumables	41	34	5
Finished goods	3,705	6,492	889
Less: inventory impairment	(91)	(12)	(2)
	5,439	9,872	1,352

The Group recognized nil and nil of impairment of inventory for the years ended December 31, 2023 and 2024, respectively. The impairment is due to the fact that inventory is obsolete and no longer sellable.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Advance to suppliers	19,288	17,789	2,437
Less: Allowance for expected credit losses	(8,472)	(8,323)	(1,140)
	10,816	9,466	1,297

As of the year ended December 31, 2023, the balance of advance to suppliers mainly represented the prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs. As of the year ended December 31, 2024, the balance of advance to suppliers mainly represented the prepayments in relation to the development of vehicle sourcing, and purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	(8,366)	(8,472)	(1,161)
Additional (allowance)/reversal for expected credit losses	(106)	149	21
Balance at the end of the year	(8,472)	(8,323)	(1,140)

8. OTHER CURRENT AND NONCURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Value-added tax recoverable	8,887	8,061	1,104
Loans to third parties (i)	18,827	21,305	2,919
Refund receivable from supplier	2,746	-	-
Prepayment (ii)	42,599	-	-
Deposit in Escrow account (iii)	21,300	-	-
Deposits	1,828	4,590	628
Staff advances	422	708	97
Others	692	705	97
Less: Allowance for expected credit losses	(2,488)	(6,337)	(868)
	94,813	29,032	3,977

(i)

In January 2023, LY New Energy, Youpin, Youxu Zibo and HN Youxu, respectively, entered into an one-year loan agreement signed annually with Shanghai Huazhen Construction Engineering Co., Ltd (“SH Huazhen”), pursuant to which LY New Energy, Youpin, Youxu Zibo and HN Youxu were entitled to borrow a total loan amount of RMB12,560 (US$1,769) with free interest rate for working capital needs of SH Huazhen. As of December 31, 2024, the balance of loans to SH Huazhen is RMB12,774 (US$1,750). SH Huazhen has provided assurances regarding the repayment schedule of the relevant borrowings, committing to fully settle all outstanding liabilities within one year. As of April 30, 2025, Huazhen has repaid RMB 1,000.

In December 2023, Youguan Financial Leasing entered into a one-year loan agreement with Cao Yue, Gong Hua and He Guangquan for revolving loan quota, each quota of RMB2.4 million, pursuant to which Youguan Financial Leasing were entitled to borrow a total loan amount of RMB3,000 with free interest rate. As of this period, the loan balance is RMB992 (US$136).

In May 2023, U Power Limited entered into a one-year loan agreement with BITTO LTD, pursuant to which U Power Limited were entitled to borrow a total loan amount of US$460 with free interest rate for working capital needs of BITTO LTD. Due to the deterioration of the Company’s operating conditions, management has concluded that BITTO LTD no longer possesses the capacity to repay the borrowings. Accordingly, a full impairment loss has been recognized against these borrowings in the current period. Consequently, the balance of loans to BITTO LTD is nil, as of December 31, 2024.

(ii)	On April 18, 2023, the Company entered into a consulting agreement with Richness Fortune Credit (HK) and prepaid for the service and the consideration for the purchase of the target company in the total amount of Six Million Dollars (US$6,000), of which the intermediary fee is US$0.5 million, and the target company is valued at US$5.5 million. In 2024, Richness Fortune Credit (HK) recommended multiple potential investment targets to the Group. However, as these targets failed to meet management’s investment expectations, the Group entered into a supplemental agreement with Richness Fortune Credit (HK) to extend the collaboration period until December 31, 2028. The agreement stipulates the payment of a capital occupancy fee at an agreed-upon rate for the extended period.

(iii)	On December 4, 2023, the Company entered into an Escrow Agreement with an escrow agent named Ortoli Rosenstadt LLP, pursuant to which upon the closing of the Offering, the Company has agreed to deposit an aggregate amount of Three Million Dollars (US$3,000) from the proceeds of the Offering to be received by the Company with the Escrow Agent in an escrow account, to be held and disbursed by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement. The funds deposited in the Escrow Account, as such amount may be released or returned pursuant to the agreement terms. In 2024, according to the investment agreement, the investor withdrew the funds from the custody account.

An analysis of the expected credit losses was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	(1,435)	(2,488)	(343)
Additional allowance charged to expense	(1,053)	(3,849)	(525)
Balance at the end of the year	(2,488)	(6,337)	(868)

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Loans to third parties (iv)	36,029	81,552	11,173
Long-term deferred expenses(v)	-	181	25
	36,029	81,733	11,198

(iv)	On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company provides a loan of $5,000 to Worthy Credit bearing an interest rate of 2% per annual. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in HK. As a result, the Company shall expect to promote its sourcing services, product sales as well as battery-swapping services in HK area. Consequently, the loan is not yet to be granted to any customers due to the fact that the Company’s vehicle product is still at certification stage and there is no contract entered into yet with any dealers or purchasers of battery swapping stations. However, the Group’s first batch of battery swap station equipment has been successfully delivered to Hong Kong, with substantive cooperation established with local enterprises regarding equipment installation and operational management. Consequently, the Group anticipates that the project’s progress will align with initial expectations, and the collaborative business with Worthy Credit is expected to proceed.

In April 2023, the Group entered into a cooperation agreement with Richness Fortune Credit (HK) Company Limited (“Richness”), whereby the Group agreed to provide a $6,000 loan to facilitate Richness’ identification of potential investment targets. However, due to persistent weakness in the primary investment market, the investment opportunities presented by Richness failed to meet management’s expectations, resulting in the funds remaining unutilized. Subsequently, in 2024, the Group and Richness executed an amendment agreement that:

Extends the cooperation term through December 2028; Implements an annual interest charge of $600,000, commencing in 2025.

(v)	On September 11, 2024, Youxu Zibo entered into a design service contract with Shanghai Kunying Technology Co., Ltd. for battery swap station projects. Under the agreement, design service costs are recognized in accordance with the construction progress of the respective battery swap stations. Costs related to uncompleted stations that have not passed final inspection are capitalized as long-term deferred expenses. As of December 31, 2024, the Company had RMB 181,000 in unamortized design fees capitalized under long-term deferred expenses.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Leasehold improvements	754	534	73
Computer and electronic equipment	1,930	2,457	337
Manufacturing equipment	12,501	12,460	1,707
Office equipment	187	288	40
Motor vehicles	3,914	4,367	598
Construction in process	1,056	-	-
	20,342	20,106	2,755
Less: loss of impairment	(1,896)	(1,896)	(260)
Less: accumulated depreciation	(6,682)	(9,554)	(1,309)
	11,764	8,656	1,186

For the years ended December 31, 2023 and 2024, the Group recorded depreciation expenses of RMB2,522 and RMB2,872 (US$393) respectively. There is RMB1,896 of impairment of property, plant and equipment recognized as of the years ended December 31, 2023 and 2024, respectively.

The loss of the impairment was due to the permanent withdrawn of a production line made in 2023.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Total	Total
	RMB	RMB	US$
Net balance as of December 31, 2023	201	201	28
Additions	-	-	-
Amortization expense	(69)	(69)	(10)
Net balance as of December 31, 2024	132	132	18

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB85 and RMB69 (US$9) for the years ended December 31, 2023 and 2024, respectively. No impairment charge was recorded for the years ended December 31, 2023 and 2024, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next two years are as follows:

	RMB	US$
2026	70	10
2027	62	8
	132	18

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	120,000	120,006	16,441
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	3,367	3,121	428
Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”) (iii)	100		-
MATSON (HONG KONG)(iv)	-	20,773	2,846
UNEX EV B.V(v)	-	717	98
Less: impairment on equity investments	(100)	(10,503)	(1,439)
	123,367	134,114	18,374

(i)

In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. In October 2023, the Group entered RMB10,000 into Zibohengxin Investment Partnership, and the Group accounted aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of December 31, 2024. In 2024, the Group made an impairment provision of about RMB10.5 million (US$1.4 million) for this long-term equity investment.

The Fund’s investment strategy is primarily to invest in emerging companies of new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

(ii)	In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital injected of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% as of December 31, 2024. For the year of 2024, the Group recorded an investment loss of RMB246 from the operating result of Huzhou Zheyou. The investment losses have been disclosed in share of loss in equity method investee of consolidated statement of cash flow.

(iii)

The Group entered into an agreement to invest in Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”), and injected capital of RMB100 in November 2022. The Group held an equity interest of 40% and has significant influence on Chengdu Zhibo. For the year of 2024, the Group recognized RMB100 (US$14) of impairment of long-term equity investments. And for the year of 2024, the Group verified the long-term equity investment of Chengdu Zhibo.

(iv)	On February 6, 2024, the Company and Zeng Lingzhi, the sole legal and beneficial owner of Matson, a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company intends to acquire from Matson 3,560 ordinary shares (the “Matson Shares”), which will be issued and allotted by Matson to the Company and represent 26.25% of Matson’s total equity shares (the “Acquisition”). In exchange for the Matson Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company.

(v)

The Group entered into an agreement to invest in UNEX EV B.V, and injected capital of RMB736 in July 2024. The Group held an equity interest of 9% of UNEX EV B.V. And for the year of 2024, the Group verified the long-term equity investment of UNEX EV B.V,

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2023, the Company entered into a term sheet, the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential Transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. As of December 31,2022, the balance of the refundable deposit for investment is RMB80,183, the Company has recovered RMB7,409 of the refundable investment funds in 2023, and the balance of the refundable deposit for investment is RMB72,774 (US$10,250) as of December 31,2023. On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. As of the date of this annual report, the Company has received a refund of RMB32,975 (US$4,518).

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Short-term bank borrowing(i)	5,000	15,172	2,078
Long-term bank borrowing, current portion(ii)	9,500	2,800	384
Long-term bank borrowing, non-current portion(ii)	-	3,700	507
	14,500	21,672	2,969

(i)	During fiscal year 2024, both Shanghai Youxu and Youpin Shandong fully repaid their aggregate short-term bank borrowings of RMB5,000 originally obtained in 2023. Subsequent to these repayments, Youpin Shandong entered into new one-year short-term bank loans of RMB282 on August 19, 2024, carrying an annual interest rate of 3.95%, followed by an additional RMB890 loan on August 21, 2024, with an annual interest rate of 3.75%. Separately, Shanghai Youxu obtained two one-year short-term bank facilities: RMB10,000 on August 16, 2024 and RMB4,000 on September 29, 2024, both bearing an annual interest rate of 3.45% and the initial loan agreement stipulates that Jia Li serves as a co-borrower under this financing arrangement, assuming joint and several liability for repayment obligations.

(ii)	During 2024, Youxu Zibo repaid RMB3,000 of its bank borrowings from Qishang Bank. On December 6, 2024, the company entered into a renewal agreement with Qishang Bank to extend the remaining RMB6,500 loan to June 3, 2026, maintaining the original annual interest rate of 6.87%.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Payroll and welfare payables	5,753	4,856	666
Loans from third parties (iii)	17,819	4,787	656
Payable to Wuyi (i)	5,200	-	-
Payable to Anhui Juhu (iv)	-	200	27
Other payables	662	-	-
Interest payables	1,100	-	-
Customer deposit	334	363	50
Payables for purchase of property, plant and equipment	1,311
Accrued expenses	332	334	46
Deferred consideration in relation to investment (ii)	2,300	2,300	315
Others	420	441	59
	35,231	13,281	1,819

(i)	The payable to Wuyi is discussed in Note 16 - Loan payables.

(ii)	In June 2021, AHYS and Youpin entered into an equity transfer agreement (“the Agreement”) with Ningbo Tuowei Equity Investment Partnership (Limited Partnership) (“Ningbo Tuowei”), the shareholder who owned 0.5533% share equity of Youpin. pursuant to which Ningbo Tuowei is entitled to transfer its all 0.5533% share equity of Youpin for a total consideration of RMB6,000 to AHYS. As of December 31, 2024, the outstanding balance of this deferred consideration in relation to investment is RMB2,300 (US$315), refer to Note 23- Subsequent events.

(iii)	As of February 29, 2024, all loan from third parties are classified as current liabilities, as they mature within one year. The outstanding interest payable on these borrowings amounts to approximately RMB 200

(iii)	In February 2023, Youpin was sued by Anhui Juhu Doors & Windows Technology Co., Ltd. for alleged unpaid rent amounting to RMB3,245 (approximately $457). As defendant, Youpin reached a settlement agreement on July 29, 2024, which established the final payable amount at RMB2,000. As at 31 December 2024, the Group had RMB 200 of litigation payments remaining to be paid. Consequently, the Company has reclassified this obligation from commitments and contingencies to accrued expenses and other liabilities in the consolidated financial statements.

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance lease for the years ended December 31, 2023 and 2024. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Operating lease right-of-use assets, net	21,656	16,205	2,220
Operating lease liabilities, current	1,750	1,843	252
Operating lease liabilities, non-current	5,980	4,137	567
Weighted average remaining lease terms	3.56 years	3.22 years
Weighted average discount rate	4.36%	4.64%

Cashflow information related to leases consists of the following:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Right-of-use assets obtained in exchange for new operating lease liabilities	4,698	-	-
Derecognition of right-of use-assets	-	-	-
Derecognition of lease liabilities	-	-	-

Future lease payments under operating leases as of December 31, 2024 were as follows:

As of December 31, 2024
RMB
FY2025	2,075
FY2026	1,860
FY2027	1,143
FY2028	714
FY2029	426
FY2030	293
Total future lease payment	6,511
less: imputed interest	(531)
Represent value of future lease payments(1)	5,980

(1)	Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB1,843 (US$252) and RMB4,137 (US$567) for the year ended December 31, 2024, respectively.

17. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Financial Leasing Co., Ltd(“Nanmu”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a)	Amounts due from related parties

	As of December 31,
	2023	2024
	RMB	RMB	US$
Nanmu (Shanghai) Financial Leasing Co., Ltd	-	20,001	2,740
Jia Li	-	583	80
Ke Li	-	438	60
Youche Jingpi	20	-	-
Shanghai Youcang	111	100	14
Bingyi Zhao	11	535	73
	142	21,657	2,967

(b)	Amounts due to related parties

	As of December 31,
	2023	2024
	RMB	RMB	US$
Li Ke	4,170	3,020	414
Jia Li	582	-	-
Bingyi Zhao	673	219	30
Hangzhou Youyue	6	-	-
	5,431	3,239	444

18. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB 2,535 (US$357) and RMB 2,529 (US$346) for the years ended December 31, 2023 and 2024, respectively.

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

British Virgin Islands

Subsidiaries British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2023 and 2024.

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

As of December 31, 2024, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	Years ended December 31,
	2023	2024
	RMB	RMB	US$
Non-PRC	(3,610)	(14,742)	(2,019)
PRC	(19,243)	(41,620)	(5,702)
	(22,853)	(56,362)	(7,721)

The following table presents the composition of income tax expenses for the years ended December 31, 2023 and 2024:

	Years ended December 31,
	2023	2024
	RMB	RMB	US$
Current income tax expense	(2,613)	-	-
Deferred income tax expense	-	-	-
	(2,613)	-	-

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	Years ended December 31,
	2023	2024
	RMB	RMB	US$
Loss before provision for income taxes	(22,853)	(56,362)	(7,721)
Income tax benefit computed at an applicable tax rate of 25%	(5,713)	(14,091)	(1,930)
The effect of different tax rate	-	659	90
Change in valuation allowance	3,100	13,432	1,840
	(2,613)	-	-

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	2023	2024
	RMB	RMB	US$
Deferred tax assets:
Current and prior year tax losses	32,051	45,483	6,231
Total deferred tax assets	32,051	45,483	6,231
Less: valuation allowance	(32,051)	(45,483)	(6,231)
Deferred tax assets, net	-	-	-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

As of December 31, 2023 and 2024, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined that it was more likely than not that the benefits of the deferred tax assets will not be realized due to their recurring losses.

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

As of December 31, 2024, net operating tax loss carry forwards in PRC is expected to expire as follows:

	As of December 31, 2024
	RMB	US$
Net Operating Tax Loss Carry Forward:
2025	12,820	1,756
2026	11,465	1,571
2027	39,695	5,438
2028	26,870	3,681
2029	62,872	8,613
	153,722	21,059

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2023 and 2024.

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the years ended December 31, 2023 and 2024, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB585,991 and RMB818,712 (US$112,163) as of December 31, 2023 and 2024, respectively.

21. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Numerator:
Net loss	(25,466)	(56,362)	(7,721)
Less: net loss attributable to noncontrolling interest	(6,128)	(8,440)	(1,156)
Net loss attributable to the Company’s shareholders	(19,338)	(47,922)	(6,565)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	1,243,140	2,854,594	2,854,594

Basic and diluted earnings per share:	(15.56)	(16.79)	(2.30)

22. COMMITMENTS AND CONTINGENCIES

Commitments

The assets pledged as collaterals for loans of the Group is discussed in Note 13 BANK BORROWINGS.

The following table sets forth the Group’s contractual obligations as of December 31, 2024:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
Long-term bank borrowings (i)	6,970	955	3,164	3,806	-	-
Short-term bank borrowing	15,522	2,127	15,522	-	-	-
Operating lease liabilities (ii)	7,099	973	2,262	3,274	1,244	319
Payable to Anhui Juhu (iii)	200	27	200	-	-	-
Loans from third parties	4,787	656	4,787	-	-	-
Total	34,578	4,738	25,935	7,080	1,244	319

(i)	The Group’s commitment for long-term bank borrowings and short-term bank borrowings as of December 31, 2024 is discussed in Note 13 BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2024 is discussed in Note 15 LEASES.

(iii)	The Group’s commitment for payable to Anhui Juhu under the other current liabilities as of December 31, 2024 is discussed in Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole.

On July 1, 2021, Youpin Automobile Service Group Co., Ltd. ("Youpin") signed an Investment Contract with the Wuhu High-Tech Industrial Development Zone Management Committee (the "Committee") for a new energy vehicle industrial cluster project. Youpin set up Wuhu Youxu New Energy Technology Co., Ltd. as the project company, and the Committee agreed to provide financial subsidies. On October 15, 2021, the Committee paid the first-year rental subsidy (RMB 3 million) to the project company. However, because Youpin and the project company failed to meet operational targets, the Committee issued an Administrative Decision on August 29, 2024, demanded youpin to repay the RMB 3 million subsidy.

The Group reckon that the investment contract does not qualify as an administrative agreement, and defendant lacks authority to issue administrative decisions based on it. Youpin Group maintains that its non-compliance with the Investment Contract terms resulted from uncontrollable external factors, specifically the original landlord's failure to vacate the premises as scheduled coupled with the disruptive effects of the COVID-19 pandemic, both of which constitute force majeure circumstances. As of the reporting date, the court has not yet rendered a final judgment on this case. Accordingly, the Group considers the ultimate outcome of this litigation to be subject to significant uncertainty.

The defendants in this case are Quanzhou Youyi Dianhuan Network Technology Co., Ltd., Youpin Automobile Service (Shandong) Co., Ltd., and Shanghai Youxu New Energy Technology Co., Ltd. The plaintiff, Quanzhou Meibiao Youxin Automobile Sales Service Co., Ltd., filed the following claims: (1) payment of RMB 700,000 for battery costs plus interest on delayed payment (calculated at 1.5 times the LPR from the filing date until full payment); and (2) coverage of all litigation fees by the defendants. The Quanzhou Fengze District People's Court accepted the case, which was heard on March 22, 2024. On April 10, 2024, both parties conducted additional online cross-examination of supplementary evidence. On July 10, 2024, the court ruled in favor of the plaintiff, ordering Shandong Youpin to pay the battery costs and interest. On July 25, 2024, Shandong Youpin appealed to the Quanzhou Intermediate People's Court. On November 8, 2024, the intermediate court revoked the original judgment and remanded the case for retrial, pending court scheduling

Guarantees

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB2,003(US$274).

23. SUBSEQUENT EVENTS

The Group evaluated all events that occurred up to the date of this report and determined that no events that would have required adjustment or disclosure in the consolidated financial statements except the following:

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746 (US$376). As of the date of this annual report, Youpin SD has applied for compulsory enforcement and the remaining unpaid amount was RMB2,609 (US$357).

Youpin sued Hainan Gaozhan New Energy Vehicle Company Limited for its failure to refund a deposit of RMB170 (US$243) to Youpin in November 2023. On April 10, 2024, Youpin won the trial. As of the date of this report, Youpin has applied for compulsory enforcement.

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin and Yuan Jinsong for rent and liquidated damages of a total of RMB1,949, on January 9, 2024. The case has been accepted by the court. On March 21, 2025, the Zhangdian District People’s Court of Zibo City reopened proceedings for the case. Subsequently, on April 8, 2025, the court appointed an independent valuation firm to assess the disputed vehicles’ market value under judicial supervision.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700 and liquidated damages, on January 16, 2024. The initial hearing was held on March 22, 2024. Youpin SD lost the case and appealed to the court on July 25, 2024. On November 8, 2024, the Quanzhou Intermediate People’s Court has revoked the original judgment and remanded the case for retrial.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership) and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000, along with overdue payment penalties (calculated based on RMB10,000 at the prevailing one-year Loan Prime Rate (LPR) of banks, calculated from January 1, 2024, to the actual payment date; and the litigation costs. The case commenced on February 20, 2025.

Wuhu High-Tech Industrial Development Zone Administrative Committee has issued an Administrative Decision to Youpin on August 29, 2024, which requires Youpin to return a rental subsidy of RMB3,000. Youpin has applied for administrative reconsideration to the Wuhu Municipal People’s Government. A hearing for the case was held on January 9, 2025, and the decision from the reconsideration authority is pending as of the date of this annual report.

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) has sued Youpin SD, AHYS, WFOE and Mr. Jia Li. The plaintiff requests the defendants to repurchase the 13.0435% equity interest in Youpin SD and jointly pay the equity repurchase price of RMB240,000 plus interest (temporarily calculated at RMB78,220). In response, the defendants believe that the plaintiff’s claim is unfounded and that all their contractual obligations have been fulfilled. The defendants will file a counterclaim demanding that the plaintiff transfer the 13.0435% equity interest in Youpin SD to the defendants at a consideration of one yuan. The initial court hearing is scheduled for May 6, 2025.

On January 27, 2025, after giving further effect to the offering (which includes the issuance and sale of 648,000 Class A Ordinary Shares and Pre-funded Warrants to purchase up to an aggregate of 393,668 Class A Ordinary Shares), the Group have been received approximately US$4,662.

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