Form 20-F
period 2025-12-31
U Power Ltd
filed 2026-05-15
CIK 1939780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 460,344 Class A Ordinary Shares, par value $0.0001 per share, and 36,805 Class B Ordinary Shares, par value $0.0001 per share, as of December 31, 2025, giving effect to the April 2026 Share Consolidation as described herein.

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

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“AHYS” are to Anhui Yousheng New Energy Co., Ltd., a limited liability company established pursuant to PRC laws on May 16, 2013, which is controlled by WFOE (as defined below) with 100% equity ownership;

●	“BVI” are to the British Virgin Islands;

●	“China” and the “PRC” are to the People’s Republic of China;

●	“CD Youyineng” are to Chengdu Youyineng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on October 29, 2020, and is wholly owned by AHYS;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, par value US$0.0001 per share;

●	“EV” are to electric vehicle;

●	“Group” are to the Company and its subsidiaries, collectively;

●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

●	“ISO” are to a series of quality management and quality assurance standards published by International Organization for Standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“our PRC subsidiaries” or “PRC operating subsidiaries” are, collectively, to AHYS and its subsidiaries, including CD Youyineng, SH Youteng (defined below), SH Youxu (defined below), Youpin (defined below), Youpin SD (defined below), and their respective subsidiaries;

●	“Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SH Youteng” are to Shanghai Youteng Automobile Service Co., Ltd., a limited liability company established pursuant to PRC laws on November 3, 2020, and AHYS holds 70% of its equity interests;

●	“SH Youxu” are to Shanghai Youxu New Energy Technology Co., Ltd., a limited liability company established pursuant to PRC laws on March 22, 2021, and AHYS holds 70% of its equity interests;

●	“SME dealers” are to small and medium sized vehicle dealers;

●	“UK” are to the United Kingdom, made up of England, Scotland, Wales and Northern Ireland;

●	“U.S.,” “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

●	“we,” “us,” “Company,” “our” and “Upincar” are to U Power Limited, the Cayman Islands holding company, and its predecessor entity and its subsidiaries, as the context requires;

●	“WFOE” are to our wholly owned Chinese subsidiary, Shandong Yousheng New Energy Technology Development Co., Ltd., a limited liability company established pursuant to PRC laws on January 27, 2022;

●	“Youpin” are to Youpin Automobile Service Group Co., Ltd., a limited liability company established pursuant to PRC laws on July 18, 2013, and AHYS holds 54.37% of its equity interests; and

●	“Youpin SD” are to Youpin Automobile Service (Shandong) Co., Ltd., a limited liability company established pursuant to PRC laws on June 30, 2020, and AHYS holds 87% of its equity interests.

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

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected April 1, 2026, when the Company implemented a 1-for-10 reverse share split (the “April 2026 Share Consolidation”).

This annual report contains translations of RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$Exchange Rate	2023	2024	2025
At the end of the year – RMB	RMB7.0999 to $1.00	RMB7.2993 to $1.00	RMB7.0288 to $1.00
Average rate for the year – RMB	RMB7.0896 to $1.00	RMB7.1933 to $1.00	RMB7.0288 to $1.00

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to: You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our clients, business partners and third-parties;

●	the trends in, expected growth in and market size of the automobile sourcing industry, and the electric vehicle industry in China;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in China;

●	the future development of COVID-19 and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

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

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Since 2021, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. The Regulations on Network Data Security Administration became effective on January 1, 2025. On October 28, 2025, the Standing Committee of the National People’s Congress adopted a decision to amend the Cybersecurity Law of the People’s Republic of China. This revision significantly raises the maximum thresholds for financial penalties for violations, establishes a legal framework for the security governance of new technologies such as artificial intelligence, and further strengthens the security protection responsibilities and extraterritorial application of the law for network operators, particularly platforms. The amended law became effective on January 1, 2026. As confirmed by our PRC counsel, Guantao Law Firm, since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures and the Regulations on Network Data Security Administration. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulations on Network Data Security Administration. In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinion, the newly revised-Monopoly Law that was promulgated on June 24, 2022, and became effective on August 1,2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately; however Existing Issuers will be required to file with the CSRC for any subsequent offerings. Our PRC counsel, Guantao Law Firm, advised us that, since we obtained approval from both the U.S. Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market LLC (“Nasdaq”) to issue and list our shares on the Nasdaq Capital Market prior to March 31, 2023, and closed our initial public offering on April 24, 2023, we were not required to complete the filing procedures with the CSRC for our initial public offering immediately pursuant to the Trial Measures. In the event that filings with the CSRC are required with respect to subsequent offerings, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completed filings or approvals or other compliance procedures fulfilled would not be later rescinded. Any such failure could subject us to sanctions by the CSRC or other PRC regulatory authorities. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

Our PRC counsel, Guantao Law Firm, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China, such as business licenses and auto dealer filings. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in non-compliance and materially change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

Approvals from the PRC Authorities to Conduct Our Operations

Our PRC counsel, Guantao Law Firm, has advised us that, as of the date of this annual report, we and our PRC subsidiaries have received from the PRC authorities all requisite licenses, permissions, or approvals that are required and material for conducting our operations in China, such as business licenses and auto dealer filings. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in non-compliance and materially change in our operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

Dividends and Distributions

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. As of the date of this annual report, (1) the Company transferred approximately $5.89 million and $4.88 million to a subsidiary, Energy U Limited, in fiscal years 2025 and 2024, respectively, and no other cash transfers or transfers of other assets have occurred among the Company and its subsidiaries during such periods, and (2) the Company and its subsidiaries have not made any dividends or distributions to investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As of the date of this annual report, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, or investors.

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

Cash dividends, if any, on our Class A Ordinary Shares, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by WFOE, Shandong Yousheng New Energy Technology Development Co., Ltd, to its two direct Hong Kong holding companies. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate if and when our PRC subsidiaries plan to declare and pay dividends to our Hong Kong subsidiaries.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed the Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. Our former auditor, Onestop Assurance PAC (“Onestop”), was replaced by HHL LLP (“HHL”) on July 31, 2025. HHL, a PCAOB-registered public accounting firm headquartered in New York, was subsequently dismissed and replaced by HCL, PLLC (“HCL”) as our independent registered public accounting firm, effective January 13, 2026. Our current auditor, HCL, and our former auditors, HHL and Onestop, are subject to oversight by the PCAOB, which entity conducts regular inspections to assess compliance with applicable professional standards. Onestop has been inspected by the PCAOB on a regular basis, as required by U.S. law. Our current auditor, HCL, is headquartered at 1415 W 37th Street, Suite 200, Chicago, IL 60609, and expects to be inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, we have not been affected by the HFCAA and the related regulations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. There is a risk that our auditor cannot be inspected by the PCAOB in the future, and if the PCAOB determines that it cannot inspect or fully investigate our auditor for two consecutive years, our securities will be prohibited from trading on a national exchange or over-the-counter under the HFCAA, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. Key Information — D. Risk Factors —Risk Factors — Risks Relating to Doing Business in China — The Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

Our Corporate History

Our subsidiary, AHYS, a limited liability company established pursuant to PRC laws on May 16, 2013, operates through the following subsidiaries:

(1).	Youpin, which was established on July 18, 2013 and AHYS holds 54.37% of its equity interest. Youpin has the following subsidiaries:

a.	Liaoning Youguan New Energy Technology Co., Ltd. (“LY New Energy”), which was established on November 8, 2019, and is wholly owned by Youpin.

b.	Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech”), which was established on November 13, 2015, and is wholly owned by Youpin.

c.	Youguan Financial Leasing (China) Co., Ltd., which was established on February 27, 2017 and is wholly owned by Youpin;

(2).	CD Youyineng, which was established on October 29, 2020 and is wholly owned by AHYS;

(3).	SH Youteng, which was established on November 3, 2020 and AHYS holds 70% of its equity interest;

(4).	SH Youxu, which was established on March 22, 2021 and AHYS holds 70% of its equity interest. SH Youxu has the following subsidiaries:

a.	Quanzhou Youyi Power Exchange Network Technology Co., Ltd., which was established on June 29, 2021 and is wholly owned by SH Youxu;

b.	Youxu (Xiamen) Power Exchange Network Technology Co., Ltd., which was established on August 10, 2021 and is wholly owned by SH Youxu;

c.	Wuhu Youxu New Energy Technology Co., Ltd., which was established on November 12, 2021 and is wholly owned by SH Youxu;

d.	Henan Youxu New Energy Technology Co., Ltd., which was established on December 1, 2022 and SH Youxu owns 80% of its equity interest;

e.	Youxu New Energy Technology (Nanyang) Co., Ltd., which was established on March 14, 2023 and SH Youxu owns 70% of its equity interest;

f.	Shanghai Younengke New Energy Technology Co., Ltd., which was established on July 11, 2025 and is wholly owned by SH Youxu; and

g.	Youxu New Energy Technology (Jilin) Co., Ltd., which was established on January 22, 2026 and is wholly owned by SH Youxu.

(5).	Youpin SD, which was established on June 30, 2020 and AHYS holds 86.96% of its equity interest. Youpin SD has the following subsidiaries:

a.	Youxu New Energy Technology (Zibo) Co., Ltd., which was established on July 29, 2021 and Youpin SD owns 98.0392% of its equity interest.

b.	Zibo Hengxin Investment Partnership Enterprise (Limited Partnership), which was established on November 2, 2020 and Youpin SD owns 99.0099% of its equity interest.

(6).	U SWAP Co., Ltd., which was established on June 13, 2024 and AHYS owns 85% of its equity interest. U SWAP Co., Ltd has the following subsidiary:

a.	Greendrive Tech Co., Ltd., which was established on March 5, 2025, and is owned 70% by USWAP Co., Ltd. and 30% by Ezzy Transporter (Thailand) Company Limited.

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

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	On December 25, 2024, U SWAP Co., Ltd., signed a cooperation agreement with Ezzy Transporter (Thailand) Company Limited to establish Greendrive Tech Co. Ltd in Thailand. On March 5, 2025, Greendrive Tech Co., Ltd. was incorporated in Thailand. As of the date of this annual report, Swap Co Ltd. holds a 70% equity interest in Greendrive Tech Co. Ltd. and Ezzy Transporter (Thailand) Company Limited holds the remaining 30% equity interest. See “Item 4. Information on the Company — A. History and Development of the Company — Joint Venture in Thailand.”

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

Risks Relating to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably (see page 11 of this annual report);

●	Substantial uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us (see page 12 of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see page 12 of this annual report);

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection (see page 13 of this annual report);

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions (see page 18 of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see page 21 of this annual report);

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 23 of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment (see page 23 of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors (see page 24 of this annual report);

●	The HFCAA and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor (see page 25 of this annual report); and

●	Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results (see page 26 of this annual report); and

●	Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern (see page 28 of this annual report);

●	We have limited operating history in an emerging and fast-growing market, and our historical financial and operating performance may not be indicative of our future prospects and results of operations (see page 28 of this annual report);

●	We face intense competition and may not be able to compete effectively (see page 29 of this annual report);

●	We may not be able to effectively manage our growth, control expenses or implement business strategies, any of which events may cause our PRC subsidiaries to be unable to provide services or deliver products with premium quality or compete effectively (see page 30 of this annual report);

●	Any harm to our brands or reputation or any damage to the reputation of the third parties with whom we collaborate or failure to enhance brand recognition could have a material adverse effect on our results of operations and growth prospects (see page 30 of this annual report);

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see page 31 of this annual report);

●	Some of our patent applications on UOTTA technology are currently pending, we cannot assure you that such patents will be approved, and we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business, results of operations, financial condition and prospects (see page 32 of this annual report);

●	Any significant disruption in our IT systems, including events beyond our control, or disruptions in our business partners’ IT systems, could have a material and adverse effect on our business and financial condition (see page 33 of this annual report);

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected (see page 34 of this annual report);

●	Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry, the EV industry or the battery-swapping station sector (see page 35 of this annual report); and

●	The seasonality of the automobile industry impacts our operating results (see page 36 of this annual report).

Risks Related to Our Vehicle Sourcing Business

Risks and uncertainties related to our vehicle sourcing business, but are not limited to, the following:

●	Our vehicle sourcing network is crucial to the success of our vehicle sourcing business; if we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our vehicle sourcing business, financial condition and prospects would be adversely affected (see page 38 of this annual report);

●	The commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations (see page 39 of this annual report);

●	We face intense competition in the sourcing market and may not be able to compete effectively (see page 39 of this annual report);

●	Uncertainties relating to the growth of the Chinese automotive markets in general could adversely affect our sourcing business and results of operations (see page 39 of this annual report);

●	Our business is sensitive to changes in the prices of new and used vehicles (see page 40 of this annual report); and

●	We rely on third-party carriers to transport vehicles to our customers, and they are subject to associated business risks and costs and with those of the transportation industry, generally, many of which risks and costs would be out of our control (see page 40 of this annual report).

Risks Related to UOTTA-powered EV and Battery-Swapping Station Business

Risks and uncertainties related to our UOTTA-powered EV and Battery-Swapping Station business include, but are not limited to, the following:

●	We may encounter difficulties in entering into the EV market, which may materially and adversely affect our growth and business prospects (see page 40 of this annual report);

●	Our future growth is dependent upon the demand for, and upon consumers’ willingness to adapt to, EVs and battery-swapping stations as a power solution (see page 41 of this annual report);

●	Our success depends on our ability to successfully develop, market and sell UOTTA-powered EVs and battery-swapping stations (see page 42 of this annual report);

●	If UOTTA-powered EVs and battery-swapping stations do not meet the expectations of customers and users, our business, financial condition and competitive position will be materially and adversely affected (see page 42 of this annual report);

●	We may encounter difficulty promoting and marketing UOTTA-powered EVs and battery-swapping stations because of the lack of unified industry standards on EV batteries (see page 42 of this annual report);

●	Our reliance on third parties for manufacturing UOTTA-powered commercial-use EVs and battery-swapping stations increases the risk that the supply of our products may become limited or interrupted or may not be of satisfactory quality and quantity (see page 43 of this annual report);

●	If we fail to comply with regulatory requirements, our business could be adversely affected (see page 44 of this annual report);

●	We may fail to maintain our strategic partnerships with auto manufacturers to jointly develop UOTTA-powered EVs (see page 44 of this annual report);

●	We depend on third parties for the supply of components and parts to manufacture battery-swapping stations (see page 44 of this annual report);

●	We could experience cost increases or disruptions in supply of raw materials or other components used in the manufacturing of battery-swapping stations (see page 45 of this annual report);

●	Adverse conditions affecting one or more of our cooperating automobile manufacturers, battery-swapping station manufacturers and suppliers may negatively impact our business, financial condition and prospects (see page 45 of this annual report);

●	The UOTTA-powered EVs we jointly develop with cooperating automobile manufacturers are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results (see page 46 of this annual report);

●	The construction and operation of our battery-swapping station manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits (see page 46 of this annual report);

●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs, domestically produced vehicles or battery-swapping stations could have a material adverse effect on our business, financial condition and prospects (see page 46 of this annual report).

Risks Related to Our Class A Ordinary Shares and the Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	An active trading market for our Class A Ordinary Shares may not develop or sustain, and the trading price for our Class A Ordinary Shares may fluctuate significantly (see page 47 of this annual report);

●	The trading price of our Class A Ordinary Shares has been, and is likely to continue to be, volatile, which could result in substantial losses to investors (see page 47 of this annual report);

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (see page 48 of this annual report);

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price (see page 49 of this annual report);

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment (see page 49 of this annual report);

●	We incur substantially increased costs as a public company (see page 50 of this annual report);

●	If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets (see page 51 of this annual report);

●	Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance (see page 51 of this annual report); and

●	Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares (see page 52 of this annual report).

Risks Related to Our Capital Structure

Risks and uncertainties related to our Capital Structure, but are not limited to, the following:

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares (see page 52 of this annual report); and

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial (see page 52 of this annual report).

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

We believe, in consultation with our PRC counsel, Guantao Law Firm, that we have none of the aforesaid factors in our business, and given that: (i) we have not been informed that we are an operator of critical information infrastructure by any governmental authorities; (ii) we do not possess the personal information of more than one million users; and (iii) the type and nature of the personal information we gather is of relatively low national security significance. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If a cybersecurity review is required, we will actively cooperate with the CAC to conduct such cybersecurity review. According to our PRC counsel, any failure to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, collection, transfer, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation or result in investigations, fines, or other penalties by government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from a follow-on offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and any consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who are subject to SAFE regulations fail to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions; the newly revised Anti-Monopoly Law was promulgated on June 24, 2022, and became effective on August 1, 2022.), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately; however, Existing Issuers will be required to file with the CSRC for any subsequent offerings. Our PRC counsel, Guantao Law Firm, advised us that, since we obtained approval from both the SEC and Nasdaq to issue and list our shares on the Nasdaq Capital Market prior to March 31, 2023, and closed our initial public offering on April 24, 2023, we were not required to complete the filing procedures with the CSRC for our initial public offering immediately pursuant to the Overseas Listing Trial Measures. In the event that filings with the CSRC are required with respect to subsequent offerings, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completed filings or approvals or other compliance procedures fulfilled would not be later rescinded. Any such failure could subject us to sanctions by the CSRC or other PRC regulatory authorities.

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

Our former auditor, Onestop, was replaced by HHL on July 31, 2025. HHL, a PCAOB-registered public accounting firm headquartered in New York, was subsequently dismissed and replaced by HCL as our independent registered public accounting firm, effective January 13, 2026. Our current auditor, HCL, and our former auditors, HHL and Onestop, are subject to oversight by the PCAOB, which conducts regular inspections to assess compliance with applicable professional standards. Our current auditor, HCL, is headquartered at 1415 W 37th Street, Suite 200, Chicago, IL 60609, and expects to be inspected by the PCAOB on a regular basis, as required by U.S. law. As of the date of this annual report, we have not been affected by the HFCAA and related regulations.. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

Moreover, recently, the war in Ukraine and sanctions on Russia have increased the uncertainties in the relations between China and the United States, and tensions between these two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The impacts of the war in Ukraine and sanctions on Russia to our business are very limited because the operating subsidiaries do not source their raw materials from the European Union, Russia, or Ukraine and can seek alternative suppliers to their current suppliers in China without undue cost or effort. The prices of main raw materials used in the products were stable in fiscal years 2024 and 2025. However, the existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions in China and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

As discussed in “Note 3” to the consolidated financial statements to this annual report, we have suffered significant losses from operations, resulting in a material decrease in working capital that raises substantial doubt about our ability to continue as a going concern. For the year ended December 31, 2025, we reported a net loss of RMB80.5 million, negative operating cash flows of RMB69.9 million and an accumulated deficit of RMB289.8 million.

Our auditor, HCL, has indicated in its report on our financial statements for the fiscal year ended December 31, 2025 that there is substantial doubt as to our ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. Such a substantial doubt could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, we were not profitable, and we did not generate positive cash flows from operations.

We recorded net losses of RMB80.5 million, RMB56.4 million and RMB25.5 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. In addition, we had negative cash flows from operating activities of RMB69.9 million, RMB73.2 million and RMB65.4 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. We have made significant up-front investments in research and development, dealer networking and sales and marketing to rapidly develop and expand our business. We anticipate that we will continue to invest significantly in research and development, and sales and marketing, and potentially in production capacity expansion, to further develop and expand our business. The aforementioned investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or may incur substantial losses for a number of reasons, including a lack of demand for our PRC subsidiaries’ products and services, increasing competition, challenging macro-economic environment, residual negative impacts on our operations due to COVID-19, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows, as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of operations, which may limit our business growth and adversely affect our financial condition and results of operations.

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

As of the date of this annual report, we have 51 issued patents and 18 pending patent applications in China. For our pending applications, we cannot assure you that we will be granted patents pursuant to such pending applications. Even if our patent applications succeed and we are issued patents in accordance, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to theirs. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

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

As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new products and service offerings, increasing sales and marketing expenditures to improve brand awareness and engage car buyers through expanded channels, enhancing our PRC subsidiaries’ operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in additional equity or debt financing to secure additional funds. However, additional funds may not be available when needed, on terms that are acceptable, or at all. Repayment of any such debt may divert a substantial portion of cash flow to repay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer as a result of any default and foreclosure on assets pledged to secure any such financing, if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act  and the rules and regulations of the Nasdaq Stock Market. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, and while we remain an “emerging growth company”, as such term is defined under the JOBS Act, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. In the course of preparing our financial statements for the year ended December 31, 2025, we identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A Ordinary Shares may not be able to remain listed on the Nasdaq Capital Market.

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

Our business, financial condition and results of operations may be adversely affected by COVID-19.

For the fiscal year ended December 31, 2022, due to the impact of the COVID-19 pandemic, we had postponed some of our projects, experienced instability in the supply chain, as well as cancellations of sales orders, all of which had negatively impacted our results of operations in fiscal year 2022. On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention were gradually reduced. For the fiscal years ended December 31, 2023, 2024 and 2025, as the Chinese economy experienced slow and gradual recovery from the COVID-19 pandemic, our business was not materially impacted by COVID-19.

However, the occurrence of such outbreaks in the future may disrupt our operations, and the operations of our customers and suppliers if the development of such an outbreak becomes more severe resulting in a tightening of restrictions and regulations on businesses. If we or our customers and suppliers are forced to close their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of supplies and/or services by our suppliers, or termination of our orders and contracts by our customers, thereby causing our business and financial performance to be adversely affected.

Risks Relating to Our Vehicle Sourcing Business

Our vehicle sourcing network is crucial to the success of our vehicle sourcing business; if we fail to further develop or maintain our business relationships with sourcing partners at a sustainable cost, or at all, our vehicle sourcing business, financial condition and prospects would be adversely affected.

We have established a vehicle sourcing network and we believe such network allows us to access the commercial-use EV market primarily in the lower-tier cities in China.

We closely collaborate with vehicle sourcing partners in the sourcing business. As China is a large and diverse market, business practices may vary significantly by region. Experience in the markets in which our PRC subsidiaries currently operate may not be applicable in other parts of China. If we determine to expand into new geographical markets in China, such efforts may impose considerable burdens on sales, marketing and general managerial resources. If we are unable to manage such expansion efforts effectively, if expansion efforts take longer than planned, or if the costs for these efforts exceed expectations, our results of operations may be adversely affected.

Our relationships with our sourcing partners are not exclusive, and there can be no assurance that we will be able to maintain our relationships with our sourcing partners. A decrease in partner participation, or deterioration in relationships with any such partners, could adversely affect our vehicle sourcing business, financial condition and results of operations.

The commissions from our sourcing services may decline in the future, and any material decrease in such commissions could harm our business, financial condition and results of operations.

The commissions we charge SME dealers and individual vehicle buyers could be affected by a variety of factors, including the competitive landscape of the automotive sourcing industry, regulatory requirements, and our strategic plan to expand into the EV battery-swapping market. In fiscal year 2023, 2024 and 2025, the revenue from the sourcing business constituted 7.7%, 0.1% and 2.7%, respectively, of our total revenue.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in the initial public offering and follow-on offerings are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the any applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

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

We incur substantially increased costs as a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. Such It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and our decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel (the “Hearings Panel”) to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Hearings Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Given that our Class A Ordinary Shares have experienced price volatility, there is a risk with our market value falling below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

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

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to one hundred (100) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

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

On June 13, 2024, U SWAP CO., LTD. was incorporated in Thailand under the Civil and Commercial Code, which is 15% owned by Mr. Ke Zhang and 85% owned by Energy U limited, as of the date of this annual report.

Entry into two Material Definitive Agreements with Fortune Light Assets Ltd. (May 2024)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On May 13, 2024, we entered into a subscription agreement with Fortune Light Assets Ltd. (“FLA”). Pursuant to the subscription agreement, FLA agreed to subscribe for and purchase, and the Company agreed to issue and sell to FLA, pursuant to Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act, an aggregate of 209,644 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88. The closing of the transaction took place on June 15, 2024. Pursuant to the subscription agreement, FLA is entitled to the following: (i) one demand registration with respect to the 209,644 ordinary shares (which demand registration right terminated on the six-month anniversary of the execution date of the subscription agreement); and (ii) the right to purchase of up to 492,611 additional ordinary shares of the Company at a per share price of $6.09 for a total purchase price of up to $3,000,000.99, pursuant to an agreement to be in customary form reasonably acceptable to the parties, and such right to purchase additional shares will terminate on the two-year anniversary of the execution date of the subscription agreement.

On June 24, 2024, we entered into a subscription agreement with FLA. Pursuant to the subscription agreement, FLA agreed to subscribe for and purchase, and the Company agreed to issue and sell to FLA, pursuant to Regulation S , an aggregate of 209,644 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88. The closing of the transaction took place on July 3, 2024. Pursuant to the subscription agreement, FLA is entitled to the following: (i) one demand registration with respect to the 209,644 ordinary shares (which demand registration right expired on the six-month anniversary of the execution date of the subscription agreement); and (ii) the right to purchase of up to 164,204 additional ordinary shares of the Company at a per share price of $6.09 for a total purchase price of up to $1,000,002.36, pursuant to an agreement to be in customary form reasonably acceptable to the parties, and such right to purchase additional shares will terminate on the two-year anniversary of the execution date of the subscription agreement.

Entry into a Material Definitive Agreements with Big Benefit Ltd. (May 2024)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On May 23, 2024, we entered into a subscription agreement with Big Benefit Ltd. (“BBL”). Pursuant to the subscription agreement, BBL agreed to subscribe for and purchase, and the Company agreed to issue and sell to BBL, pursuant to Regulation S, an aggregate of 419,289 ordinary shares of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per ordinary share, for an aggregate purchase price of $2,000,008.53.

The closing of the transaction took place on June 10, 2024. BBL was entitled to one demand registration with respect to the 419,289 ordinary shares (which demand registration right expired on the six-month anniversary of the execution date of the subscription agreement).

Joint Venture in Thailand (December 2024)

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

The Joint Venture will undertake the three following principal areas of strategic development:

1.	Customization of battery-swapping EVs to meet targeted customer requirements;

2.	Development of a comprehensive battery-swapping ecosystem within the taxi and ride-sharing markets, including vehicle sales, battery-swapping station operations, and end-of-life vehicle recycling initiatives; and

3.	Marketing and distribution of battery-swapping pick-up trucks, with an emphasis on building and expanding a robust dealer network throughout Thailand.

Through these complementary activities, the Joint Venture is expected to deliver integrated EV solutions across the entire electric vehicle value chain in the region.

Greendrive’s initial production run is scheduled for completion in 2026 and will consist of approximately 2,000 custom-built sedans and multipurpose pickup trucks equipped with UOTTA technology. The Company also intends to explore future cooperation opportunities with other strategic partners to invest in and expand the UOTTA battery-swapping station infrastructure in Thailand, with the objective of supporting the full-scale commercialization of the UOTTA battery-swapping model amid Thailand’s ongoing transition toward electric mobility.

Variation of Share Capital

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

The 2024 annual general meeting of shareholders (the “AGM”) of the Company was held on August 13, 2024. At the AGM, the shareholders of the Company adopted the following resolutions with respect to the variation of share capital:

(a)	re-designated all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA) into Class A ordinary shares of US$0.00001 each, with each Class A ordinary share of US$0.00001 each entitled to one vote;

(b)	re-designated the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA into Class B ordinary shares of US$0.00001 each, with each Class B ordinary share of US$0.00001 each entitled to 20 votes;

(c)	re-designated 3,996,621,812 authorized but unissued Shares as Class A ordinary shares of US$0.00001 each; and

(d)	re-designated 1,000,000,000 authorized but unissued Shares as Class B ordinary shares of US$0.00001 each,

Immediately following the AGM, and as a result thereof, the authorized share capital of the Company was varied from US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each to US$50,000 divided into 3,999,411,812 Class A ordinary shares of a par value of US$0.00001 each, and 1,000,588,188 Class B ordinary shares of a par value of US$0.00001 each.

Entry into a Material Definitive Agreement with certain institutional investors (January 2025)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On January 24, 2025, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we issued and sold i) in a registered direct offering 648,000 Class A ordinary shares of US$0.00001 each and pre-funded warrants to purchase up to 393,668 Class A ordinary shares of US$0.00001 each (the “January 24, 2025 Pre-funded Warrants”), and ii) in a concurrent private placement, common warrants to purchase up to 1,562,502 Class A ordinary shares of US$0.00001 each (the “January 24, 2025 Common Warrants”), which have an exercise price of $4.80 per Class A ordinary share of US$0.00001 each, are exercisable immediately as of such date and will expire on January 28, 2030 (the “January 2025 Offering”). The combined offering price for each Class A ordinary share of US$0.00001 each and accompanying January 24, 2025 Common Warrant was $4.80. The closing of the transaction took place on January 27, 2025. The gross proceeds to the Company were approximately $5.0 million before deducting the placement agent’s fees and other offering expenses.

The Class A ordinary shares of US$0.00001 each, the January 24, 2025 Pre-Funded Warrants and the Class A ordinary shares of US$0.00001 each underlying the January 24, 2025 Pre-funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-282901), previously filed and declared effective by the SEC on November 8, 2024, the base prospectus filed as part of the registration statement on Form F-3, and the prospectus supplement dated January 24, 2025. The issuance of the January 24, 2025 Common Warrants described above was exempt from the registration requirements of the Securities Act, pursuant to an exemption provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Entry Into a Material Definitive Agreement with Certain Institutional Investors (July 2025)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On July 24, 2025, we entered into a securities purchase agreement (the “July 2025 SPA”) with certain institutional investors, pursuant to which we issued and sold (i) in a registered direct offering 445,000 Class A ordinary shares of the Company, par value $0.00001 per share, and certain pre-funded warrants to purchase up to 106,628 Class A ordinary shares of the Company, par value $0.00001 per share, and (ii) in a concurrent private placement, certain common warrants to purchase up to 551,628 Class A ordinary shares of the Company, par value $0.00001 per share, which common warrants have an exercise price of $2.50 per Class A ordinary share of the Company, par value $0.00001 per share, are exercisable immediately and will expire on July 24, 2030. The combined offering price for each Class A ordinary share of the Company, par value $0.00001 per share, and accompanying common warrant was $2.50. The closing of the transaction took place on July 25, 2025. The gross proceeds to the Company were approximately $1.38 million before deducting the placement agent’s fees and other offering expenses.

The Class A ordinary shares, the pre-funded warrants and the Class A ordinary shares underlying the pre-funded warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-282901), previously filed and declared effective by the SEC on November 8, 2024, the base prospectus filed as part of the registration statement on Form F-3, and the prospectus supplement dated July 24, 2025. The issuance of the common warrants described above was exempt from the registration requirements of the Securities Act, pursuant to an exemption provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Entry into Material Agreements with Maxim Group LLC and an institutional investor (December 2025)

On December 1, 2025, we entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, as the sole placement agent, and a securities purchase agreement (the “December 2025 SPA”) with an institutional investor, pursuant to which the Company received US$2,013,600 in consideration for the issuance of a series of senior secured promissory notes (collectively, the “2025 Senior Secured Promissory Notes”) in the original aggregate principal amount of US$2,517,000 to the institutional investor.

The 2025 Senior Secured Promissory Notes were issued with twenty percent (20%) original issue discount, and bear no interest unless an event of default occurs, and are due and payable by the Company on the maturity date of March 1, 2026. Any principal or other amounts due under the December 2025 SPA and the 2025 Senior Secured Promissory Notes that are not paid when due (excluding amounts already accruing interest at the default rate established therefor under the 2025 Senior Secured Promissory Notes) will incur a late charge equal to 18% per annum from the due date until fully paid.

Additionally, on December 1, 2025, the institutional investor and certain subsidiaries of the Company (collectively, the “Pledgors”), entered into a pledge agreement (the “Pledge Agreement”), pursuant to which the Pledgors pledged their respective interests in Ordinary Shares of the Company and other related collateral (collectively, the “Pledged Collateral”) to the investor, to secure the prompt payment and performance of all obligations under the 2025 Senior Secured Promissory Notes, the December 2025 SPA, and related transaction documents. Concurrently therewith, the Company, the Pledgors, and the institutional investor entered into an equity interest control agreement to perfect the security interest pledged in the Pledged Collateral pursuant to the Pledge Agreement.

In accordance with the terms of the Senior Secured Promissory Notes, in the event of any delay in the repayment of principal, the Company shall pay to Maxim Group LLC a late charge at a rate equal to 18% per annum, calculated from the applicable due date until such amount is fully paid.

The securities described above were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. The investor is an accredited investor that purchased the securities as an investment in a private placement that did not involve a general solicitation.

Change of Voting Power (December 2025)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

At the 2025 annual general meeting of the Company held on December 5, 2025, the shareholders of the Company approved three resolutions (i) authorizing the increase of the voting power of the Class B ordinary shares from twenty (20) to one hundred (100) votes per share; (ii) adopting a third amended and restated memorandum and articles of association; and (iii) authorizing the following conditional share consolidations:

(A) on a date when the closing market price per Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable, each 10 ordinary shares of a par value of US$0.00001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “First Share Consolidation”);

(B) subsequently following the First Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.0001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable, each 20 ordinary shares of a par value of US$0.0001 each be consolidated into 1 (one) ordinary share of a par value of US$0.002 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 19,997,059.06 Class A ordinary shares of a par value of US$0.002 each, and 5,002,940.94 Class B ordinary shares of a par value of US$0.002 each (the “Second Share Consolidation”);

(C) subsequently following the Second Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.002 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.002 each be consolidated into 1 (one) ordinary share of a par value of US$0.04 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 999,852.953 Class A ordinary shares of a par value of US$0.04 each, and 250,147.047 Class B ordinary shares of a par value of US$0.04 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”); and

(D) all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from each of the Share Consolidations will be rounded up to the whole number of shares.

Warrant Exchange and Cancellation Agreement with SABBY VOLATILITY WARRANT MASTER FUND LTD. (March 2026)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On March 18, 2026, we entered into a Warrant Exchange and Cancellation Agreement (the “Exchange Agreement”) with SABBY VOLATILITY WARRANT MASTER FUND LTD. (the “Holder”), pursuant to which the Holder agreed to the full surrender and cancellation of 551,628 ordinary share purchase warrants previously issued to the Holder on July 25, 2025 (the “Cancelled Warrants”). Upon such cancellation, all rights under the Cancelled Warrants, including the price reset mechanisms set forth in Section 3(b) thereof, were terminated and are of no further force or effect.

In exchange for the cancellation of the Cancelled Warrants, the Company agreed to issue 3,000,000 Class A ordinary shares of the Company, par value $0.00001 per share, to the Holder (the “Exchange Shares”).

The exchange of the Cancelled Warrants for the Exchange Shares was made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act. No commission or other remuneration was paid or given, directly or indirectly, for soliciting such exchange.

As of the date of this annual report, all the Exchange Shares were issued to the Holder.

Follow-on Offering (March 2026)

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On March 20, 2026, the Company closed its underwritten follow-on offering (the “March 2026 Offering”) of 13,360,000 units (each, a “Unit,” and, collectively, the “Units”), with each Unit consisting of (i) one Class A ordinary share, par value $0.00001 per share , and (ii) one Class A warrant to purchase one Class A ordinary share, par value $0.00001 per share, (each, a “Class A Warrant,” and, collectively, the “Class A Warrants”), at a public offering price of $0.449 per Unit, for aggregate gross proceeds to the Company of approximately $6 million, before deducting underwriting discounts and offering expenses payable by the Company. The Units, the Class A ordinary shares, par value $0.00001 per share, the Class A Warrants, and the shares underlying the Class A Warrants are collectively referred to herein as the “March 2026 Securities.” The Company also granted the underwriter an over-allotment option exercisable for up to forty-five (45) days after the date of the March 2026 Offering, which permits the underwriter to purchase a maximum of 2,004,000 additional Class A ordinary shares, par value $0.00001 per share, and/or 2,004,000 additional Class A Warrants to purchase Class A ordinary shares, par value $0.00001 per share. On March 19, 2026, the underwriter partially exercised its over-allotment option to purchase 1,890,000 Class A Warrants.

The Class A Warrants have a one-year term, are immediately exercisable after issuance, and had an initial exercise price of $0449 per Class A ordinary share, par value $0.00001 per share. On the 2nd and 5th trading day following the closing of the March 2026 Offering, the exercise price of the Class A Warrants was reduced to 70% and 50% of the initial exercise price, or $0.3143 and $0.2245 per Class A ordinary share, par value $0.00001 per share, respectively. Upon each adjustment to the exercise price for the Class A Warrants, the number of issuable shares underlying the Class A Warrants were proportionally increased so that so that after such adjustment the aggregate exercise price of the Class A Warrants remained the same. The Class A Warrants also provide for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Class A Warrant, without payment of additional consideration.

The March 2026 Securities were offered pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-294161), which was initially filed with the SEC on March 10, 2026 and declared effective by the SEC on March 18, 2026.

The March 2026 Offering was conducted pursuant to an underwriting agreement, dated March 19, 2026, by and between the Company and Maxim Group LLC, as the sole book-running manager in connection with the March 2026 Offering. Underwriting discounts equaled 7% of the gross proceeds of the March 2026 Offering, and the Company also agreed to reimburse Maxim Group LLC for certain of its offering-related expenses in an amount not to exceed $100,000.

First Share Consolidation (April 2026)

On March 25, 2026, the Company announced on a report on Form 6-K plans to effectuate a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis to take effect at the commencement of trading on April 1, 2026. As a result, each 10 ordinary shares of a par value of US$0.00001 each were to be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, and following such share consolidation, the authorized share capital of the Company was changed to US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each.

Entry into Material Agreements with certain investors (April 2026)

On April 7, 2026, the Company entered into subscription agreements (collectively, the “April 7, 2026 Subscription Agreements”) with seven purchasers. Pursuant to the April 7, 2026 Subscription Agreements, and in reliance on Regulation S, certain investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to such investors, an aggregate of 2,900,000 Class A Ordinary Shares at a purchase price of $1.10 per share, for an aggregate purchase price of $3,190,000. The investors represented that they were not residents of the United States and were not “U.S. persons,” as defined in Rule 902(k) of Regulation S, and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The entry into the April 7, 2026 Subscription Agreements and the transactions contemplated thereby were approved by the Company’s board of directors on April 6, 2026.

Entry into Material Agreements with certain investors (April 2026)

On April 27, 2026, the Company entered into certain subscription agreements (collectively, the “April 27, 2026 Subscription Agreements”) with ten purchasers. Pursuant to the April 27, 2026 Subscription Agreements, and in reliance on Regulation S, the purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the purchasers, an aggregate of 15,670,737 Class A Ordinary Shares at a purchase price of $1.64 per share, for an aggregate purchase price of $25.7 million. Each of the purchasers represented that they were not residents of the United States and were not “U.S. persons,” as defined in Rule 902(k) of Regulation S, and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The entry into the April 27, 2026 Subscription Agreements and the transactions contemplated thereby were approved by the Company’s board of directors on April 24, 2026.

Corporate Information

Our principal executive offices are located at 18/F, Building 3, Science and Technology Industrial Park, Yijiang District, Wuhu City, Anhui Province (安徽省芜湖市弋江区科技产业园3号楼18层), People’s Republic of China. Our telephone number at this address is 00852-6859-3598. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.

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

From our commencement of operations in 2013 through fiscal year 2022, we were principally engaged in the provision of vehicle sourcing services. We broker sales of vehicles between automobile wholesalers and buyers, including SME dealers and individual customers primarily located in the lower-tier cities in China, which are smaller and less developed than the tier-1 or tier-2 cities. To that end, we have focused on building business relationships with our sourcing partners and have developed a vehicle sourcing network. As of the date of this annual report, our vehicle sourcing network consisted of approximately 100 wholesalers and 30 SME dealers located in lower-tier cities in China. For fiscal years ended December 31, 2023, 2024 and 2025, our revenues from the sourcing business were RMB1.5 million, RMB0.1 million and RMB1.1 million, which constituted 7.7%, 0.1% and 2.7%, respectively, of our total revenue.

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

We have established in-house capabilities in the innovation of EV battery-swapping technology. Through our research and development efforts, we are developing an intellectual property portfolio. As of the date of this annual report, we had 51 issued patents and 18 pending patent applications in China. Our research and development team is committed to technology innovation. As of the date of this annual report, our research and development team consisted of 25 personnel and is led by Mr. Rui Wang and Mr. Zhanduo Hao, each of whom has experience of over 20 years in the electric power sector.

In 2021, leveraging years of automobile industry experience, we started cooperating with major automobile manufactures to jointly develop UOTTA-powered EVs, by adapting selected EV models with our UOTTA technology. According to Frost & Sullivan, compared with passenger EV drivers, drivers of commercial-use EVs experience more range anxiety and are more motivated to shorten, or even eliminate, time spent on recharging EVs, therefore, we intend to primarily focus on developing commercial-use UOTTA-powered EVs, such as ride-hailing passenger EVs, small logistics EVs, light electric trucks, and heavy electric trucks, and their compatible UOTTA battery-swapping stations. As of the date of this annual report, we have entered into cooperating agreements with two major Chinese automobile manufacturers, FAW Jiefang Qingdao Automotive Co., Ltd, and HUBEI TRI-RING Motor Co., Ltd, to jointly develop UOTTA-powered electric trucks. We also have engaged with one battery-swapping station manufacture to jointly develop and manufacture UOTTA battery-swapping stations that are compatible with UOTTA-powered EVs. Our UOTTA battery-swapping stations are designed for precise positioning, rapid disassembly, compact integration and flexible deployment, allowing battery replacement within several minutes. As of the date of this annual report, we realized sales of eleven battery-swapping stations. In August 2021, we completed the construction of our own battery-swapping station factory in Zibo City, Shandong Province (the “Zibo Factory”), which commenced manufacturing UOTTA battery-swapping stations in January 2022. In January 2022, we started operating a battery-swapping station, and in March 2023, we started operating a second battery-swapping station, both in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao. In order to provide a comprehensive battery power solution based on UOTTA technology, we are in the process of developing a data management platform that connects UOTTA-powered EVs and stations, and assists the UOTTA-powered EV drivers in locating the closest compatible UOTTA swapping-stations on their routes. We believe we have made significant progress in entering into the EV market as of the date of this annual report, however, there is no assurance that we will be able to execute our business plan to expand into the EV market as we have planned. For fiscal years ended December 31, 2023, 2024 and 2025, our revenues from the EV business were RMB17.1 million, RMB41.8 million, and RMB36.6 million, which constituted 86.3%, 94.5% and 89.1%, respectively, of our total revenue.

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

For the fiscal years ended December 31, 2025, 2024, and 2023, we generated revenues of RMB1.1 million, RMB0.1 million and RMB1.5 million, constituting 2.7%, 0.1% and 7.7% of our total revenue, respectively, from the sourcing business.

From our commencement of operations in 2013 through fiscal year 2022, we were primarily engaged in the provision of vehicle sourcing services and developed a sourcing network in the lower-tier cities in China by building relationships with our sourcing partners, including automobile wholesalers on the supply side and SME dealers and individual customers on the demand side. We charge a commission that is calculated based on the purchase price of each purchase order and the commission is recognized upon delivery of vehicles to customers. For fiscal years ended December 31, 2025, 2024 and 2023, revenues generated from provision of vehicle sourcing services were RMB1.1 million, RMB0.1 million, RMB1.5 million, constituting 2.7%, 0.1%, and 7.7% of our total revenue, respectively. We aim to continue expanding our sourcing network, in an effort to provide our customers with a means by which they may acquire vehicles at a reasonable price point. As of the date of this annual report, our sourcing network was comprised of approximately 30 SME dealers and 100 wholesalers.

While we customarily source whole vehicles that are completed with vehicle bodies and batteries, some of our vehicle sourcing customers demanded to purchase certain EV model vehicle bodies without batteries. The automobile wholesaler who sells this certain EV model, however, only sells the whole EV, including both body and battery. In order to address the needs of these customers, we purchased these EVs from the wholesaler, delivered the EV bodies to the vehicle sourcing customers, and entered into a battery sales agreement with another buyer to sell these batteries separately. As of the date of this annual report, we have only made one transaction of battery sales and plan to provide the service on a case by case basis.

●	EV Business

For the fiscal years ended December 31, 2025, 2024 and 2023, we generated revenues of RMB36.6 million, RMB41.8 million and RMB17.1 million, constituting 89.1%, 94.5% and 86.3% of our total revenue, respectively, from our EV business, as the following:

UOTTA-powered EVs: The UOTTA-powered EVs are being jointly developed in cooperation with major automobile manufacturers in China, utilizing our proprietary UOTTA technology that enables efficient battery-swapping for EVs. We intend to primarily focus on commercial-use EVs in the near future. As of the date of the annual report, we have entered into cooperating agreements with two major auto manufactures to jointly develop UOTTA-powered EVs by adapting commercial-use electric vehicles with UOTTA technology. For the fiscal years ended December 31, 2025, 2024 and 2023, we did not generate any revenue from sales of UOTTA-powered EVs.

UOTTA Battery-swapping Stations: Our UOTTA battery-swapping station currently has two models: (i) the Titan model, which is intended for electric heavy trucks; and (ii) the Chipbox model, which is intended for ride-hailing passenger EVs, light electric trucks, and small logistics vehicles. Both models are developed based on our UOTTA technology. In fiscal year 2025, we realized sales of nine stations in Jilin province, China, one station in Hong Kong, and two stations in Thailand. In fiscal year 2024, we realized sales of twelve stations in Jilin City, Jilin Province,and one station in Songyuan City, Jinlin Province. In fiscal year 2023, we realized sales of five stations in Quanzhou City, Fujian Province, and one station in Huzhou City, Zhejiang Province.

Battery-swapping Station Operations: In January 2022, we started operating a battery-swapping station in Quanzhou City, Fujian Province, pursuant to our station cooperation agreement with Quanzhou Xinao, a local gas station operator. In March 2023, we started operating a second battery-swapping station pursuant to the same agreement. For the fiscal years ended December 31, 2025, 2024 and 2023, we generated revenue from battery-swapping services in the amount of RMB3.4 million, RMB2.4 million and RMB1.2 million, which revenue included a battery swapping services fee and the station control system upgrading service, constituting 8.3%, 5.4% and 6% of our total revenue, respectively.

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

The following table sets forth the gross merchandise volume (“GMV”) and car units sourced and delivered to our customers by customer type for the fiscal years ended December 31, 2025, 2024 and 2023. For the fiscal year ended December 31, 2025, we sold cars to our SME customers with lower unit price, which led to lower GMV with the increase numbers of units.

	For the year ended December 31
	2025		2024		2023
	GMV	Units	GMV	Units	GMV	Units
	(RMB)		(RMB)		(RMB)
SME dealer customers	836,244	81	302,712	215	1,452,684	22
Individual customers			-	-	-	-
Total	836,244	81	302,712	215	1,452,684	22

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

Vehicle Sourcing Customers

We provide sourcing services to SME dealers and individual customers primarily located in lower-tier cities in the PRC. Our relationships with our customers are mainly established through prior business dealings and referrals of our existing customers. For fiscal year 2025, we had [two] customers, both of which, [two] were SME dealers and there were no individual customers. For fiscal year 2024, we had 4 customers, all 4 of which were SME dealers and there were no individual customers. For fiscal year 2023, we had 2 customers, among which, two were SME dealers and no individual customers.

Two customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2025. Four customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2024. Four customers accounted for more than 10% of our total sourcing revenues in the fiscal year 2023.

Vehicle Sourcing Suppliers

We typically source cars from vehicle wholesalers. Occasionally we also source cars directly from auto manufacturers. For the fiscal years ended December 31, 2025, 2024 and 2023, we sourced cars from 3, nil and 2 suppliers, respectively. One supplier accounted for more than 10% of our total sourcing amount for the fiscal year ended December 31, 2025.

We do not enter into long-term supplier agreements with our sourcing suppliers. The relationships with our suppliers are established through our history of long-term cooperation. The members of our core management team have years of experience in the automotive industry and have established extensive and in-depth contacts with our suppliers.

Our EV Business

UOTTA-powered EVs

We are dedicated to the research and development, and promotion and sales of our UOTTA-powered EVs. As of the date of this annual report, we have entered into cooperating agreements to jointly develop UOTTA-powered EVs with two major automobile manufactures by adapting selected EV models with our UOTTA technology. Depending on the manufacturer, the terms of these agreements are either two or five years. Each UOTTA-powered EV model is designed to meet all safety and technical requirements specified by the safety and operational standards mandated by the Ministry of Industry and Information Technology of the PRC (“MIIT”). Prior to sale to the public, each UOTTA-powered EV model must have been certified by authorities designated by the Accreditation Administration Committee as qualified products and granted certification marks, as well as pass inspections conducted by a state-recognized testing institution, and obtain approvals from the MITT. As of the date of this annual report, HUBEI TRI-RING Motor Co., Ltd. has received approvals from the MITT on two UOTTA-powered electric truck models adapted with our UOTTA technology.

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

In October 2023, we started to sell two-wheeled UOTTA-powered EVs. We source the vehicles from Wuxi Aide Electric Technology Co., Ltd. and Jielin New Energy Vehicle Industry Wuxi Co., Ltd. We have engaged two dealers, Yuncheng Xinfengfei Trading Co., Ltd (“Xinfengfei”) and Wuhu Huanyu Automobile Co., Ltd, as regional dealers for our EV products. For the fiscal year ended December 31, 2025, we have sold 61 EVs to Treep Mobility Group S.A.C. and generated revenue of RMB 4446,905 from such sales and sold 21 EVs to Sumitomo Mitsui and generated revenue of RMB326,906 from such sales.

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

In fiscal year 2025, we sold and delivered 12 stations to five customers pursuant to the Station Sales Agreements. In fiscal year 2024, we sold and delivered 12 stations to two customers, pursuant to the Station Sales Agreements. In fiscal year 2023, we sold and delivered six stations to four customers, pursuant to the Station Sales Agreements.

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

Research and Development (R&D)

As of the date of this annual report, our engineering research and development headquarters is in Shanghai, where we have a team of 25 research and development personnel. For the fiscal years ended December 31, 2025, 2024 and 2023, our R&D expenses were RMB4.6 million, RMB3.0 million and RMB2.2 million, which accounted for 11.2%, 6.7% and 11.1% of our revenues, respectively.

Vehicle Engineering. We have in-house vehicle engineering capabilities which cover all areas of vehicle engineering, starting from concept to completion. Our vehicle engineering group consists of 6 personnel. Our vehicle engineering team is located at our Shanghai headquarters, which location was selected due to its status as a global automotive hub, providing us with valuable exposure to a significant talent pool.

Battery-swapping Stations. We have in-house battery-swapping station design and engineering capabilities, which cover all areas of battery-swapping station design and engineering starting from layout design to operational platform design. Our battery-swapping station engineering group consists of 5 personnel.

Data management platform. We have in-house data management platform design and development capabilities, which cover all areas of online vehicle and user management system and power exchange service order management system. Our data management platform development group consists of 14 personnel.

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

Manufacturing of Battery-swapping Stations

As of the date of this annual report, we have entered into cooperation agreements with two battery-swapping station manufacturers for the joint development and manufacturing of UOTTA battery-swapping stations. The manufacturing process in our own factory is mainly assembly of parts and components procured from our cooperating battery-swapping station manufacturers.

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

Intellectual Property

We have invested heavily in the areas of battery-swapping solution R&D and developed our proprietary UOTTA technology. As a result, our success depends, in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, and other contractual rights to establish and protect our proprietary rights in our intellectual property. As of the date of this annual report, we had 51 issued patents and 18 pending patent applications, 14 registered trademarks and six pending trademark applications in China, and we also held or otherwise had the legal right to use four registered software copyrights and four registered artwork copyrights. Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Status
PRC	CN202122540404.8	Floating Lock Nut Device for Electric Vehicle Swappable Battery Pack	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121845193.2	Battery Pack Self-Locking Device for Electric Vehicles	2022-04-12	Utility Model Patent	10 years	Registered
PRC	CN202121781707.2	Rooting Device for Electric Vehicle Battery Pack	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121731681.0	Electric Vehicle Battery Pack Capable of Voltage Switching	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121147208.8	A New Energy Heavy Truck Battery-Swapping Unit	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN201921036843.1	A Temporary Storefront with Diverse Application Scenarios	2020-06-09	Utility Model Patent	10 years	Registered
PRC	CN202121688515.7	Locking and Unlocking Device of Swappable Battery Pack for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121686004.1	Swappable Battery Pack Locking Device	2022-01-28	Utility Model Patent	10 years	Registered
PRC	CN202121686020.0	Battery Pack Locking Device for Electric Vehicles	2022-01-11	Utility Model Patent	10 years	Registered
PRC	CN202121096648.5	An Unmanned Vehicle Battery-Swapping Unit	2022-08-30	Utility Model Patent	10 years	Registered
PRC	CN202220774766.5	Battery Pack Swapping Connector	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220697269.X	Double Spring-Limited Battery Pack Locking Mechanism for Electric Vehicles	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202220591673.9	Battery Pack Rooting Mechanism with Fault Tolerance	2022-07-26	Utility Model Patent	10 years	Registered
PRC	CN202121147209.2	A Spreader for Battery-Swapping of New Energy Vehicles	2022-01-18	Utility Model Patent	10 years	Registered
PRC	CN202320055606.X	Battery Box Compartment Rack Assembly for Charging Stations	2023-04-25	Utility Model Patent	10 years	Registered
PRC	CN202320136496.X	Battery Box Locking Device for Electric Vehicles	2023-06-13	Utility Model Patent	10 years	Registered
PRC	CN202110907285.7	Flexible Battery Enclosure for Electric Vehicles	2022-09-30	Invention Patent	20 years	Registered
PRC	CN202111349980.2	System for Information Exchange and Battery Swapping between Vehicles and Swap Stations	2023-06-20	Invention Patent	20 years	Registered
PRC	CN202222076850.2	An Unmanned Electric Vehicle Swapping Drone	2022-11-15	Utility Model Patent	10 years	Registered
PRC	CN202222101377.9	An Accurately Positioned Heavy-Duty Electric Vehicle Swapping Station Lifting Device	2023-04-07	Utility Model Patent	10 years	Registered
PRC	CN202222130650.0	A Vehicle-Mounted Battery Pack Base Suitable for Heavy-Duty Trucks	2022-12-13	Utility Model Patent	10 years	Registered
PRC	CN202222227148.1	A New Energy Vehicle Battery Swapping System Powered by Clean Energy Sources	2023-03-24	Utility Model Patent	10 years	Registered

PRC	CN202222519831.2	A Rotatable Heavy-Duty Vehicle Battery Swapping Station Hoist	2023-01-17	Utility Model Patent	10 years	Registered
PRC	CN202222650534.1	An Electric Vehicle Battery Swapping Lock	2023-01-31	Utility Model Patent	10 years	Registered
PRC	CN202223083482.0	Suspension-Type Battery Box Mounting Mechanism	2023-04-18	Utility Model Patent	10 years	Registered
PRC	CN202223131182.5	Quick-Release DC Output Charging Device	2023-03-28	Utility Model Patent	10 years	Registered
PRC	CN202223315209.6	An Exchangeable Battery Pack Exchange Structure	2023-05-09	Utility Model Patent	10 years	Registered
PRC	CN202230617507.7	Quick-Change Battery Pack	2023-01-10	Design Patent	15 years	Registered
PRC	CN202320057020.7	Battery Box Transport Device for Swapping Stations	2023-05-26	Utility Model Patent	10 years	Registered
PRC	CN202320125070.4	Battery Pack Maintenance and Storage Cabinet	2023-06-23	Utility Model Patent	10 years	Registered
PRC	CN202222163173.8	A Mobile Device for Heavy-Duty Battery Swapping Stations	2022-11-22	Utility Model Patent	10 years	Registered
PRC	CN202111348022.3	System and method for monitoring high-capacity lithium-ion batteries	2024-03-19	Invention Patent	20 years	Registered
PRC	CN202330032697.0	Quick-change battery box	2023-11-10	Design Patent	15 years	Registered
PRC	CN202230514295.X	Display screen panel with station control system graphical user interface	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514494.0	Battery exchange mini-program graphical user interface for display screen panel (Uda battery exchange mini-program)	2023-01-17	Design Patent	15 years	Registered
PRC	CN202230514294.5	Display screen panel with graphical user interface for software (Uda battery exchange operation management platform SaaS system)	2023-01-13	Design Patent	15 years	Registered
PRC	CN202230346944.X	Station-cloud communication device	2023-01-10	Design Patent	15 years	Registered
PRC	CN202230514504.0	Display screen panel with graphical user interface (Uda battery exchange operation management platform)	2023-01-10	Design Patent	15 years	Registered
PRC	CN202221780227.9	On-board battery exchange device	2022-11-15	Utility Model Patent	10 years	Registered
PRC	ZL202420037870.5	A battery locking and unlocking RGV (Rail-Guided Vehicle)	2024-02-06	Invention Patent	20 years	Registered
PRC	ZL202323085598.2	An intelligent battery swapping station	2024-01-09	Invention Patent	20 year	Registered
PRC	ZL202420037902.1	A battery handling stacker	2024-02-06	Invention Patent	20 year	Registered
PRC	ZL202110835764.2	A fixing and quick-installation mechanism for battery swap boxes	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110835790.5	A fixing mechanism for electric vehicle battery boxes	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110858600.1	A battery box system and output voltage switching method that can switch between multiple voltage levels	2024-05-24	Invention Patent	20 year	Registered
PRC	ZL202110881386.1	A fastening device for quickly securing battery boxes	2024-05-24	Invention Patent	20 year	Registered
PRC	CN202110907741.8	Locking device for battery box for battery swapping	2024-05-24	Invention Paten	20 year	Registered
PRC	CN202420720847	Electric vehicle chassis battery swapping system based on vehicle-mounted rails	2025-03-14	Utility Model Patent	10 years	Registered
PRC	CN202422924992.9	An automatic ramp structure for a charging station	2025-10-03	Utility Model Patent	10 years	Registered
PRC	CN202423016802.X	An apparatus for the maintenance and installation of large-weight battery boxes	2025-09-30	Utility Model Patent	10 years	Registered
PRC	CN202520033896.7	A hoisting mechanism for charging stations	2025-12-23	Utility Model Patent	10 years	Registered

Employees

We had 86, 80 and 77 full-time employees for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of April 1, 2026:

Function	As of April 1, 2026
Executives	6
Research and Development	25
Sales and marketing	6
Operation and Administrative	31
Manufacturing	18
Total number of employees	86

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

Facilities

As of the date of this annual report, we lease all of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities:

Location	Approximate Gross Floor Area in Square Meters	Primary Use	Lease or Own	Lease Expiration Date
Anhui, China	357	Global headquarters	Lease	1/31/2027
Shanghai, China	752	Office	Lease	11/15/2026
Henan, China	385	Office	Lease	7/31/2026
Zibo, China	15,430	Factory	Lease	3/31/2027

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

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746,000 (US$376,000). As of the date of this annual report, Youpin SD has applied for compulsory enforcement and the remaining unpaid amount was RMB2,608,890 (US$371,171).

Youpin sued Hainan Gaozhan New Energy Vehicle Company Limited for its failure to refund a deposit of RMB170,000 (US$23,000) and payment of overdue interest to Youpin in November 2023. On April 10, 2024, Youpin won the trial. As of the date of this annual report, Youpin has applied for compulsory enforcement and the remaining unpaid amount was RMB201,428 (US$28,804).

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin, and Yuan Jinsong for rent and liquidated damages of a total of RMB1,949,000 (US278,703). On July 21, 2025, the court rendered a judgment, ordering Sichuan Maichebang Automobile Sales Co., Ltd. to pay unpaid rent and liquidated damages with a total of RMB1,378,082.10 (US$196,062), together with appraisal fees of RMB26,000 (US$3,699). Youguan Financial Leasing (China) Co., Ltd. has applied for compulsory enforcement.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700,000 (US$95,890) and liquidated damages on January 16, 2024. The initial hearing was held on March 22, 2024. Youpin SD lost the case and appealed to the court on July 25, 2024. On November 8, 2024, the Quanzhou Intermediate People’s Court revoked the original judgment and remanded the case for retrial. A retrial hearing of second instance was held on January 9, 2026, and the judgment is currently pending.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership), and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000,000 (US$1,429,981), along with overdue payment penalties (calculated based on RMB10,000 (US$1,430) at the prevailing one-year loan prime rate of banks, from January 1, 2024, to the actual payment date, and the litigation costs. On October 24, 2025, the court of first instance ruled in favor of the plaintiffs. On January 6, 2026, the court of second instance upheld the judgment rendered by the court of first instance.

The Wuhu High-Tech Industrial Development Zone Administrative Committee issued an administrative decision to Youpin on August 29, 2024, which requires Youpin to return a rental subsidy with respect to a factory lease of RMB3,000,000 (US$428,994). Thereafter, Youpin applied for administrative reconsideration and filed a lawsuit. Both the administrative reconsideration and litigation proceedings upheld the administrative decision. As of the date of this annual report, Youpin has not returned the RMB3,000,000 rental subsidy.

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) (“Zibo Hengsong”) has sued Youpin SD, AHYS, WFOE, and Mr. Jia Li. The plaintiff requested the defendants to repurchase the 13.0435% equity interest in Youpin SD and jointly pay the equity repurchase price of RMB240,000,000 (US$34,319,544) plus interest (temporarily calculated at RMB78,220,273 (US$11,185,350)). The defendants filed a counterclaim demanding that the plaintiff transfer the 13.0435% equity interest in Youpin SD to the defendants at a consideration of RMB1. On December 22, 2025, the Zibo Intermediate People’s Court rendered a judgment, ordering AHYS and Mr. Jia Li to jointly pay Zibo Hengsong equity repurchase proceeds of RMB312,374,229.66 (US$44,677,747) plus interest accruing from January 11, 2025 to the date of actual payment (calculated on a principal amount of RMB240,000,000 at an annual interest rate of 8%); ordering Youpin SD to bear joint and several liability  with AHYS and Mr. Jia Li for such payment obligations; ordering WFOE to bear joint and several liability for AHYS’s payment obligations; and dismissing the defendants’ counterclaim in its entirety. In connection with the foregoing proceedings, the Zibo Intermediate People’s Court has frozen certain equity interests held by AHYS, Mr. Jia Li, and certain related entities, including, among others, AHYS’s equity interests in Youpin Automobile Service Group Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., Mr. Jia Li’s equity interests in Shanghai Youyi Jia New Energy Technology Partnership (Limited Partnership) and Shanghai Youcang Business Consulting Partnership (Limited Partnership), and equity interests held by AHYS and certain related entities in certain of our PRC subsidiaries, including Youpin, Youpin SD, SH Youteng, SH Youxu, and CD Youyineng, with the frozen equity interests ranging in value from approximately RMB103,548 to RMB100,000,000 per interest, and the freezing orders are to remain in effect through February or March 2028. On January 8, 2026, Youpin SD, AHYS, Mr. Jia Li, and WFOE filed an appeal with the Shandong High People’s Court, requesting that the first instance judgment be reversed and that all of Zibo Hengsong’s claims be dismissed. As of the date of this annual report, the case is under trial before the court of second instance.

SH Youxu, AHYS, and WFOE were sued by Nanyang Chengtou Holding Co., Ltd. for payment of the repurchase of the equity interests in SH Youxu held by Nanyang Chengtou Holding Co., Ltd. of RMB5,000,000 (US$714,991) plus interest (temporarily calculated at RMB754,700 at an annual interest rate of 8%).   SH Youxu filed a counterclaim demanding that the plaintiff transfer an outstanding capital contribution of RMB5,000,000 (US$714,991). The court rendered a judgment on September 5, 2025, dismissing the plaintiff’s claims. As of the date of this annual report, no appeal has been filed by the plaintiff.

SH Youxu and Youxu New Energy Technology (Nanyang) Co., Ltd. were sued by Shanghai Jiehuan Intelligent Technology Co., Ltd. for payment of RMB5,800,000 (US$828,389) for a battery swap station. The Company was added as a third party by the Shanghai Songjiang District People’s Court on August 12, 2025. On April 13, 2026, the court rendered the first-instance judgment, ordering the defendants to jointly and severally pay the plaintiff RMB5,800,000 (US$828,389). As of the date of this annual report, the case is under trial before the court.

Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. and Youpin SD were sued by Yidong New Energy Technology Co., Ltd. for battery depreciation deduction of RMB1,499,024.70 (US$213,239), liquidated damages of RMB414,412.38 (US$58,959), leasing service fees and overdue payment liquidated damages, with Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. and Youpin SD bearing joint and several guarantee liability. The case was filed on March 5, 2026, and a court hearing is scheduled to be held on May 20, 2026. The case follows a prior dispute that was settled via mediation but subsequently led to enforcement proceedings due to non-compliance. As of the date of this annual report, the defendants are currently in negotiations with the plaintiff regarding a mediation proposal.

Regulations

This section sets forth a summary of the principal laws and regulations relevant to our business and operations in the PRC.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investor in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i)foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii)foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii)foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv)other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments. We refer to this as the negative list. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited” on the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries on the negative list, and shall meet such requirements as stipulated under the Negative List for making investment in “restricted” industries on the negative list. Accordingly, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect on November 1, 2024, and the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, which took effect on February 1, 2026. Industries not listed in the 2024 Negative List and 2025 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws.

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

Regulations Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyrights

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

Trademarks

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

Domain Names

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

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on December 29, 2018, February 24, 2017; and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Regulations Related to Employment, Social Insurance and Housing Fund

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

Regulations Related to M&A Rules and Overseas Listing

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

For the fiscal years ended December 31, 2023, 2024 and 2025, our total revenues were RMB19.8 million, RMB44.3 million and RMB41.1 million (US$5.9 million), respectively. Revenue in fiscal year 2025 remained stable compared to revenue in fiscal year 2024. The increased revenue in fiscal year 2024 was primarily due to the increased product sales of battery swapping stations which had been completed in our established market regions in fiscal year 2023.

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

Our ability to innovate and retain talents

We plan to focus on technological innovations and to continue developing and upgrading our proprietary UOTTA technology. Accordingly, we dedicate significant resources to research and development, and our research and development staff accounted for 12.6% of our total employees as of the date of this report. We expect our strategic focus on innovations to further differentiate us from our competitors, which may in turn enhance our competitiveness.

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

On December 7, 2022, the joint prevention and control mechanism of the State Council of China issued the Notice on Further Optimizing the Implementation of Covid Prevention and Control Measures, stipulating that the control measures for epidemic prevention are gradually reduced. On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. For fiscal year 2025, the impact of Covid-19 on our business operations was immaterial. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as the length and severity of COVID-19, its potential resurgence, future government actions in response to, and the overall impact of, COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to predict or quantify any further anticipated impact of COVID-19 on our future operations, financial condition, liquidity and results of operations.

Key Financial Performance Indicators

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	1,513	7.7	63	0.1	1,090	155	2.7
Product sales	17,062	86.3	41,819	94.5	36,628	5,211	89.0
Battery-swapping services	1,189	6.0	1,177	2.7	402	57	1.0
Two-wheeled vehicle battery-swapping services	-	-	1,231	2.7	3,005	428	7.3
Total revenues	19,764	100.0	44,290	100.0	41,125	5,851	100.0

We generate revenues from vehicle sourcing services, products sales of battery-swapping stations, battery-swapping services and two-wheeled vehicle battery-swapping services. Battery-swapping services revenues represent the revenues generated from providing battery swapping services for vehicle drivers, and station control system upgrading services for battery-swapping station owners.

Sourcing services

For vehicle sourcing business, we charge our customers for the service we provide in connection with their purchases of vehicles, where we are generally acting as an agent, and our performance obligation is to purchase the specified vehicles for our customers. We charge the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service fee revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for our customers is completed, i.e., the specified vehicle for our customers is delivered. Payments are typically received in advance until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

For battery sourcing service, we sell vehicle batteries. Once the needs are identified from the drivers, we order from suppliers, and the batteries are directly couriered to customers by the suppliers, operating on an individual customer basis on the demand side. As we are able to fully decide the selling price, and have the right to decide to recall the product and cease the transaction prior to the delivery of the battery to the customer, we are able to control relevant risk and benefit during the whole service, acting as the principal. The total amount received from customers is recognized as revenue.

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

We launched a new business in 2024. By providing battery swap cabinets, two-wheeled vehicle drivers can perform self-service battery swaps. We charge the drivers a certain amount as revenue from the rent of battery.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the total cost of revenues, for the years presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of sourcing services	22	0.3	62	0.2	296	42	1.1
Costs of product sales	6,124	80.6	31,229	92.3	22,980	3,270	87.7
Costs of battery-swapping services	1,348	17.8	1,721	5.1	160	23	0.6
Cost of two-wheeled vehicle battery-swapping services	-	-	584	1.7	2,743	390	10.5
Other costs	98	1.3	231	0.7	28	4	0.1
Total cost of revenues	7,592	100.0	33,827	100.0	26,208	3,729	100.0

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expense	2,477	5.0	2,789	4.1	3,362	478	4.6
General and administrative expenses	41,222	84.0	46,910	68.5	52,627	7,487	71.9
Research and development expenses	2,184	4.5	2,985	4.4	4,597	654	6.3
Loss on impairment of long-lived assets and long-term investment	1,996	4.1	10,504	15.3	-	-	-
Allowance for expected credit loss do	1,196	2.4	5,264	7.7	12,597	1,792	17.2
Total operating expenses	49,075	100.0	68,452	100.0	73,183	10,411	100.0

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

Allowance for expected credit loss

Our allowance for expected credit loss primarily consists of the provision of expected credit losses for accounts receivable, advance to suppliers and other current assets after estimating that the collection for the full amount is no longer probable.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, are subject to a two-tiered income tax rate for their taxable income earned in Hong Kong. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

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

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Sourcing services	1,513	7.7	63	0.1	1,090	155	2.7
Product sales	17,062	86.3	41,819	94.5	36,628	5,211	89.0
Battery-swapping services	1,189	6.0	1,177	2.7	402	57	1.0
Two-wheeled vehicle battery-swapping services	-	-	1,231	2.7	3,005	428	7.3
Total revenues	19,764	100.0	44,290	100.0	41,125	5,851	100.0
Cost of revenues	(7,592)	(38.4)	(33,827)	(76.4)	(26,208)	(3,729)	(63.7)
Gross profit	12,172	61.6	10,463	23.6	14,917	2,122	36.3

Operating expenses
Selling expenses	(2,477)	(12.5)	(2,789)	(6.3)	(3,362)	(478)	(8.2)
General and administrative expenses	(41,222)	(208.6)	(46,910)	(105.9)	(52,627)	(7,487)	(128.0)
Research and development expenses	(2,184)	(11.1)	(2,985)	(6.7)	(4,597)	(654)	(11.2)
Loss on impairment of long-lived assets and long-term investment	(1,996)	(10.1)	(10,504)	(23.7)	-	-	-
Allowance for expected loss	(1,196)	(6.1)	(5,264)	(11.9)	(12,597)	(1,792)	(30.6)
Total operating expenses	(49,075)	(248.3)	(68,452)	(154.6)	(73,183)	(10,411)	(178.0)

Operating loss	(36,903)	(186.7)	(57,989)	(130.9)	(58,266)	(8,289)	(141.7)

Interest income	562	2.8	742	1.7	2,829	402	6.9
Interest expenses	(1,860)	(9.4)	(1,402)	(3.2)	(188)	(27)	(0.5)
Other income	16,927	85.6	5,612	12.7	3,072	437	7.5
Other expense	(1,579)	(8.0)	(3,325)	(7.5)	(24,344)	(3,463)	(59.2)
Loss before income tax	(22,853)	(115.7)	(56,362)	(127.3)	(76,897)	(10,940)	(187.0)
Income tax expenses	(2,613)	(13.2)	-	-	(3,581)	(509)	(8.7)
Net loss	(25,466)	(128.9)	(56,362)	(127.3)	(80,478)	(11,449)	(195.7)

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues decreased by approximately 7.1% from RMB44.3 million for the year ended December 31, 2024 to RMB41.1million (US$5.9 million) for the year ended December 31, 2025. The decrease was primarily due to the decreased product sales of battery swapping stations.

Cost of revenues

Our total cost of revenues decreased by approximately 22.5% from approximately RMB33.8 million to RMB26,2 million (US$3.7 million) for the years ended December 31, 2024 and 2025, respectively. The decrease in 2025 was primarily due to the decreased cost of product sales of battery swapping stations in 2025.

Gross Profit

As a result of the factors set out above, our gross profit increased by approximately 33.8% from RMB10.5 million for the year ended December 31, 2024 to RMB14.9 million (US$2.1 million) for the year ended December 31, 2025.

Sales and marketing expenses

Our sales and marketing expenses increased by approximately 20.5% from RMB2.8 million for the year ended December 31, 2024 to RMB3.4 million (US$0.5 million) for the year ended December 31, 2025, primarily attributable to increased sales and marketing expenditures incurred for business expansion initiatives.

General and administrative expenses

Our general and administrative expenses increased by approximately 12.2% from RMB46.9 million for the year ended December 31, 2024 to RMB52.6 million (US$7.5 million) for the year ended December 31, 2025. The increase was primarily driven by increased administrative personnel costs and material consumption associated with the Group’s business expansion.

Research and development expenses

Our research and development expenses significantly increased by approximately 54.0% from RMB3.0 million for the year ended December 31, 2024 to RMB4.6 million (US$0.7 million) for the year ended December 31, 2025, primarily due to the increased UOTTA technology innovation activities related to research and development programs.

Loss on impairment of long-lived assets

No loss on impairment of long-lived assets was recognized for the year ended December 31, 2025, compared to RMB10.5 million recognized for the year ended December 31, 2024. The impairment in 2024 was primarily due to the impairment of a long-unused production line and the impairment of a long-term investment resulting from the deregistration of the investee company.

Allowance for expected loss

The allowance for expected loss was recognized as RMB5.3 million and RMB12.6 million (US$1.8 million) for the years ended December 31, 2024 and 2025, respectively. The increase was primarily due to the increased impact of potential uncollectible amounts for advances to suppliers and other current assets for the year ended December 31, 2025 based on the results of our estimation of collectability with the continued improvement of receivable collection by the management.

Interest income

Our interest income increased from RMB0.7 million for the year ended December 31, 2024 to RMB2.8 million for the year ended December 31, 2025, primarily due to the accrual of interest on other long-term assets.

Interest expenses

Our interest expenses decreased by approximately 86.6% from RMB1.4 million for the year ended December 31, 2024 to RMB0.2 million (US$0.03 million) for the year ended December 31, 2025, primarily attributable to increased expected loss.

Other income

We recorded other income of approximately RMB5.6 million and RMB3.1 million (US$0.4 million) for the years ended December 31, 2024 and 2025, respectively. Other income in the fiscal year 2025 decreased mainly due to the reduction in government subsidies.

Other expenses

The other expenses increased from RMB3.3 million for the year ended December 31, 2024 to RMB24.3 million (US$3.5 million) for the year ended December 31, 2025, mainly due to an increase in litigation expenses.

Income tax expenses

We recorded income tax expenses of nil and approximately RMB3.6 million for the years ended December 31, 2024 and 2025, respectively. The increase was primarily due to the increase in taxable income generated from the operations of our subsidiaries in Thailand.

Net loss

As a result of the foregoing, we incurred a net loss increased by approximately 43.0% from RMB56.4 million to RMB 80.5 million (US$11.5 million) for the years ended December 31, 2024 and 2025, respectively.

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

As of December 31, 2024 and 2025, the Group’s cash and cash equivalents and restricted cash were RMB24,674 and RMB22,294, (US$3,172), respectively, and the Group’s restricted cash were RMB 1,239 and RMB 343 (US$49), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

On December 13, 2021, Youxu Zibo entered into a bank facility agreement with Bank of Qishang, a commercial bank in China. The principal amount under this loan agreement is RMB10 million, bearing a weighted average interest rate of 6.87% per annum with a term of three years, and was denominated in RMB. As of December 31, 2025, Youxu Zibo had an outstanding bank loan balance of RMB 5.8 million. On December 6, 2024, Youxu Zibo entered into an extension agreement with the bank, under which the remaining principal balance of RMB 6.5 million is repayable in installments, with the final payment due no later than June 3, 2026. The loan carries an annual interest rate of 6.87%, consistent with the original terms.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on proceeds received from its new investors and potential investors. Meanwhile, the Group also believe its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from its new investors and potential investors in 2025, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group used for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

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

The following table sets forth a summary of our cash flows for the years presented:

	For the Years Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(73,170)	(69,894)	(9,941)
Net cash provided by investing activities	49,093	23,830	3,392
Net cash provided by financing activities	12,958	47,085	6,699
Net increase in cash and cash equivalents and restricted cash	(11,119)	1,021	150
Effects of exchange rate changes	(446)	(3,401)	(354)
Cash and cash equivalents and restricted cash, at beginning of year	36,239	24,674	3,381
Cash and cash equivalents and restricted cash, at end of year	24,674	22,294	3,172

Operating Activities

Our net cash used in operating activities increased from RMB73.2 million for the year ended December 31, 2024 to RMB69.9 million (US$9.9 million) for the year ended December 31, 2025. We anticipate optimizing net operating cash outflows through the following initiatives: Accelerated industrial upgrading: The Group has begun reducing loss-making operations and has achieved certain results, with the Group’s gross profit margin increasing this year. Overseas market expansion: The Group’s development of battery-swapping station sales and swap network services in Hong Kong, Southeast Asia, and South America continues to expand. With the expansion of business scale and the enhancement of brand recognition, the Group’s core business gross profit margin has improved this year. Looking ahead, the Group expects to optimize its personnel structure and control administrative expenses.

We recorded net cash used in operating activities of approximately RMB 69.9 million (US$9.9 million) for the year ended December 31, 2025. The difference between our net loss of approximately RMB80.5 million (US$11.5 million) and the net cash used in operating activities was primarily due to (i) an adjustment of approximately RMB20.7 million (US$3.0 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB2.1 million (US$0.3 million), amortization of right-of-use assets of RMB6.3 million (US$0.9 million), allowance for expected loss of RMB12.6 million (US$1.8 million); (ii) an decrease in other current and non-current assets of RMB21.9 million (US$3.1 million) due to the increased loans to third parties; (iii) an decrease in amounts due from related parties of RMB1.6 million (US$0.3 million), primarily attributable to increased cash outflows from financial support provided to related parties for their business operations.

Net cash used in operating activities was approximately RMB73.2 million (US$10.0 million) for the year ended December 31, 2024. The difference between our net loss of approximately RMB25.5 million (US$3.6 million) and the net cash used in operating activities was primarily due to (i) an adjustment of approximately RMB11.6 million (US$1.6 million) in non-cash items, which mainly consisted of depreciation and amortization of RMB2.6 million (US$0.4 million), amortization of right-of-use assets of RMB5.7 million (US$0.8 million), a provision of impairment for fixed assets of RMB1.9 million (US$0.3million), allowance for expected loss of RMB1.2 million (US$0.2 million) ,an impairment of long-term investment of RMB0.1 million (US$0.01 million) and investment loss of RMB0.1 million(US$0.01million); (ii) an increase in accounts receivable of RMB14.2 million (US$2.0 million) in relation to providing sourcing services and sales of battery-swapping stations; (ii) an increase in other current assets of RMB21.2 million (US$3.0 million) due to the increased loans to third parties; (iii) an increase in advances to suppliers of RMB3.9 million (US$0.6 million), partially offset by (i) an increase in accrued expenses and other current liabilities of RMB15.1 million (US$2.1 million), (ii) an increase in amounts due to related parties of RMB5.2 million (US$0.7 million) and (iii) an increase in lease liabilities of RMB3.5 million (US$0.5 million).

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2025 was RMB23.8 million (US$3.4 million), mainly consisted of the repayment of loans from third parties of RMB23.8 million (US$3.4 million) and repayment of the refundable deposit for investment of RMB39.8 million (US$5.7 million).

Net cash provided by investing activities for the year ended December 31, 2024 was RMB49.1 million (US$6.7 million), mainly consisted of the loan repayments from third parties of RMB16.7 million (US$2.3 million) and payment of loans provided to related parties for investment of RMB40.2 million (US$5.7 million).

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was RMB47.1 million (US$6.7 million), mainly consisted of the proceeds of capital contribution from the issuance of ordinary shares of RMB52.5 million (US$7.5 million).

Net cash provided by financing activities for the year ended December 31, 2024 was RMB13.0 million (US$1.8 million), mainly consisted of the proceeds of capital contribution from insurance of ordinary shares of RMB25.9 million (US$3.5 million), and proceeds from short-term bank borrowing of RMB10.2 million (US$1.4 million). On the other hand, the repayment of bank loans during the current year resulted in a reduction of RMB20.1 million (US$2.8 million) in cash flows from financing activities.

Holding Company Structure

U Power Limited, our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC. As a result, U Power Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Borrowings

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Short-term bank borrowing	15,172	13,172	1,874
Long-term bank borrowing, current portion	2,800	5,800	825
	17,972	18,972	2,699

During fiscal year 2025, Shanghai Youxu fully repaid its aggregate short-term bank borrowing of RMB4.0 million originally obtained in 2024. Subsequent to these repayments, Shanghai Youxu entered into new one-year short-term bank loans of RMB2.0 million on February 21, 2025, carrying an annual interest rate of 3.10%.

During 2025, Youxu Zibo repaid RMB0.7 million of its bank borrowings from Qishang Bank. On December 6, 2024, the company entered into a renewal agreement with Qishang Bank to extend the remaining RMB6.5 million loan to June 3, 2026, maintaining the original annual interest rate of 6.87%.

Contractual Obligations

The following table sets forth the Group’s contractual obligations was as of December 31, 2025:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
Current portion of Long-term bank borrowings (i)	5,800	825	5,800	-	-	-
Short-term bank borrowing	13,172	1,874	13,172	-	-	-
Loans from third parties	2,177	310	2,177	-	-	-
Operating lease liabilities (ii)	5,399	768	2,246	2,434	719	-
Litigation and settlement(iii)	16,958	2,413	16,958	-	-	-
Total	43,506	6,190	40,353	2,434	719	-

(i)	The Group’s long-term bank borrowings and short-term bank borrowings as of December 31, 2025 is discussed in Note 13 BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2025 is discussed in Note 15 LEASES.

(iii)	The Group’s commitment for payable under the other current liabilities as of December 31, 2025 is discussed in Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantees to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees was RMB783. As of the date of this annual report, all these loans are under normal repayment by these four customers.

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

Inventories

Inventories, consisting of raw materials, products available for sale, are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in-first-out method. We record inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. We recognized nil, nil and nil of inventory impairment for the years ended December 31, 2023, 2024 and 2025, respectively.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, equipment, software, and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, we recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized RMB1,896, RMB4,639 and RMB1,896 (US$270) of impairment on fixed assets for the years ended December 31, 2023, 2024 and 2025, respectively.

Long-term investments

Our long-term investments mainly include equity investments in entities. Investments in entities in which we can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at fair value. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized RMB0.1 million, RMB10.1 million and nil of impairment on long-term investments for the years ended December 31, 2023, 2024 and 2025, respectively.

Leases

We account for lease under ASC Topic 842, Leases. We determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2023, 2024 and 2025. We recorded a loss on lease termination of right-of-use assets of nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2023, 2024 and 2025, respectively.

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

Directors and Executive Officers	Age	Position/Title
Mr. Jia Li	52	Chief Executive Officer, Director, and Chairman of the Board of Directors
Ms. Bingyi Zhao	43	Chief Financial Officer and Director
Ms. Xiaochun Li	51	Independent Director
Mr. Quanshi Chen	80	Independent Director
Mr. Jean Christophe von Pfetten	57	Independent Director

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

Ms. Xiaochun Li has served as an independent director of the Company since April 2023. Ms. Li has over 20 years of experience in treasury management at international enterprises. Since October 2020, Ms. Li has served as the director of Business Treasury at Nouryon Chemicals B.V., a global specialty chemicals company. From January 2007 to October 2007, Ms. Li served as the China regional Treasurer of Nokia Siemens Networks. From October 2003 to November 2006, Ms. Li was financial treasury manager at Siemens Financial Services Ltd. From May 2000 to September 2003, Ms. Li worked as a senior treasury analyst at Hewlett-Packard Enterprise (China) Co., Ltd. Ms. Li holds a Bachelor’s degree in Accounting and Auditing from Shanghai University of Finance and Economics, and earned a Master’s degree in Business Administration at a program offered jointly by Shanghai Fudan University and BI Norwegian Business School.

Mr. Quanshi Chen has served as an independent director of the Company since April 2023. Mr. Chen served as a professor and PhD tutor at the College of Vehicles and Mobility, Tsinghua University from March 1970 to September 2010, and the honorary director of the Electric Vehicle Branch of the Chinese Academy of Automotive Engineers since May, 1997. Mr. Chen obtained his bachelor’s degree in automotive engineering at Tsinghua University in March 1970, and served at the Department of Automotive Engineering from 1970 to 2010 in multiple roles, including the department chairperson from October 1994 to December 1997, the deputy director of the Automobile Research Institute at Tsinghua University from January 1998 to January 2004, and the vice dean of the School of Mechanical Engineering from July 1996 to September 2001. Mr. Chen also has served as the director of the Electric Vehicle Branch of Chinese Society of Automotive Engineers from 1998 to October 2018, and the deputy director of Electric Vehicle Branch, Chinese National Automobile Standardization Technical Committee from October 1997 to December 2014. Mr. Chen served as the deputy director of the State Key Laboratory of Automobile Safety and Energy Conservation from July 2001 to December 2006. He has been serving as a consultant for the Chinese National Automobile Standardization Technical Committee, Electric Vehicles Technology Sub-Committee since January 2015. His research focuses on the technological developments of electric vehicles, hybrid vehicles, and fuel cell vehicles. He has published over 30 papers in major national and international journals and conferences. Currently, Mr. Chen also serves as an independent director at Chongqing Changan Automobile Co., Ltd., a company listed on the main board of Shenzhen Stock Exchange, and Shenzhen Daotong Technology Co., Ltd., a company listed on the Science and Technology Innovation Board of the Shanghai Stock Exchange.

Mr. Jean Christophe von Pfetten (Prof. Pfetten) has served as an independent director of the Company since February 2024. Prof. Pfetten is an accomplished diplomat and academic, who has served as Chairman of the Institute for East-West Strategic Studies since October 1997, visiting professor at People’s University of China since September 1999, Chairman of Thornehope Limited (HK) since September 2001, and Bye-fellow of Emmanuel College (Cambridge University) since May 2015. He also served as a member of the board of the International Financial Bank (FinInt Italy) for three years from January 2019 to December 2022. Prof. Pfetten is the author of a book entitled “Insights from China: Leadership, Policy and New World Order” published in 2015, and more than thirty articles on Corporate Governance, Political Economics and International relations. He received a Bachelor of Science and a Master of Science (Physics and Chemistry) from the University of Strasbourg in 1988 and 1989, respectively, and a Dipl. Eng. in Geophysics from the Institute de Physique du Globe in 1990.

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately RMB0.26 million in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 23,144,871 Class A Ordinary Shares and 36,805 Class B Ordinary Shares outstanding as of the date of this report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers*:
Jia Li(1)	1,830,319	36,805	8.05%	20.54%
Bingyi Zhao(2)	1,225	-	0.01%	0.01%
Xiaochun Li	-	-	-	-
Quanshi Chen	-	-	-	-
Jean Christophe von Pfetten	-	-	-	-
All directors and executive officers as a group	1,831,544	36,805	8.06%	20.55%
5% Shareholders**:
U Trend Limited(3)	1,050	14,736	0.07%	5.50%
Upincar Limited(4)	-	14,944	0.06%	5.57%
U Create Limited(5)	-	7,125	0.03%	2.66%

*	Unless otherwise indicated, the business address of each of the individuals is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

**	The principal office of each of the 5% beneficial owners, unless stated otherwise, are located at Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(1)	Includes (i) 1,050 Class A Ordinary Shares and 14,736 Class B Ordinary Shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Mr. Jia Li; (ii) 14,944 Class B Ordinary Shares held by Upincar Limited, a British Virgin Islands company 100% owned by Mr. Jia Li; (iii) 7,125 Class B Ordinary Shares held by U Create Limited, a British Virgin Islands company 100% owned by Mr. Jia Li; and (iv) 1,829,269 Class A Ordinary Shares directly held by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(2)	Represents 1,225 Class A Ordinary Shares held by U Battery Limited, a British Virgin Islands company 100% owned by Ms. Bingyi Zhao. The business address of Ms. Bingyi Zhao is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(3)	Represents 1,050 Class A Ordinary Shares and 147,359 Class B Ordinary Shares held by U Trend Limited, a British Virgin Islands company which is 100% owned by Mr. Jia Li. The address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(4)	Represents 14,944 Class B Ordinary Shares held by Upincar Limited, a British Virgin Islands company 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

(5)	Represents 7,125 Class B Ordinary Shares held by U Create Limited, a British Virgin Islands company 100% owned by Mr. Jia Li. The business address of Mr. Jia Li is 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

For the fiscal years 2025, 2024 and 2023, the related parties that transacted with the Company and their respective relationship to the Company listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Financial Leasing Co., Ltd. (“Nanmu”)	An affiliate of Jia Li
UNEX EV B.V.	An equity method investee of Energy U Limited
Ke Li	Director of U Power Limited

(a) Amounts due from related parties

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	RMB

Nanmu (Shanghai) Financial Leasing Co., Ltd.(1)		20,001,000	60,244,423
Jia Li(2)		582,701
Ke Li(2)		437,958
Youche Jingpin(3)	20,200	-
Shanghai Youcang(4)	110,500	100,000
Bingyi Zhao(5)	11,516	535,510
Huzhou Zheyou New Energy Sales Co., Ltd.			30,000
	142,216	21,657,170	60,274,423

(1)	Amounts due from Nanmu (Shanghai) Financial Leasing Co., Ltd. represent an investment deposit to Nanmu (Shanghai) Financial Leasing Co., Ltd.

(2)	Amounts due from Jia Li and Ke Li represent the advances paid to Jia Li and Ke Li by Youpin Shandong, SH Youxu and Energy U Limited for their market expansion efforts, at an interest rate of 12.4% and with a due date of June 30, 2026.

(3)	Amounts due from Youche Jingpin represent Youpin’s receivables of rental and corporate service fees due from Youche Jingpin incurred in November 2017 and February 2018.

(4)	Amounts due from Shanghai Youcang represent the advances paid by AHYS to Shanghai Youcang regarding the transfer of 24.11% equity interests of Youpin in May 2022.

(5)	Amounts due from Bingyi Zhao represent the advances paid by Youpin Shandong to Bingyi Zhao for her market expansion efforts.

(b) Amounts due to related parties

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	RMB

Ke Li(1)	4,170,000	3,019,704	-
Jia Li(1)	582,192	-	-
Bingyi Zhao(1)	673,071	218,979	-
UNEX EV(2)	-	-	1,037,125
Hangzhou Youyue(3)	5,502	-	-
	5,430,765	3,238,683	1,037,125

(1)	Amounts due to Ke Li, Jia Li, and Bingyi Zhao represent the interest-free loans to SH Youxu, Energy U Limited, and U Power Limited for their operation purposes.

(2)	Amounts due to UNEX EV represent the loans to Energy U Limited for its operation purpose.

(3)	Amounts due to Hangzhou Youyue represent the labor costs paid by Hangzhou Youyu on behalf of Liaoning Youguan.

(c) Related party’s transaction

	For the fiscal year ended December 31,
	2024	2025	2025
	RMB	RMB	USD

Loans to Nanmu (Shanghai) Financial Leasing Co., Ltd	20,001,000	40,243,423	5,725,504
Cash Advance to Jia Li	582,701	(582,701)	(82,902)
Cash Advance to Ke Li	437,958	(437,958)	(62,309)
Loans/ (Repayment of loans) to Shanghai Youcang	(10,500)	(100,000)	(14,277)
Cash Advance to Bingyi Zhao	380,254	(535,510)	(76,188)
Repayment of receivables to Youche Jingpin	(20,200)
Deposit to Huzhou Zheyou		30,000	4,268
Repayment of loans from Jia Li	(582,192)
Repayment of loans from Ke Li	(1,150,296)	(3,019,704)	(429,619)
Repayment of loans from Bingyi Zhao	(454,092)	(218,979)	(31,155)
Loans from UNEX EV		1,037,125	147,554
Loans / (Repayment of loans)from Hangzhou Youyue	(5,502)

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

Variation of Share Capital (August 2024)

The AGM of the Company was held on August 13, 2024. At the AGM, the shareholders of the Company adopted the following resolutions with respect to the variation of share capital:

(a)	re-designated all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA) into Class A ordinary shares of US$0.00001 each, with each Class A ordinary share of US$0.00001 each entitled to one vote;

(b)	re-designated the 71,250 ordinary shares held by U Create Limited, the 157,859 ordinary shares held by U Trend Limited, the 149,435 ordinary shares held by Upincar Limited and the 209,644 ordinary shares held by FLA into Class B ordinary shares of US$0.00001 each, with each Class B ordinary share of US$0.00001 each entitled to 20 votes;

(c)	re-designated 3,996,621,812 authorized but unissued Shares as Class A ordinary shares of US$0.00001 each; and

(d)	re-designated 1,000,000,000 authorized but unissued Shares as Class B ordinary shares of US$0.00001 each,

Immediately following the AGM, and as a result thereof, the authorized share capital of the Company was varied from US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each to US$50,000 divided into 3,999,411,812 Class A ordinary shares of a par value of US$0.00001 each, and 1,000,588,188 Class B ordinary shares of a par value of US$0.00001 each.

Change of Voting Power (December 2025)

At the 2025 annual general meeting held on December 5, 2025, shareholders approved three resolutions (i) authorizing the increasing of the voting power of the Class B ordinary shares from 20 votes per share to 100 votes per share; (ii) adopting a third amended and restated memorandum and articles of association; and (iii) authorizing the following conditional share consolidations:

(A)	on a date when the closing market price per Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable, each 10 ordinary shares of a par value of US$0.00001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “First Share Consolidation”);

(B)	subsequently following the First Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.0001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable, each 20 ordinary shares of a par value of US$0.0001 each be consolidated into 1 (one) ordinary share of a par value of US$0.002 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 19,997,059.06 Class A ordinary shares of a par value of US$0.002 each, and 5,002,940.94 Class B ordinary shares of a par value of US$0.002 each (the “Second Share Consolidation”);

(C)	subsequently following the Second Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.002 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.002 each be consolidated into 1 (one) ordinary share of a par value of US$0.04 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 999,852.953 Class A ordinary shares of a par value of US$0.04 each, and 250,147.047 Class B ordinary shares of a par value of US$0.04 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”); and

(D)	all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from each of the Share Consolidations shall be rounded up to the whole number of shares.

First Share Consolidation (April 2026)

On March 25, 2026, the Company announced on a report on Form 6-K plans to effectuate a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis to take effect at the commencement of trading on April 1, 2026. As a result, each 10 ordinary shares of a par value of US$0.00001 each would be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, and upon such share consolidation, the authorized share capital of the Company became US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded. The Memorandum and Articles of the Company is filed herein as Exhibit 1.1 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

As of the date hereof, the authorized share capital of the Company is US$50,000 divided into 399,941,181.2 Class A Ordinary Shares of a par value of US$0.0001 each, and 100,058,818.8 Class B Ordinary Shares of a par value of US$0.0001 each. As of the date of this annual report, 23,144,871 Class A Ordinary Shares and 36,805 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

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

According to the Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2025, 2024 and 2023, our cash and cash equivalents amounted to RMB22.0 million (US$3.1 million), RMB23.4 million (US$3.2million) and RMB1.9 million (US$0.3million), respectively. We place our cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality. Historically, deposits in Chinese banks are secure, due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2025, 2024 and 2023 were increases of 0.8%, 0.2% and -0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Use of Proceeds

Initial Public Offering

In April 2023, we closed our initial public offering, pursuant to a registration statement on Form F-1, as amended (File Number 333-268949), which was declared effective by the SEC on March 31, 2023.

We raised net proceeds of approximately $13.4 million, after deducting underwriting discounts and the offering expenses payable by us. We incurred approximately $1.5 million, which included approximately $1.0 million in underwriting discounts and approximately $0.5 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we used all the proceeds as follows: (i) We paid $2 million to Liberty Asset Management Capital Limited (“Liberty”), pursuant to a “Service Agreement” dated March 31, 2023, for a term of two years, during which time Liberty provided business planning and strategic advisory services to the Company. (ii) We paid $6 million to RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED (“Richness”), pursuant to a “Consulting Agreement” dated April 18, 2023, according to which Consulting Agreement, Richness provided intermediatory services to assist the Company allocating and completing an acquisition of a suitable target company. The fee includes a $0.5 million intermediary fee and $5.5 million purchase price to be paid to any target companies. The Consulting Agreement is valid until December 31, 2028, and if Richness does not complete its contractual obligations, the full amount (including intermediary fees) shall be returned to us, plus a 5% interest. (iii)We paid $5 million to Worthy Credit Limited (“Worthy”), pursuant to an “Entrust Agreement” dated March 31, 2023. Worthy is a registered financing company with a financial license in Hong Kong. According to the Entrust Agreement, we entrust Worthy to provide loan services to our customers in Hong Kong. The term of Entrust Agreement is tentatively agreed to end on June 30, 2028, at which time Worthy shall return the original capital with interest to us. The remaining net proceeds of our initial public offering has been applied to day-to-day business operations.

2023 Follow-on Offering

In December 2023, we closed a registered follow-on offering pursuant to registration statement on Form F-1, as amended (File Number 333-275654). We raised net proceeds of approximately $10.6 million,  after deducting offering expenses. We incurred approximately $1.36 million in expenses in connection with our follow-on offering, which included approximately $0.84 million in placement agent fee and approximately $0.52 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, all the proceeds have been used as the follows: (1) $5 million was transferred to Energy U for its business operations, (ii) we entered into an escrow agreement with an escrow agent in connection with the offering and deposited $3 million from the proceeds of the offering in an escrow account Subsequently, the Company paid approximately $2.21 million from the escrow account to the investors of the offering pursuant to the terms and conditions of the escrow agreement, and (3) the remaining proceeds were used for the Company’s day-to-day operations.

2024 Follow-on Offering

In November 2024, we closed a registered follow-on offering pursuant to registration statement on Form F-3, as amended (File Number 333-282901). We raised net proceeds of approximately $4.455 million,  after deducting offering expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates.

January 2025 Registered Direct Offering

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On January 24, 2025, we entered into a securities purchase agreement with certain institutional investors named thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “January 2025 Registered Direct Offering”): (i) 648,000 Class A ordinary shares of the Company, par value $0.00001 per share; and (ii) pre-funded warrants to purchase up to 393,668 Class A ordinary shares, par value $0.00001 per share (the “January 24, 2025 Pre-Funded Warrants”). The purchasers also received unregistered common warrants to purchase up to 1,562,502 Class A ordinary shares, par value $0.00001 per share (the “January 24, 2025 Common Warrants”), in a concurrent private placement. The purchase price for each Class A ordinary share, par value $0.00001 per share, and accompanying January 24, 2025 Common Warrant was $4.80 and the purchase price for each January 24, 2025 Pre-Funded Warrant and accompanying January 24, 2025 Common Warrant was $4.7999.

The January 2025 Registered Direct Offering closed on January 27, 2025. The Company received approximately $5,000,000 in gross proceeds from the January 2025 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates. The Company used the net proceeds from the January 2025 Registered Direct Offering for working capital and general corporate purposes.

July 2025 Registered Direct Offering

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On July 24, 2025, we entered into a securities purchase agreement with a certain institutional investor signatory thereto, pursuant to which the Company agreed to issue and sell to the investor in a registered direct offering (the “July 2025 Registered Direct Offering”): (i) 445,000 Class A ordinary shares of the Company, par value $0.00001 per share; and (ii) pre-funded warrants to purchase up to 106,628 Class A ordinary shares of the Company, par value $0.00001 per share (the “July 24, 2025 Pre-Funded Warrants”). The purchaser also received unregistered common warrants to purchase up to 551,628 Class A ordinary shares of the Company, par value $0.00001 per share (the “July 24, 2025 Common Warrants”) in a concurrent private placement. The purchase price for each Class A ordinary share of the Company, par value $0.00001 per share, and accompanying July 24, 2025 Common Warrant was $2.50 and the purchase price for each July 24, 2025 Pre-Funded Warrant and accompanying July 24, 2025 Common Warrant was $2.499.

The July 2025 Registered Direct Offering and concurrent private placement closed on July 25, 2025. The Company received $140,000 in gross proceeds from the July 2025 Registered Direct Offering and concurrent private placement, before deducting placement agent fees and estimated offering expenses. The Company used the net proceeds from the July 2025 Registered Direct Offering and concurrent private placement for market expansion efforts and business development, working capital and general corporate purposes.

The net proceeds from the sale of Class A ordinary shares in the July 2025 Registered Direct Offering were approximately $1.08 million, after deducting the placement agent fees and offering expenses payable by us in connection with the July 2025 Registered Direct Offering.

None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used the net proceeds of the July 2025 Registered Direct Offering and the concurrent private placement for (i) market expansion efforts and business development; and (ii) working capital and other general corporate purposes.

March 2026 Follow on Offering

Unless otherwise indicated, all share amounts and per share amounts in this subsection are not presented to give effect to the 1-for-10 share consolidation, which was effected on April 1, 2026.

On March 20, 2026, we closed an underwritten follow-on offering (the “March 2026 Offering”) of 13,360,000 Units, with each Unit consisting of (i) one Class A ordinary share, par value $0.00001 per share, and (ii) one Class A Warrant to purchase one Class A ordinary share, par value $0.00001 per share, at a public offering price of $0.449 per Unit, for aggregate gross proceeds to the Company of approximately $6 million, before deducting underwriting discounts and offering expenses paid by the Company. The Company also granted the underwriter an over-allotment option exercisable for up to forty-five (45) days after the date of the March 2026 Offering, which permitted the underwriter to purchase a maximum of 2,004,000 additional Class A ordinary shares, par value $0.00001 per share, and/or 2,004,000 additional Class A Warrants to purchase Class A ordinary shares, par value $0.00001 per share. On March 19, 2026, the underwriter partially exercised its over-allotment option to purchase 1,890,000 Class A Warrants.

The Class A Warrants have a one-year term, were immediately exercisable after issuance, and had an initial exercise price of $0.449 per Class A ordinary share, par value $0.00001 per share. On the 2nd and 5th trading day following the closing of the March 2026 Offering, the exercise price of the Class A Warrants was reduced to 70% and 50% of the initial exercise price, or $0.3143 and $0.2245 per Class A ordinary share, par value $0.00001 per share, respectively. Upon each adjustment to the exercise price for the Class A Warrants, the number of issuable shares underlying the Class A Warrants was proportionally increased so that the aggregate exercise price of the Class A Warrants remained the same. The Class A Warrants also provide for a zero exercise price option, in which the holder will receive two (2) Class A ordinary shares, par value $0.00001 per share, that would be issuable upon a cash exercise of the Class A Warrant, without payment of additional consideration.

The net proceeds from the March 2026 Offering were approximately $5.23 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

As of the date of this annual report, we used the net proceeds of the March 2026 Offering as follows:(i) US$2,517,000 were applied to repay the outstanding principal balance due on the 2025 Senior Secured Promissory Notes, together with an 18% per annum late charge (which accrued as of their maturity on March 1, 2026), and which notes were non-interest bearing; and (ii) $2.71 million  will be used for working capital and other general corporate purposes. None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates.

April 7, 2026 Offering

On April 7, 2026, the Company entered into subscription agreements with seven investors. Pursuant to the subscription agreements, and in reliance on Regulation S, such investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to such investors, an aggregate of 2,900,000 Class A Ordinary Shares at a purchase price of $1.10 per share, for an aggregate purchase price of $3,190,000 (the “April 7, 2026 Offering”). The investors represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The entry into the subscription agreements and the transactions contemplated thereby were approved by the Company’s board of directors on April 6, 2026.

None of the transaction expenses incurred in connection with the April 7, 2026 Offering included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the April 7, 2026 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we intend to use the net proceeds of the April 7, 2026 Offering for (i) market expansion efforts and business development; and (ii) working capital and other general corporate purposes.

April 27, 2026

On April 27, 2026, the Company entered into certain subscription agreements with ten purchasers. Pursuant to the subscription agreements, and in reliance on Regulation S, the purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to such purchasers, an aggregate of 15,670,737 Class A Ordinary Shares at a purchase price of $1.64 per share, for an aggregate purchase price of $25.7 million (the “April 27, 2026 Offering”). Each of the purchasers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person.

The entry into the subscription agreements and the transactions contemplated thereby were approved by the Company’s board of directors on April 24, 2026.

None of the transaction expenses incurred in respect of the April 27, 2026 Offering included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the April 27, 2026 Offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we intend to use the net proceeds of the April 27, 2026 Offering for (i) market expansion efforts and business development; and (ii) working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework.

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

In the course of preparing our consolidated financial statements for the year ended December 31, 2025, our management identified several control deficiencies, which include material weaknesses. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements. We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the fiscal year 2025, HCL was appointed as the Company’s auditor for the audited Consolidated Financial Statements that appear in this annual report. For the fiscal years 2023 and 2024, Onestop Assurance PAC was appointed as the Company’s auditor for the audited Consolidated Financial Statements that appear in this annual report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by HCL, HHL and Onestop Assurance PAC, and their respective affiliates for providing audit and other professional services in each of the last three years:

	For the Years Ended December 31,
	2025	2024	2023
Audit fees(1) - Onestop Assurance PAC	$-	$200,000	$187,000
Audit fees(1) – HCL PLLC	120,000	-	-
Audit fees(1) - HHL	-	-	-
Total	$120,000	$200,000	$187,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Change of Certifying Accountant in January 2026

On January 13, 2026, we engaged HCL as our independent registered public accounting firm, and dismissed HHL. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and HHL. The termination of the engagement with HHL became effective as of January 13, 2026, and the engagement of HHL as the independent auditor of the Company became effective as of January 13, 2026.

The details of the Company’s change of auditor are described on a report on Form 6-K filed with the SEC on January 27, 2026, which is incorporated by reference herein.

Change of Certifying Accountant in July 2025

On July 24, 2025, we engaged HHL as our independent registered public accounting firm, and dismissed Onestop. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board, and the decision was not made due to any disagreements between us and Onestop. The termination of the engagement with Onestop became effective as of July 24, 2025, and the engagement of HHL as the independent auditor of the Company became effective as of July 24, 2025.

The details of the Company’s change of auditor are described on a report on Form 6-K filed with the SEC on July 31, 2025, which is incorporated by reference herein.

Change of Certifying Accountant in May 2023

On May 10, 2023, the “Company appointed Onestop as its independent registered public accounting firm, effective on the same day. Onestop replaces WWC, P.C., the former independent registered public accounting firm, which the Company dismissed on May 10, 2023. The appointment of Onestop was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of U Power Limited, and its operating subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-285126) initially filed with the Securities and Exchange Commission March 10, 2026)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
2.3	Form of Series A Warrants (incorporated by reference to exhibit 99.4 of our report on Form 6-K filed on December 8, 2023)
2.4	Form of Pre-Funded Warrant to purchase Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by the Company with the SEC on January 28, 2025)
2.5	Form of Common Warrant to purchase Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Form 6-K filed by the Company with the SEC on January 28, 2025)
2.6	Description of Securities (incorporated by reference to Exhibit 2.6 of the Annual Report on Form 20-F, filed with the SEC on May 15, 2025)
2.7	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-294161) initially filed with the Securities and Exchange Commission on March 10, 2026)
2.8	Form of Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (File No. 333-294161) initially filed with the Securities and Exchange Commission on March 10, 2026)
4.1	English translation of Investment Agreement on Joint Venture of Huzhou Zheyou New Energy Sales Co., Ltd. by and between Zhejiang Petroleum Comprehensive Energy Sales Co., Ltd. and Youpin Automobile Service Group Co., Ltd., dated April 15, 2022 (incorporated by reference to exhibit 4.12 to our annual report on Form 20-F filed on August 22, 2023)
4.2	English translation of Corporate Bond Subscription Agreement by and between Zhejiang Youguan Automobile Service Co., Ltd. and Wuyi Transportation Construction Investment Group Co., Ltd., dated September 17, 2020 (incorporated by reference to exhibit 4.13 to our annual report on Form 20-F filed on August 22, 2023)
4.3	English translation of Project Finance Loan Contract by and between Youxu New Energy Technology (Zibo) Co., Ltd. and Qishang Bank, dated December 13, 2021(incorporated by reference to exhibit 4.14 to our annual report on Form 20-F filed on August 22, 2023)

4.4	English translation of Settlement Agreement by and between Zhejiang Youguan Automotive Service Co., Ltd. and WuYi Transportation Construction Investment Group Company Limited, dated June 13, 2023 (incorporated by reference to exhibit 4.17 to our annual report on Form 20-F filed on August 22, 2023)
4.5	English translation of Amendment, dated November 10, 2023, to Capital Increase Agreement (originally dated December 31, 2021) among Youxu New Energy Technology (Zibo) Co., Ltd., Mr. Jia Li, and Shandong Qiying Industrial Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.15 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.6	English translation of Consulting Agreement, between U Power Limited and RICHNESS FORTUNE CREDIT(HK) COMPANY LIMITED, dated April 18, 2023 (incorporated by reference to Exhibit 4.16 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.7	English translation of Offshore Business Loan Entrustment Agreement between U Power Limited and Worthy Credit Limited, dated March 31, 2023 (incorporated by reference to Exhibit 4.17 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.8	Service Agreement between U Power Limited and Liberty Asset Management Capital Limited, dated March 31, 2023 (incorporated by reference to Exhibit 4.18 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
4.9	Form of Securities Purchase Agreement (incorporated by reference to exhibit 99.2 of our report on Form 6-K filed on December 8, 2023)
4.10	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated May 13, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on May 20, 2024)
4.11	Subscription Agreement between U Power Limited and Big Benefit Ltd., dated May 23, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on May 30, 2024)
4.12	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated June 24, 2024 (incorporated by reference to exhibit 10.1 of our report on Form 6-K (File No. 001-41679) filed on June 28, 2024)
4.13	Form of the Securities Purchase Agreement, dated January 24, 2025, by and among the Company and the purchasers (incorporated by reference to Exhibit 10.2 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on January 28, 2025)
4.14	Placement Agency Agreement, dated January 24, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on January 28, 2025)
4.15	Joint Venture Agreement, dated December 25, 2024, by and between U SWAP Co., Ltd. and Ezzy Transporter (Thailand) Co., Ltd. (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F, filed with the SEC on May 15, 2025)
4.16	Joint Venture Agreement, dated December 16, 2024, by and among Associação Nacional dos Transportes Rodoviários em Automóveis Ligeiros, Energy U Limited and UNEXMOB MOBILIDADE ELETRICA, LDA (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F, filed with the SEC on May 15, 2025)
4.17	Placement Agency Agreement, dated July 24, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Company with the SEC on July 28, 2025)
4.18	Form of Securities Purchase Agreement, dated July 24, 2025, by and between the Company and the Selling Shareholder (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by the Company with the SEC on July 28, 2025)
4.19	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K filed to the Securities and Exchange Commission on December 3, 2025)

4.20	Form of Senior Secured Promissory Note (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K filed to the Securities and Exchange Commission on December 3, 2025)
4.21	Form of Pledge Agreement (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K filed to the Securities and Exchange Commission on December 3, 2025)
4.22	Form of Equity Interest Control Agreement (Incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K filed to the Securities and Exchange Commission on December 3, 2025)
4.23	Placement Agency Agreement, dated December 1, 2025, by and between the Company and Maxim Group LLC (Incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 6-K filed to the Securities and Exchange Commission on December 3, 2025)
4.24	English translation of Battery-swapping Project Engineering Service Agreement, between Shanghai Youxu New Energy Technology Co., Ltd and SAIC MAXUS AUTOMOBILE CO., LTD., dated September 23, 2025 (incorporated by reference to Exhibit 10.23 of our Registration Statement on Form F-1 (File No. 333-294161) initially filed with the Securities and Exchange Commission on March 10, 2026)
4.25	English translation of Cooperation Agreement, among U Power Limited, UNEX MOBIITY Limited and SAIC Hongyan Automobile Co., Ltd., dated November 20, 2025 (incorporated by reference to Exhibit 10.24 of our Registration Statement on Form F-1 (File No. 333-294161) initially filed with the Securities and Exchange Commission on March 10, 2026)
4.26	Form of the Subscription Agreement, dated April 7, 2026, by and among the Company and the purchasers (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on April 7, 2026)
4.27	Form of the Subscription Agreement, dated April 27, 2026, by and among the Company and the purchasers (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41679) filed by the Company with the SEC on April 28, 2026)
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-268949) initially filed with the Securities and Exchange Commission on December 22, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Form 20-F Form 20 (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guantao Law Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 from our registration statement on Form 20-F (File No. 001-41679) for the fiscal year ended December 31, 2023, filed with the SEC on May 15, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

U Power Limited

	By:	/s/ Jia Li
Jia Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: May 15, 2026

U POWER LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of U Power Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of U Power Limited, its subsidiaries and its variable interest entity (collectively, the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of operations and cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s current financial situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 3. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HCL PLLC

We have served as the Company’s auditor since 2026.

Chicago, IL

May 15, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of U Power Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of U Power Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the two year period ended December 31 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the result of its operations and its cash flows for each of the years in the two year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Onestop Assurance PAC

We served as the Company’s auditor from 2023 to 2025.

Singapore

May 15, 2025

U POWER LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		23,435	21,951	3,123
Restricted cash		1,239	343	49
Accounts receivable	5	10,374	22,198	3,158
Inventories	6	9,872	12,291	1,749
Advance to suppliers	7	9,466	11,334	1,613
Contract Assets		-	1,050	149
Other current assets	8	29,032	17,963	2,556
Amount due from related parties	16	21,657	60,274	8,575
Total current assets		105,075	147,404	20,972

Non-current assets:
Property, plant and equipment, net	9	8,656	8,537	1,215
Intangible assets, net	10	132	62	9
Operating lease right-of-use assets, net	15	16,205	9,873	1,405
Long-term investments	11	134,114	133,942	19,056
Refundable deposit for investment	12	39,799	54	8
Other non-current assets	8	81,733	78,926	11,228
Total non-current assets		280,639	231,394	32,921
Total assets		385,714	378,798	53,893

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	13	17,972	18,972	2,699
Accounts payable		14,307	19,533	2,779
Accrued expenses and other liabilities	14	13,281	29,915	4,256
Income tax payables	18	5,169	7,947	1,131
Advances from customers		1,086	3,213	457
Operating lease liabilities – current	15	1,843	1,247	177
Amount due to related parties	16	3,239	1,037	148
Total current liabilities		56,897	81,864	11,647

Non-current liabilities:
Operating lease liabilities – non-current	15	4,137	2,362	336
Bank borrowings	13	3,700	-	-
Total non-current liabilities		7,837	2,362	336
Total liabilities		64,734	84,226	11,983

Commitments and contingencies	21	-	5,800	825

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 3,378,188 and 4,971,484 issued and outstanding as of December 31, 2024 and 2025) *		-	-	-
Class A ordinary shares, $0.00001 par value, 3,999,411,812 Class A ordinary shares authorized, 2,790,000 and 4,603,440 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025*		-	-	-
Class B ordinary shares, $0.00001 par value, 1,000,588,188 Class B ordinary shares authorized, 588,188 and 368,044 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025*		-	-	-
Additional paid-in capital		512,568	565,069	80,394
Translation reserve		-	(4,231)	(602)
Accumulated deficit		(221,098)	(289,818)	(41,233)
Total U POWER LIMITED’s shareholders’ equity		291,470	271,020	38,559
Non-controlling interests		29,510	17,752	2,526
Total equity		320,980	288,772	41,085
Total liabilities and equity		385,714	378,798	53,893

*	On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis. As of December 31, 2025, the Company had approximately 4,971,484 ordinary shares with a par value of US$0.00001 each issued and outstanding on a post-consolidation basis. This does not give effect to the 1-for-10 share consolidation effected on April 1, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Net revenues
Product sales		17,062	41,819	36,628	5,211
Sourcing services		1,513	63	1,090	155
Battery-swapping services		1,189	2,408	3,407	485
Total net revenues		19,764	44,290	41,125	5,851
Cost of revenues		(7,592)	(33,827)	(26,208)	(3,729)
Gross profit		12,172	10,463	14,917	2,122

Operating expenses:
Sales and marketing expenses		(2,477)	(2,789)	(3,362)	(478)
General and administrative expenses		(41,222)	(46,910)	(52,627)	(7,487)
Research and development expenses		(2,184)	(2,985)	(4,597)	(654)
Loss on impairment of long-lived assets and long-term investment		(1,996)	(10,504)	-	-
Allowance for expected credit losses		(1,196)	(5,264)	(12,597)	(1,792)
Total operating expenses		(49,075)	(68,452)	(73,183)	(10,411)
Operating loss		(36,903)	(57,989)	(58,266)	(8,289)
Interest income		562	742	2,829	402
Interest expenses		(1,860)	(1,402)	(188)	(27)
Other income		16,927	5,612	3,072	437
Other expenses		(1,579)	(3,325)	(24,344)	(3,463)
Loss before income taxes		(22,853)	(56,362)	(76,897)	(10,940)
Income tax expenses	18	(2,613)	-	(3,581)	(509)
Net loss		(25,466)	(56,362)	(80,478)	(11,449)
Less: Net loss attributable to non-controlling interests		(6,128)	(8,440)	(11,758)	(1,673)
Net loss attributable to the Company’s shareholders		(19,338)	(47,922)	(68,720)	(9,776)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	20	(15.56)	(16.79)	(15.05)	(2.14)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted	20	1,243,140	2,854,594	4,567,460	4,567,460
Net loss		(25,466)	(56,362)	(80,478)	(11,449)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		446	(446)	(4,231)	(602)
Comprehensive loss		(25,020)	(56,808)	(84,709)	(12,051)

*	On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis. As of December 31, 2025, the Company had approximately 4,971,484 ordinary shares with a par value of US$0.00001 each issued and outstanding on a post-consolidation basis. This does not give effect to the 1-for-10 share consolidation effected on April 1, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

								Total
	Class A		Class B		Additional			U POWER LIMITED	Non-
	Ordinary shares		Ordinary shares		paid-in	Accumulated	Translation	shareholders’	controlling	Total
	Shares *	Amount	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	500,000	-	-	-	319,775	(153,838)	-	165,937	39,078	205,015
Consolidated net loss	-	-	-	-	-	(19,338)		(19,338)	(6,128)	(25,466)
Issuance of ordinary shares	743,140	-	743,140	-	159,625	-	-	159,625	-	159,625
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	5,000	5,000
Other comprehensive income	-	-	-	-	-	-	446	446	-	446
Balance as of December 31, 2023	1,243,140	-	-	-	479,400	(173,176)	446	306,670	37,950	344,620
Consolidated net loss						(47,922)		(47,922)	(8,440)	(56,362)
Issuance of ordinary shares	1,546,860	-	588,188	-	49,276			49,276		49,276
Investment Refund					(16,108)			(16,108)		(16,108)
Other comprehensive income							(446)	(446)		(446)
Balance as of December 31, 2024 in RMB	2,790,000	-	588,188	-	512,568	(221,098)	-	291,470	29,510	320,980
Consolidated net loss						(68,720)		(68,720)	(11,758)	(80,478)
Issuance of ordinary shares	1,593,296				52,501			52,501		52,501
Other comprehensive income							(4,231)	(4,231)		(4,231)
Balance as of December 31, 2025 in RMB	4,383,296		588,188		565,069	(289,818)	(4,231)	271,020	17,752	288,772
Balance as of December 31, 2025 in US$		-			80,394	(41,233)	(4,231)	38,559	2,526	41,085

*	On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis. As of December 31, 2025, the Company had approximately 4,971,484 ordinary shares with a par value of US$0.00001 each issued and outstanding on a post-consolidation basis. This does not give effect to the 1-for-10 share consolidation effected on April 1, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(25,466)	(56,362)	(80,478)	(11,449)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,607	3,057	2,112	301
Amortization of right-of-use assets	5,719	5,450	6,333	901
Allowance for expected credit losses	1,196	5,264	12,599	1,792
Loss on impairment of property, plant and equipment	1,896	-	-	-
Loss on impairment of long-term investment	100	10,503	-	-
Share of loss/(gain) in equity method investee	94	295	(339)	(48)
Reversal of loss on impairment of Inventories		(79)	-	-

Changes in operating assets and liabilities:
Accounts receivables	(14,168)	3,811	(13,172)	(1,874)
Inventories	107	(4,354)	(2,418)	(344)
Advance to suppliers	(3,929)	1,499	(2,887)	(411)
Other current assets	(21,228)	8,174	(21,891)	(3,113)
Amount due from related parties	(22)	(1,514)	1,626	231
Other non-current assets	30	(45,704)	-	-
Accounts payables	(899)	4,076	5,226	744
Accrued expenses and other payables	(15,106)	(1,862)	19,350	2,753
Income tax payables	2,621	(31)	2,778	395
Advance from customers	(721)	(1,451)	2,126	302
Amount due to related parties	5,180	(2,192)	(3,239)	(461)
Commitments and contingent liabilities	-	-	5,801	825
Contract assets	-	-	(1,050)	(148)
Operating lease liabilities	(3,453)	(1,750)	(2,371)	(337)
Net cash used in operating activities	(65,442)	(73,170)	(69,894)	(9,941)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(881)	(10)	(500)	(71)
Proceeds from disposal of property, plant and equipment	-	130	-	-
Loans (provided to)/received from third parties	(33,255)	16,734	-	-
Received from loans to third parties	-	-	23,762	3,381
Received from refundable deposit for investment	7,409	32,975	39,745	5,655
Loans provided to related parties			(40,243)	(5,725)
Repayments of loan from related parties			1,037	148
Prepayment	(42,599)	-	-	-
Payment for deferred consideration in relation to investment	(3,000)	-	-	-
Increase in long-term investments	(11,750)	(736)	29	4
Net cash (used in)/ provided by investing activities	(84,076)	49,093	23,830	3,392

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by non-controlling shareholders	5,000	-	-	-
Loans received from a third party	15,006	-	-	-
Proceeds from issuance of ordinary shares	156,197	25,873	52,501	7,469
Proceeds from short-term bank borrowing	5,000	10,172	2,000	285
Repayments of long-term bank borrowing	(500)	(3,000)	(4,700)	(669)
Repayments of loan payable	(1,300)	(20,087)	(2,716)	(386)
Net cash provided by financing activities	179,403	12,958	47,085	6,699

Net (decrease)/increase in cash and cash equivalents and restricted cash	29,885	(11,119)	1,021	150
Effects of exchange rate changes	446	(446)	(3,401)	(359)
Cash and cash equivalents and restricted cash at beginning of year	5,908	36,239	24,674	3,381
Cash and cash equivalents and restricted cash at end of year	36,239	24,674	22,294	3,172

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	4,698	-	-	-
Issue of share for right-of-use assets	3,428	-	-	-

Supplemental disclosures cash flow information
Interest payment			(1,004)	(143)
Income tax payment			-	-

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

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	54.37%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	70%	Provision of battery swapping stations sales and battery swapping services and two-wheeled vehicle battery-swapping services
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
U SWAP CO LTD(“U SWAP”)	June 13, 2024	Thailand	85%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Greendrive Tech Co., Ltd (“Greendrive”)	March 5, 2025	Thailand	70.0%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Younengke New Energy Technology Co., Ltd (“SH Younengke”)	July 11, 2025	PRC	70%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 2,416,667 ordinary shares with a par value of US$0.0000001 each (not giving effect to the 1-for-100 share consolidation effected on March 31, 2024 and the 1-for-10 share consolidation effected on April 1, 2026) with net proceeds from the IPO of approximately US$13,000,000.

(d) Consolidation of Ordinary Shares

On March 25, 2024, the Company’s shareholders adopted an ordinary resolution to effect that every 100 ordinary shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.00001 each, which became effective on March 31, 2024. During fiscal year 2025, the Company issued an aggregate of 159,329,600 ordinary shares with a par value of US$0.0000001 each on a pre-consolidation basis, equivalent to 1,593,296 ordinary shares with a par value of US$0.00001 each on a post-consolidation basis. As of December 31, 2025, the Company had approximately 4,971,484 ordinary shares with a par value of US$0.00001 each issued and outstanding on a post-consolidation basis.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There was other comprehensive loss of RMB 446 and RMB 783(US$ 111) for the years ended December 31, 2024 and 2025.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.0288, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025 or at any other rate.

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

Based on the result of the Group’s estimation of collectability, the Group recognized RMB5,264 and RMB12,597 (US$ 1,792) of allowance for expected credit loss for the years ended December 31, 2024 and 2025, respectively.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. There was no inventory impairment recognized for the years ended December 31, 2024 and 2025, respectively.

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

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, software and right-of-use assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The Group recognized nil and nil of impairment on fixed assets for the years ended December 31, 2024 and 2025, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group recognized RMB10,503 and nil of impairment on long-term investments for the years ended December 31, 2024 and 2025, respectively.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of December 31, 2025, the carrying values of these financial instruments are approximated to their fair values.

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

The following table sets forth a breakdown of the Group’s revenues, in absolute amounts and percentages of total revenues for the years presented:

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Sourcing services	1,513	7.7	63	0.1	1,090	155	2.7
Product sales	17,062	86.3	41,819	94.5	36,628	5,211	89.0
Battery-swapping services	1,189	6.0	1,177	2.7	402	57	1.0
Two-wheeled vehicle battery-swapping services	-	-	1,231	2.7	3,005	428	7.3
Total revenues	19,764	100.0	44,290	100.0	41,125	5,851	100.0

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

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs of RMB 579 (US$82) as incurred and classifies these costs under sales and marketing expenses.

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

There was RMB446 and RMB4,231 (US$602) other comprehensive loss for the years ended December 31, 2024 and 2025, respectively.

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

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2024 and 2025. The Group recorded a loss on lease termination of right-of-use assets of nil for the years ended December 31, 2024 and 2025, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2024 and 2025, respectively.

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

The Group recognized nil and RMB5,800(US$825) of commitments and contingencies as of the years ended December 31, 2024 and 2025, respectively.

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

3. LIQUIDITY

For the year ended December 31, 2025, the Group reported a net loss of RMB80,478 (US$11,449), negative operating cash flows of RMB69,894 (US$9,941) and accumulated deficit of RMB289,818 (US$41,233). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash generated from operating activities and commercial bank loans, together with the net proceeds from the 2025 follow-on offering, have been utilized to meet the Group’s working capital requirements.

As of December 31, 2024 and 2025, the Group’s cash and cash equivalents and restricted cash were RMB24,674 and RMB22,294 (US$3,172), respectively, and the Group’s restricted cash were RMB1,239 and RMB343 (US$49), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on the proceeds received from investors and anticipated increase in cash generated from operations. Meanwhile, on an on-going basis, the Group also has received the financial support commitments from the Company’s key management to enable the Group to meet its other liabilities and commitments. The Group received an additional net capital injection of US$52,501. The Group believes its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group will use for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

The management believes that the Group will continue as a going concern in the following 12 months from the date the Group’s 2025 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

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

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2025, approximately RMB24,674 and RMB20,415 (US$2,905) were deposited with financial institutions located in the PRC, respectively, where there is a RMB 500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for expected credit loss consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	11,975	25,146	3,578
Less: allowance for expected credit loss	(1,601)	(2,948)	(420)
	10,374	22,198	3,158

As of December 31, 2024 and 2025, all accounts receivable were due from third-party customers. There is RMB1,601 and RMB2,948 (US$420) allowance for expected credit loss recognized as of the years ended December 31, 2024 and 2025, respectively.

The movement of allowance of expected credit loss was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
At the beginning of the year	(37)	(1,601)	(219)
Additions	(1,564)	(1,347)	(201)
At the end of the year	(1,601)	(2,948)	(420)

6. INVENTORIES

	As of December 31,
	2024	2025
	RMB	RMB	US$
Raw materials	3,358	5,967	849
Low value consumables	34	34	5
Finished goods	6,492	6,290	895
Less: inventory impairment	(12)	-	-
	9,872	12,291	1,749

The Group recognized nil and nil of reserve of inventory for the years ended December 31, 2024 and 2025, respectively. The impairment is due to the fact that inventory is obsolete and no longer sellable.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Advance to suppliers	17,789	20,677	2,942
Less: Allowance for expected credit losses	(8,323)	(9,343)	(1,329)
	9,466	11,334	1,613

As of the year ended December 31, 2024 and 2025, the balance of advance to suppliers mainly represented the prepayments in relation to the development of vehicle sourcing, and purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	(8,472)	(8,323)	(1,140)
(Additional allowance)/reversal for expected credit losses	149	(1,020)	(189)
Balance at the end of the year	(8,323)	(9,343)	(1,329)

8. OTHER CURRENT AND NONCURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Value-added tax recoverable	8,061	9,059	1,289
Loans to third parties (i)	21,305	20,345	2,895
Deposits	4,590	2,600	370
Staff advances	708	550	78
Others	705	1,977	281
Less: Allowance for expected credit losses	(6,337)	(16,568)	(2,357)
	29,032	17,963	2,556

(i)	In January 2023, LY New Energy, Youpin, Youxu Zibo and HN Youxu, respectively, entered into a one-year loan agreement signed annually with Shanghai Huazhen Construction Engineering Co., Ltd (“SH Huazhen”), pursuant to which LY New Energy, Youpin, Youxu Zibo and HN Youxu were entitled to lend a total loan amount of RMB12,560 (US$1,769) with free interest rate for working capital needs of SH Huazhen. As of December 31, 2025, the balance has been fully provided for impairment.

In December 2023, Youguan Financial Leasing entered into a one-year loan agreement with Cao Yue, Gong Hua and He Guangquan for revolving loan quota, each quota of RMB2.4 million, pursuant to which Youguan Financial Leasing were entitled to lend a total loan amount of RMB7.2 million with free interest rate. As of December 31, 2025, the loan balance is RMB1,197 (US$170).

An analysis of the expected credit losses was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	(2,488)	(6,337)	(868)
Additional allowance charged to expense	(3,849)	(10,231)	(1,489)
Balance at the end of the year	(6,337)	(16,568)	(2,357)

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Loans to third parties (iv)	81,552	78,926	11,228
Long-term deferred expenses(v)	181	-	-
	81,733	78,926	11,228

(iv)	On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company provides a loan of $5,000 to Worthy Credit bearing an interest rate of 2% per annual. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in HK. As a result, the Company shall expect to promote its sourcing services, product sales as well as battery-swapping services in HK area. Consequently, the loan is not yet to be granted to any customers due to the fact that the Company’s vehicle product is still at certification stage and there is no contract entered into yet with any dealers or purchasers of battery swapping stations.

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

Extends the cooperation term through December 2028; Implements an annual interest charge of $300. During the year ended December 31, 2025, the Company recognized interest received of RMB 1,054 (US$150).

(v)	On September 11, 2024, Youxu Zibo entered into a design service contract with Shanghai Kunying Technology Co., Ltd. for battery swap station projects. Under the agreement, design service costs are recognized in accordance with the construction progress of the respective battery swap stations. Costs related to uncompleted stations that have not passed final inspection are capitalized as long-term deferred expenses. As of December 31, 2025, the Company had no long-term deferred expenses.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Leasehold improvements	534	549	78
Computer and electronic equipment	2,457	2,485	354
Manufacturing equipment	12,460	14,111	2,008
Office equipment	288	334	47
Motor vehicles	4,367	4,446	633
Construction in process	-	105	15
	20,106	22,030	3,135
Less: loss of impairment	(1,896)	(1,896)	(270)
Less: accumulated depreciation	(9,554)	(11,597)	(1,650)
	8,656	8,537	1,215

For the years ended December 31, 2024 and 2025, the Group recorded depreciation expenses of RMB2,872 and RMB2,043 (US$291) respectively. There is RMB1,896 of impairment of property, plant and equipment recognized as of the years ended December 31, 2024 and 2025, respectively. The loss of the impairment was due to the permanent withdrawn of a production line made in 2023.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Total	Total
	RMB	RMB	US$
Net balance as of December 31, 2024	132	132	18
Amortization expense	(70)	(70)	(9)
Net balance as of December 31, 2025	62	62	9

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB69 and RMB70 (US$9) for the years ended December 31, 2024 and 2025, respectively. No impairment charge was recorded for the years ended December 31, 2024 and 2025, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next year are as follows:

	RMB	US$
2026	62	9

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	120,006	109,133	15,527
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	3,121	2,858	407
MATSON (HONG KONG)(iii)	20,773	21,009	2,988
UNEX EV B.V(iv)	717	737	105
S.U SWAP CO.,LTD (v)	-	205	29
Less: impairment on equity investments	(10,503)	-	-
	134,114	133,942	19,056

(i)	In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. In October 2023, the Group entered RMB10,000 into Zibohengxin Investment Partnership, and the Group accounted aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of December 31, 2025. For the year ended of December 31, 2025, the Group recorded an investment loss of RMB371 from the operating result of Zibo Hengxin.

(ii)	In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital injected of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% as of December 31, 2025. For the year ended of December 31, 2025, the Group recorded an investment loss of RMB262 from the operating result of Huzhou Zheyou.

(iii)	On February 6, 2024, the Company and Zeng Lingzhi, the sole legal and beneficial owner of Matson, a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company intends to acquire from Matson 3,560 ordinary shares (the “Matson Shares”), which will be issued and allotted by Matson to the Company and represent 26.25% of Matson’s total equity shares (the “Acquisition”). In exchange for the Matson Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company.

(iv)	The Group entered into an agreement to invest in UNEX EV B.V, and injected capital of US$105 in July 2024. The Group held an equity interest of 9% of UNEX EV B.V. For the year ended of December 31, 2025, the Group recorded an investment income of RMB47 from the operating result of Zibo Hengxin.

(v)	The Group entered into an agreement to invest in S.U SWAP CO.,LTD, and injected capital of RMB205 in December 2025. The Group held an equity interest of 10.2% of S.U SWAP CO.,LTD.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2023, the Company entered into a term sheet, the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential Transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. As of December 31,2022, the balance of the refundable deposit for investment is RMB80,183, the Company has recovered RMB7,409 of the refundable investment funds in 2023, and the balance of the refundable deposit for investment is RMB72,774 (US$10,250) as of December 31,2023. On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. During the year ended December 31, 2025, the Company has received a refund of RMB39,745 (US$5,655).

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Short-term bank borrowing(i)	15,172	13,172	1,874
Long-term bank borrowing, current portion(ii)	2,800	5,800	825
Long-term bank borrowing, non-current portion(ii)	3,700	-	-
	21,672	18,972	2,699

(i)	During fiscal year 2025, Shanghai Youxu fully repaid the aggregate short-term bank borrowings of RMB4,000 originally obtained in 2024. While, Shanghai Youxu entered into new one-year short-term bank loans of RMB2,000 on February 21, 2025, carrying an annual interest rate of 3.10%.

(ii)	During fiscal year 2025, Youxu Zibo repaid RMB700 of its bank borrowings from Qishang Bank.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Payroll and welfare payables	4,856	9,460	1,346
Loans from third parties	4,787	2,177	310
Payable to Anhui Juhu (ii)	200	-	-
Customer deposit	363	367	52
Litigation and settlement(iii)	-	16,958	2,413
Accrued expenses	334	393	56
Deferred consideration in relation to investment (i)	2,300	-	-
Others	441	560	79
	13,281	29,915	4,256

(i)	In June 2021, AHYS and Youpin entered into an equity transfer agreement (“the Agreement”) with Ningbo Tuowei Equity Investment Partnership (Limited Partnership) (“Ningbo Tuowei”), the shareholder who owned 0.5533% share equity of Youpin. pursuant to which Ningbo Tuowei is entitled to transfer its all 0.5533% share equity of Youpin for a total consideration of RMB6,000 to AHYS. As of December 31, 2025, the outstanding balance of this deferred consideration in relation to investment is nil.

(ii)	In February 2023, Youpin was sued by Anhui Juhu Doors & Windows Technology Co., Ltd. for alleged unpaid rent amounting to RMB3,245 (approximately $457). As defendant, Youpin reached a settlement agreement on July 29, 2024, which established the final payable amount at RMB2,000. As of 31 December 2025, the Group has cleared all amounts payable.

(iii)	With respect to litigation and settlement matters, please refer to Note 21, “COMMITMENTS AND CONTINGENCIES.”

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance lease for the years ended December 31, 2024 and 2025. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Operating lease right-of-use assets, net	16,205	9,873	1,405
Operating lease liabilities, current	1,843	1,247	177
Operating lease liabilities, non-current	4,137	2,362	336
Weighted average remaining lease terms	3.22 years	2.37 years
Weighted average discount rate	4.64%	4.62%

Future lease payments under operating leases as of December 31, 2025 were as follows:

As of December 31, 2025
RMB
FY2026	2,246
FY2027	1,528
FY2028	906
FY2029	426
FY2030	293
Total future lease payment	5,399
less: imputed interest	(1,790)
Represent value of future lease payments	3,609

16. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Financial Leasing Co., Ltd(“Nanmu”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a) Amounts due from related parties

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RMB	RMB	USD

Nanmu (Shanghai) Financial Leasing Co., Ltd.(1)	20,001	60,244	8,571
Jia Li(2)	583
Ke Li(2)	438
Shanghai Youcang(3)	100
Bingyi Zhao(4)	535
Huzhou Zheyou New Energy Sales Co., Ltd.		30	4
	21,657	60,274	8,575

(1)	Amounts due from Nanmu (Shanghai) Financial Leasing Co., Ltd. represent an investment deposit to Nanmu (Shanghai) Financial Leasing Co., Ltd. As of the date of this annual report, Nanmu (Shanghai) Financial Leasing Co., Ltd. had returned RMB 50,000 (US$ 7,114) of the relevant investment deposit.

(2)	Amounts due from Jia Li and Ke Li represent the advance paid to Jia Li and Ke Li by Youpin Shandong, SH Youxu and Energy U Limited for their market expansion efforts, at an interest rate of 12.4% and with a due date of June 30, 2026.

(3)	Amounts due from Shanghai Youcang represent the advances paid by AHYS to Shanghai Youcang regarding the transfer of 24.11% equity interests of Youpin in May 2022.

(4)	Amounts due from Bingyi Zhao represent the advances paid by Youpin Shandong to Bingyi Zhao for her market expansion efforts.

(b) Amounts due to related parties

	As of December 31, 2024	As of December 31, 2025	As of December 31, 2025
	RMB	RMB	USD

Ke Li(1)	3,020	-	-
Bingyi Zhao(1)	219	-	-
UNEX EV(2)	-	1,037	148
	3,239	1,037	148

(1)	Amounts due to Ke Li and Bingyi Zhao represent the interest-free loans to SH Youxu, Energy U Limited, and U Power Limited for their operation purposes.

(2)	Amounts due to UNEX EV represent the loans to Energy U Limited for its operation purpose.

(c) Related party’s transaction

	For the fiscal year ended December 31,
	2024	2025	2025
	RMB	RMB	USD

Loans to Nanmu (Shanghai) Financial Leasing Co., Ltd	20,001	40,243	5,726
Cash Advance to Jia Li	583	(583)	(83)
Cash Advance to Ke Li	438	(438)	(62)
Loans / (Repayment of loans) to Shanghai Youcang	(11)	(100)	(14)
Cash Advance to Bingyi Zhao	380	(536)	(76)
Repayment of receivables to Youche Jingpin	(20)
Deposit to Huzhou Zheyou		30	4
Repayment of loans from Jia Li	(582)
Repayment of loans from Ke Li	(1,150)	(3,020)	(430)
Repayment of loans from Bingyi Zhao	(454)	(219)	(31)
Loans from UNEX EV		(1,037)	(148)
Loans / (Repayment of loans)from Hangzhou Youyue	(6)

17. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB 2,529 and RMB 2,943 (US$419) for the years ended December 31, 2024 and 2025, respectively.

18. INCOME TAXES

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

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2024 and 2025.

Thailand

Subsidiaries in Thailand are subject to corporate income tax on taxable profits earned in Thailand. The standard corporate income tax rate is 20%. For small and medium enterprises (“SMEs”), a progressive tax rate applies: profits not exceeding 300,000 Thai Baht are exempt from tax; profits between 300,001 and 3,000,000 Thai Baht are taxed at 15%; and profits exceeding 3,000,000 Thai Baht are taxed at 20%

PRC

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

As of December 31, 2025, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Non-PRC	(14,742)	(8,058)	(1,146)
PRC	(41,620)	(72,420)	(10,303)
	(56,362)	(80,478)	(11,449)

The following table presents the composition of income tax expenses for the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Current income tax expense	-	3,581	509
Deferred income tax expense	-	-	-
	-	3,581	509

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Loss before provision for income taxes	(56,362)	(80,478)	(11,449)
Income tax benefit computed at an applicable tax rate of 25%	(14,091)	(20,120)	(2,862)
The effect of different tax rate	659	302	43
Change in valuation allowance	13,432	23,399	3,328
	-	3,581	509

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Current and prior year tax losses	45,483	69,010	9,818
Allowance for credit loss	-	230	33
Total deferred tax assets	45,483	69,240	9,851
Less: valuation allowance	(45,483)	(69,240)	(9,851)
Deferred tax assets, net	-	-	-

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

As of December 31, 2024 and 2025, valuation allowances were mainly provided against deferred tax assets caused by net operating losses carried forward in entities where it was determined that it was more likely than not that the benefits of the deferred tax assets will not be realized due to their recurring losses.

According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

As of December 31, 2025, net operating tax loss carry forwards in PRC is expected to expire as follows:

	As of December 31, 2025
	RMB	US$
2026	11,465	1,631
2027	39,695	5,647
2028	26,870	3,823
2029	62,872	8,945
2030	111,121	15,809
	252,023	35,855

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2024 and 2025.

19. RESTRICTED NET ASSETS

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

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the years ended December 31, 2024 and 2025, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB818,712 and RMB503,997 (US$71,705) as of December 31, 2024 and 2025, respectively.

20. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Numerator:
Net loss	(56,362)	(80,478)	(11,449)
Less: net loss attributable to noncontrolling interest	(8,440)	(11,758)	(1,673)
Net loss attributable to the Company’s shareholders	(47,922)	(68,720)	(9,776)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	2,854,594	4,567,460	4,567,460

Basic and diluted earnings per share:	(16.79)	(15.05)	(2.14)

21. COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Group’s contractual obligations as of December 31, 2025:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
Current portion of long-term bank borrowings (i)	5,800	825	5,800	-	-	-
Short-term bank borrowing	13,172	1,874	13,172	-	-	-
Loans from third parties	2,177	310	2,177	-	-	-
Operating lease liabilities (ii)	5,399	768	2,246	2,434	719	-
Litigation and settlement(iii)	16,958	2,413	16,958	-	-	-
Total	43,506	6,190	40,353	2,434	719	-

(i)	The Group’s long-term bank borrowings and short-term bank borrowings as of December 31, 2025 is discussed in Note 13 BANK BORROWINGS.

(ii)	The Group’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2025 is discussed in Note 15 LEASES.

(iii)	The Group’s commitment for payable under the other current liabilities as of December 31, 2025 is discussed in Note 14 ACCRUED EXPENSES AND OTHER LIABILITIES.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700 (US$96) and liquidated damages on January 16, 2024. The initial hearing was held on March 22, 2024. Youpin SD lost the case and appealed to the court on July 25, 2024. On November 8, 2024, the Quanzhou Intermediate People’s Court has revoked the original judgment and remanded the case for retrial. A retrial hearing of second instance was held on January 9, 2026, and the judgment is currently pending.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership), and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000 (US$1,430), along with overdue payment penalties (calculated based on RMB10 (US$1) at the prevailing one-year loan prime rate of banks, from January 1, 2024, to the actual payment date, and the litigation costs. On October 24, 2025, the court of first instance ruled in favor of the plaintiffs. On January 6, 2026, the court of second instance upheld the judgment rendered by the court of first instance.

The Wuhu High-Tech Industrial Development Zone Administrative Committee has issued an administrative decision to Youpin on August 29, 2024, which requires Youpin to return a rental subsidy with respect to a factory lease of RMB3,000 (US$429). Youpin has applied for administrative reconsideration and subsequently filed a lawsuit. Both the administrative reconsideration and administrative litigation proceedings upheld the administrative decision. As of the date of this annual report, Youpin has not returned the RMB3,000 rental subsidy.

SH Youxu and Youxu New Energy Technology (Nanyang) Co., Ltd. were sued by Shanghai Jiehuan Intelligent Technology Co., Ltd. for joint payment of RMB5,800 (US$828) of the goods payment for the battery swap station. The Company was added as a third party by the Shanghai Songjiang District People’s Court on August 12, 2025. On April 13, 2026, the court rendered the first-instance judgment, ordering the defendants to jointly and severally pay the plaintiff goods payment of RMB5,800 (US$828).

Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. and Youpin SD were sued by Yidong New Energy Technology Co., Ltd. for battery depreciation deduction of RMB1,499 (US$213), battery breach liquidated damages of RMB414 (US$59), leasing service fees and overdue payment liquidated damages, with Youpin SD bearing joint and several guarantee liability. The case was filed on March 5, 2026, and a court hearing was held on May 20, 2026. The defendants are currently in negotiations with the plaintiff regarding a revised mediation proposal.

Guarantees

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB783 (US$111).

22. SUBSEQUENT EVENTS

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) (“Zibo Hengsong”) has sued Youpin SD, AHYS, WFOE, and Mr. Jia Li. The plaintiff requested the defendants to repurchase the 13.0435% equity interest in Youpin SD and jointly pay the equity repurchase price of RMB240,000 (US$34,320) plus interest (temporarily calculated at RMB78,220 (US$11,185)). The defendants filed a counterclaim demanding that the plaintiff transfer the 13.0435% equity interest in Youpin SD to the defendants at a consideration of RMB1. On December 22, 2025, the Zibo Intermediate People’s Court rendered a judgment, ordering AHYS and Mr. Jia Li to jointly pay Zibo Hengsong equity repurchase proceeds of RMB312,374 (US$44,678) plus interest accruing from January 11, 2025 to the date of actual payment (calculated on a principal amount of RMB240,000 at an annual interest rate of 8%); ordering Youpin SD to bear joint and several liability for such payment obligations; ordering WFOE to bear joint and several liability for AHYS’s payment obligations; and dismissing the defendants’ counterclaim in its entirety. In connection with the foregoing proceedings, the Zibo Intermediate People’s Court has frozen certain equity interests held by AHYS, Mr. Jia Li, and certain related entities, including, among others, AHYS’s equity interests in Youpin Automobile Service Group Co., Ltd. and Shanghai Youxu New Energy Technology Co., Ltd., Mr. Jia Li’s equity interests in Shanghai Youyi Jia New Energy Technology Partnership (Limited Partnership) and Shanghai Youcang Business Consulting Partnership (Limited Partnership), and equity interests held by AHYS and certain related entities in certain of our PRC subsidiaries, including Youpin, Youpin SD, SH Youteng, SH Youxu, and CD Youyineng, with the frozen equity interests ranging in value from approximately RMB104 to RMB100,000 per interest, and the freezing orders are to remain in effect through February or March 2028. On January 8, 2026, Youpin SD, AHYS, Mr. Jia Li, and WFOE filed an appeal with the Shandong High People’s Court, requesting that the first instance judgment be reversed and that all of Zibo Hengsong’s claims be dismissed. As of the date of this annual report, the case is under trial before the court of the second instance.

On March 25, 2026, the Company effectuated a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis to take effect at the commencement of trading on April 1, 2026. As a result, each 10 ordinary shares of a par value of US$0.00001 each were consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, and following such share consolidation, the authorized share capital of the Company was changed to US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each.

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